Filed Pursuant to Rule 424(b)3
Registration No. 333-254079

PROSPECTUS

(Proposed Holding Company for Blue Foundry Bank)

Up to 24,150,000 Shares of Common Stock

(Subject to Increase of up to 27,772,500 Shares)

Blue Foundry Bancorp, a Delaware corporation, is offering shares of common stock for sale at $10.00 per share in connection with the conversion of Blue Foundry, MHC from the mutual holding company to the stock holding company form of organization. There are currently no shares of our common stock held by public shareholders. We expect to list our common stock on the Nasdaq Global Select Market under the symbol “BLFY.” We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

The shares of common stock are first being offered in a subscription offering to eligible depositors and tax-qualified employee benefit plans of Blue Foundry Bank. Shares not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given first to residents of the communities served by Blue Foundry Bank. Any shares of common stock not purchased in the subscription or community offerings may be offered to the public through a syndicated community offering or in a separate firm commitment underwritten public offering.

We may sell up to 27,772,500 shares of common stock because of demand for the shares of common stock or changes in market conditions, without resoliciting subscribers. We must sell a minimum of 17,850,000 shares to complete the stock offering. In addition to the shares that we will sell in the stock offering, we intend to establish a charitable foundation in connection with the conversion and contribute to it 750,000 shares and $1.5 million in cash.

The minimum order is 25 shares. No individual may purchase more than 40,000 shares. The subscription offering will expire at 2:00 p.m., Eastern Time, on June 15, 2021. We expect that the community offering, if held, will terminate at the same time. We may extend the expiration date without notice to you until July 30, 2021, or longer if the Federal Reserve Board approves a later date. Once submitted, orders are irrevocable unless the subscription and community offerings are terminated or extended beyond July 30, 2021, or the number of shares of common stock to be sold is increased to more than 27,772,500 shares or decreased to less than 17,850,000 shares. In these instances, we will resolicit subscribers, and all funds delivered to us to purchase shares of common stock will be returned promptly with interest. Funds received in the subscription and the community offerings will be held in a segregated account at Blue Foundry Bank and will earn interest at 0.05% per annum until completion or termination of the stock offering.

Keefe, Bruyette & Woods, Inc. will assist us in selling the shares on a best efforts basis in the subscription and community offerings, and will serve as sole manager for any syndicated community offering or firm commitment underwritten public offering. Keefe, Bruyette & Woods, Inc. is not required to purchase any shares of common stock that are sold in the stock offering.

OFFERING SUMMARY

Price: $10.00 per Share

	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares	17,850,000	21,000,000	24,150,000	27,772,500
Gross offering proceeds	$178,500,000	$210,000,000	$241,500,00	$277,725,000
Estimated offering expenses, excluding selling agent and underwriters’ commissions	$2,000,000	$2,000,000	$2,000,000	$2,000,000
Selling agent and underwriters’ commissions(1)	$1,542,833	$1,779,163	$2,025,493	$2,308,772
Estimated net proceeds	$174,967,168	$206,220,838	$237,474,508	$273,416,228
Estimated net proceeds per share	$9.80	$9.82	$9.83	$9.84

(1)

The amounts shown assume that all of the shares are sold in the subscription and community offerings and includes reimbursement of selling agent’s expenses. See “Pro Forma Data” and “The Conversion and Stock Offering—Plan of Distribution; Selling Agent and Underwriter Compensation” for information regarding compensation to be received by Keefe, Bruyette & Woods, Inc. in the subscription and community offerings and the compensation to be received by Keefe, Bruyette & Woods, Inc. and the other broker-dealers that may participate in the syndicated community offering or firm commitment underwritten public offering. If all shares of common stock were sold in the syndicated community offering or firm commitment underwritten public offering, excluding those purchased by our insiders and by our employee stock ownership plan, for which no selling agent fee will be paid, the selling agent fees and expenses would be approximately $9.6 million, $11.3 million, $13.1 million and $15.1 million at the minimum, midpoint, maximum and adjusted maximum levels of the stock offering, respectively.

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page 15.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the New Jersey Department of Banking and Insurance, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at 1 (844) 265-9680.

The date of this prospectus is May 14, 2021.

Blue Foundry Bank®

NEW YORK
NEW JERSEY
Hudson River
Long Island Sound
Mahwah
Wyckoff
Hillsdale
Ridgewood
Glen Rock
Lincoln Park
Towaco
Rochelle Park
Lake Hiawatha
Parsippany
Rutherford
Clifton
Glen Ridge
Florham Park
Lyndhurst
Chatham
Jersey City
New York
87
202
287
95
80
278
78
478

★ Blue Foundry Bank Main Office
19 Park Avenue
Rutherford

▲ Administrative HQ
(upon relocation, Spring 2021)
7 Sylvan Way, Ste 200
Parsippany

● BRANCH LOCATIONS

Clifton Commons Shopping Center
102 Kingsland Road
Clifton

280 Union Avenue
Rutherford

753 Ridge Road
Lyndhurst

222 Ridgewood Avenue
Glen Ridge

250 West Passaic Street
Rochelle Park

217 Rock Road
Glen Rock

55 North Broad Street
Ridgewood

531 North Maple Avenue
Ridgewood

60 Beaverbrook Road
Lincoln Park

Boulder Run Shopping Center
319 Franklin Avenue
Wyckoff

440 Hillsdale Avenue
Hillsdale

448 Main Road
Towaco

66 North Beverwyck Road
Lake Hiawatha

209 Ridgedale Avenue
Florham Park

4 East Ramapo Avenue
Mahwah

453 Main Street
Chatham

● COMING SOON
123 Montgomery Street
Jersey City

New York
Pennsylvania
New Jersey

Blue Foundry is a place where things are made, a bank that gets things done.
Where purpose is formed, ideas are crafted, businesses are shaped, and dreams are melded.
It's grit and heart.
Mettle and style.

Blue Foundry is revolutionary, bold, resourceful, roll-up-your-sleeves committed, smart, creative and fun.
A bank for the movers, shakers and makers.
With raw materials, Blue Foundry builds solutions, solves challenges and defies boundaries.
Committed to working 24/7 to meet clients' needs.

Blue Foundry is a new kind of bank.

i

SUMMARY

The following summary provides material information about the conversion and the stock offering, but it may not contain all of the information that is important to you. Before making an investment decision, you should read carefully this entire document, including the consolidated financial statements that appear starting on page F-1 of this prospectus and the notes thereto and the section entitled “Risk Factors.”

In this prospectus, the terms “we,” “our,” and “us” refer to Blue Foundry, MHC, Blue Foundry Bancorp, Blue Foundry Bancorp–NJ and Blue Foundry Bank unless the context indicates another meaning.

Blue Foundry Bank

Blue Foundry Bank is a New Jersey-chartered stock savings bank headquartered in Rutherford, New Jersey that operates 17 branches in Bergen, Morris, Essex and Passaic Counties, New Jersey. In addition, we have a new proposed de novo branch in Jersey City, New Jersey, that has received regulatory approval and which we anticipate will be opened early in the fourth quarter of 2021. At December 31, 2020, Blue Foundry Bank had assets of $1.94 billion, deposits of $1.36 billion and total shareholders’ equity of $205.6 million.

Blue Foundry Bank was formed in 1939 as Boiling Springs Savings & Loan Association through the combination of the Rutherford Mutual Loan and Building Association (which had been founded in the 1870s to provide thrift and home financing services to a growing community) and the East Rutherford Savings, Loan and Building Association.

In 1992, Boiling Springs Savings & Loan Association converted to a New Jersey-chartered mutual savings bank, and, in 1999, Boiling Springs Savings Bank reorganized into the mutual holding company form of organization. Boiling Springs Savings Bank’s name was changed to Blue Foundry Bank in 2019. Currently, Blue Foundry Bank is the wholly-owned subsidiary of Blue Foundry Bancorp, a New Jersey corporation (“Blue Foundry Bancorp–NJ”), which is the wholly-owned subsidiary of Blue Foundry, MHC, a New Jersey mutual holding company.

Blue Foundry Bank’s main office is located at 19 Park Avenue, Rutherford, New Jersey 07070. Our website address is www.bluefoundrybank.com. Information on our website is not and should not be considered a part of this prospectus.

Blue Foundry Bancorp

Blue Foundry Bancorp is a newly formed Delaware corporation that will own all of the outstanding shares of common stock of Blue Foundry Bank upon completion of the mutual-to-stock conversion of Blue Foundry, MHC and the stock offering. Blue Foundry Bancorp has not engaged in any business to date.

The administrative headquarters of Blue Foundry Bancorp will be located at 7 Sylvan Way, Suite 200, Parsippany, New Jersey 07054, upon the completion of our relocation, which is currently scheduled for spring 2021. Our telephone number is (201) 939-6600.

Conversion of Blue Foundry, MHC

Pursuant to the terms of Blue Foundry, MHC’s plan of conversion, Blue Foundry, MHC will convert from the mutual holding company to the stock holding company corporate structure. Upon the completion of the conversion, Blue Foundry, MHC and Blue Foundry Bancorp–NJ will cease to exist, and Blue Foundry Bank will be a wholly owned subsidiary of Blue Foundry Bancorp. At present, all depositors of Blue Foundry Bank have voting rights in Blue Foundry, MHC as to all matters requiring depositor approval. Upon completion of the conversion, depositors of Blue Foundry Bank will cease to have any voting rights in Blue Foundry, MHC and all voting rights in Blue Foundry Bank will be vested in Blue Foundry Bancorp as the sole shareholder of Blue Foundry Bank. The shareholders of Blue Foundry Bancorp will possess exclusive voting rights with respect to Blue Foundry Bancorp common stock.

The following diagram shows our current organizational structure:

After the conversion and offering are completed, we will be organized as a public stock holding company, with the stock of Blue Foundry Bancorp held as follows:

Our Business and Franchise

For over 80 years, we have served the local communities where we operate and have deep and longstanding relationships with our business and retail customers as well as local municipalities. In recent years, in recognition of the economic, social and technological developments that are impacting the banking industry, we began a process of modernizing Blue Foundry Bank in an effort to thrive in this evolving landscape. As part of these efforts, we rebranded ourselves in 2019 as Blue Foundry Bank and have recruited a substantially new management team, enhanced our business practices, streamlined our expense structure and repositioned our business strategy. We believe our look, feel and boutique approach has positioned us for success with our customers and that the actions we have taken will allow us to produce strong financial results.

Blue Foundry Bank’s principal business consists of originating loans for one-to-four family residential properties, home equity loans and lines of credit, commercial real estate, multi-family, construction, commercial and industrial, and other consumer loans in the market areas surrounding our branch footprint. In addition, we often lend outside of our branch network in more densely populated and metropolitan areas, which benefits us by diversifying our lending. We attract retail deposits from the general public in the areas surrounding our main office and branches, offering a wide variety of deposit products. We also invest in investment securities. Our revenues are derived primarily from interest on loans and, to a lesser extent, interest on investment as well as mortgage-backed securities. Our primary sources of funds are deposits, borrowings and principal and interest payments on loans and securities.

Our Competitive Strengths

Well-positioned in attractive northern New Jersey market. Our market area includes the New Jersey counties of Bergen, Morris, Essex, Passaic and Hudson. These counties are part of one of the largest banking markets in the country, with a high concentration of successful businesses and affluent, highly educated and financially sophisticated individuals. Our over 80-year history operating in these markets has provided us with a familiarity with our local communities and customer base. Our employees have been trained to focus on customer service and utilize our significantly upgraded technology infrastructure to provide our customers with the financial products best suited to their needs. In recent years, these markets have seen a significant amount of consolidation among its banking institutions, resulting in opportunities to pursue customer relationships that may have been disrupted as a result of this consolidation.

We have hired and retained a management team supported by a committed workforce. Blue Foundry Bank hired James Nesci as its Chief Executive Officer in April 2018. Over the last several years, Mr. Nesci, with the guidance of the Board of Directors, has hired certain new senior level management, while retaining certain other key senior officers, all of whom understand and are engaged in implementing Blue Foundry Bank’s new focus and direction. In addition to their experience at Blue Foundry Bank, most of our executive officers have had prior management experience at other financial institutions, including with publicly traded banking companies. Specifically, over the course of the last three years we have retained new executives in the following positions: Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Technology Officer, Chief Retail Officer, Chief Risk Officer and Chief Marketing Officer. Additionally, we recently added a new board member whose experience with investment management, investment banking and the financial institutions industry brings valuable skills to our board. Our leadership team is supported by a high quality, highly motivated and diverse set of managers and employees who are committed to customer service and the new focus and vision of Blue Foundry Bank.

In assembling our management team, we have sought out people whose skill sets go beyond those normally found in the traditional banking model. Key executives were selected based on their ability to deliver services similar to a modern-day web-based retailer, in addition to their knowledge and skills regarding traditional banking matters, to help us take advantage of what we believe will be the continued movement of banking services towards more electronic delivery. They bring significant knowledge related to selling consumer goods utilizing best in class digital platforms. Physical locations serve a different purpose for our bank. Customer interactions may be started online and then completed in a branch or vice-versa. We believe flexibility is a key differentiator for us and one of the major tenets around which Blue Foundry Bank is built.

We have invested in technological innovation. Over the last several years, we have modernized our technology architecture and significantly enhanced our ability to innovate and promote new products, services and technology that distinguish us from many of our peers. We believe the technological investments that we have made facilitate and support our future growth. We have improved our digital platforms for the ease of use of customers and potential customers and we have access to real-time information that enhances our ability to make rapid and well-informed decisions. By enhancing our technology, we believe we are able to develop, test and deploy new features and products more quickly and efficiently than many of our peers.

In addition, during the early stages of the COVID-19 global pandemic, we were able to quickly transition our workforce to work remotely, as needed. Our technology team worked closely with senior management to ensure that the proper systems and applications were in place to support a secure remote work environment while meeting the unprecedented increase in customer needs resulting from the pandemic. Due to this flexibility, we now have the ability to cross-train employees rapidly and move labor to meet constantly shifting customer demands.

Our investment in technology includes installing a multi-redundant, cloud-based network, running on a private global infrastructure with more than 60 points of presence. There are numerous advantages embedded in this solution, including security, cost, scalability and ease of management. We believe this network provides us with extraordinary reliability and redundancy. We have utilized software-as-a-solution applications whenever possible. Our data has been migrated to a leading global provider of cloud storage services. Nearly all paper files have been converted to an indexed digitized format. Our telephone system is also cloud-based, allowing employees to work securely and remotely from nearly anywhere.

Our newly deployed technology architecture leads to our next major tenet – buy vs build whenever possible. When customer needs change rapidly, so does our need for new applications. When the Payroll Protection Program (“PPP”) was announced, we were able to purchase and deploy the required system application to participate. Within days we trained our staff and installed a new loan origination system that was connected to the Small Business Administration (the “SBA”). Because of this flexibility within our workforce and infrastructure, we were able to assist hundreds of small businesses.

Optimization of our real estate footprint and retail distribution network. We have taken action to ensure our real estate footprint is appropriate for our needs as a growing bank and appropriate for the modern age of banking. As such, we are under contract to sell our former headquarters building in Rutherford and have plans to occupy our new administrative headquarters building in Parsippany, New Jersey in the spring of 2021. Our new facility is conveniently located near major highways and population centers in northern New Jersey and has a contemporary design that assists in attracting and retaining qualified personnel. In addition, we have repositioned our branch footprint, closing certain branches, and opening new branches in locations where we believe we will prosper. Our branches have a modern look and feel that allows us to offer a boutique banking experience to both our business and retail customers. Coupled with our technological offerings, we are providing our customers a very competitive banking experience with access to a fully integrated, comprehensive suite of products and services that is superior to many of our competitors. Additionally, the actions we have taken with regard to our real estate footprint position us to maximize financial returns in the future.

Our branching strategy focuses on our next major tenet – customer migration patterns. Northern New Jersey is home to more than three million residents and thousands of small businesses. We look to locate our branches in densely populated urban cities and affluent suburban towns within top school districts. This allows us to diversify our customer base along many demographics including age, household income, mobility and occupation. We believe a diverse customer base is important to building a strong community bank. As our customers’ families grow and real estate needs change, we will be there for them as the bank they know and trust.

Our experienced, diverse and customer focused employee base. We have an established corporate culture based on personal accountability, high ethical standards and a commitment to training and career development. We will continue to look to opportunistically hire talented bankers and employees with an emphasis on recruiting highly motivated, diverse managers and employees who can establish and maintain long-term customer relationships that are key to our business, brand and culture.

Business Strategy

Our goal is to position Blue Foundry Bancorp to prosper in an evolving financial services landscape and enhance our position as one of the leading community banking institutions in our market. We intend to continue to provide a broad array of banking and other financial services to retail, commercial and small business customers while growing our presence in our markets and expanding our franchise. In recent years, we have focused on, and invested heavily in, our technology and infrastructure to improve our delivery channels and create competitive products and services, a strong workforce and an enhanced awareness of our banking brand in our market area.

As a result, we believe we are well positioned to capitalize on the opportunities available in our market by focusing on the following core strategies.

Repositioning our Business Mix: Focus on building commercial and small-business relationships. We focus on understanding our customers’ and potential customers’ financial needs and providing a wide variety of high-quality products and solutions through a collaborative approach that intends to create long-term relationships. Our goal is to continue to evolve from a traditional savings bank focusing on residential lending to a full-service commercial bank with an emphasis on providing products and services to commercial and small businesses in our market area. We believe pursuing this strategy will allow us to both grow and diversify our business mix while providing us with the best opportunities to drive strong financial returns. We intend to pursue these commercial relationships through the lending personnel that we have recruited and continue to recruit, who have the experience and relationships necessary to build this business as well as through cultural changes that have been made across the organization that emphasize our goal of pursuing this strategy. Further, our investment in technology is intended to facilitate the delivery of consumer and business solutions without the need for traditional sales channels.

Recently, we were approved by the SBA to provide loans under the 7(a) Loan Program, the SBA’s most common loan program, and we may also originate loans under the SBA’s 504 Loan Program. We believe providing 7(a) loans and 504 loans as well as traditional commercial and industrial loans and lines of credit will allow us to provide needed funding to our business communities, which will increase deposits. Often, these borrowers also keep deposits at their loan providers.

Growing our Business: Developing new customer relationships and deepening existing relationships. We seek to expand our market share in existing and contiguous markets by leveraging our distinctive brand and delivering high-quality solutions through a collaborative, relationship-based approach. Our relationship-based approach has enabled us to achieve disciplined organic growth, and we expect this trend to continue. We believe our support of small business and non-profit customers in obtaining funding beginning in April 2020 under the PPP demonstrates both our commitment and capacity to meet our customers’ needs. Through December 31, 2020, we originated approximately 575 PPP loans, representing $57.2 million. Although many of our PPP borrowers were only recently introduced to our bank through this program, we have been able to successfully establish and maintain a significant number of these new client relationships.

Building our customer relationships around low and no cost products is part of our relationship expansion strategy. Our “Blue” products, including Blue Axis Checking, Blue Axis Connect, Blue Axis Savings, and Blue Carbon Business Checking are designed to be low cost to the consumer or business, while providing us with lower interest rate deposits. Our consumer deposit products are designed to be easy to open in person or online. Our commercial deposit products include many features without fees that would customarily be included.

Leverage technology to enhance customer experience and drive operating efficiencies. We have made significant investments in our technology infrastructure to deliver high-quality, innovative products and services to our customers. For example, we have recently upgraded our mobile banking platform for both consumer and commercial customers. In addition, we have invested in our new commercial lending origination system and platform, and we intend to continue to improve our consumer lending origination platform. We are committed to continue investing in technology and data analytics. We believe these investments will differentiate us with our target customers, which will generate significant operating leverage as we grow.

Continuing to invest and optimize our facilities and expand our branch network through selective de novo branching. Recently, we have been enhancing and optimizing both our facilities and branch network. We have optimized our branch footprint though the utilization of a new forward-thinking branch model and intend to continue our strategy to broaden our existing branch network by expanding into new markets and broadening our geographic footprint. In November 2020, we relocated our branch office in Rutherford, New Jersey, continuing our strategy of operating in high density areas with vibrant commercial corridors and main streets. We also plan to continue to open additional new branches in desirable locations in attractive growth markets. New branches will feature modern design elements focused on open and efficient use of space.

Branch efficiency has been built into our locations. All branches currently employ new multifunction automated teller machines that are designed to be compatible with new services as they become available. Further, all branches utilize teller cash recycling machines to further enhance efficiency.

Pursue opportunistic acquisitions and partnerships. We intend to prudently pursue opportunities to acquire banks in our existing and contiguous markets that create attractive financial returns. Our focus will primarily be on franchises that enhance our funding profile, product capabilities or geographic density, while maintaining an acceptable risk profile. We believe the vital need to make increasingly significant technological investments has greatly amplified the importance of scale in banking. In addition, we believe that the current economic climate will increase the rate of consolidation in the banking industry. We believe that after the stock offering we will be well-positioned as a consolidator in the banking market because of our financial strength, reputation and culture. In addition, we will evaluate potential partnerships with FinTech companies or other fee income generating businesses that we believe would be additive to our business strategy and consistent with our desire to stay ahead of technological developments that we believe will continue to cause the banking industry to evolve.

Impact of COVID-19 Outbreak

During the first quarter of 2020, global financial markets experienced significant volatility resulting from the spread of a novel coronavirus known as COVID-19. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a National Public Health Emergency. The COVID-19 pandemic has restricted the level of economic activity in our markets. In response to the pandemic, the governments of the state of New Jersey and of most other states have taken preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forego time outside of their homes, and ordering temporary closures of businesses that have been deemed to be non-essential. These measures have dramatically increased unemployment in the United States and have negatively impacted many businesses, and thereby threatened the repayment ability of some of our borrowers.

To address the economic impact in the United States, the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”) was signed into law on March 27, 2020. The CARES Act included a number of provisions that affected us, including accounting relief for troubled debt restructurings (“TDRs”). The CARES Act also established the PPP through the SBA, which allowed us to lend money to small businesses with guarantees from the SBA. Under this program, loan amounts may be forgiven if the borrower maintains employee payrolls and meets certain other requirements.

In addition, the Federal Reserve Board took steps to bolster the economy by, among other things, reducing the federal funds rate and the discount-window borrowing rate to near zero. In response to the pandemic, we have implemented protocols and processes to help protect our employees, customers and communities. These measures include:

•

Operating our branches under a drive-through model with appointment-only lobby service, leveraging our business continuity plans and capabilities that include critical operations teams being divided and dispersed to separate locations and, when possible, having employees work remotely.

•

Offering assistance to our customers affected by the COVID-19 pandemic, which includes payment deferrals, waiving certain fees, suspending property foreclosures, and participating in and lending programs for businesses under the CARES Act, including the PPP.

We have implemented various consumer and commercial loan modification programs to provide our borrowers relief from the economic impacts of COVID-19. Based on guidance in the CARES Act, COVID-19 related modifications to loans that were current as of December 31, 2019 are exempt from impairment classification under accounting principles generally accepted in the United States (“U.S. GAAP”). In addition, the bank regulatory agencies issued interagency guidance stating that COVID-19 related short-term modifications (i.e., six months or less) granted to loans that were current as of the loan modification program implementation date are not TDRs.

Through December 31, 2020, we had granted short-term payment deferrals on 479 loans, totaling approximately $249.8 million, that were otherwise performing. As of December 31, 2020, all of these loans had returned to normal payment status.

Given the unprecedented uncertainty and rapidly evolving economic effects and social impacts of the COVID-19 pandemic, the future direct and indirect impact on our business, results of operations and financial condition are highly uncertain. Should current economic conditions persist or continue to deteriorate, we expect that this macroeconomic environment will have a continued adverse effect on our business and results of operations, which could include, but not be limited to: decreased demand for our products and services, protracted periods of lower interest rates, increased non-interest expenses, including operational losses, and increased credit losses due to deterioration in the financial condition of our consumer and commercial borrowers, including declining asset and collateral values, which may continue to increase our provision for credit losses and net charge-offs.

Reasons for the Conversion and Stock Offering

Our primary reasons for the conversion and the stock offering are to:

•	raise capital to support internal growth through lending and deposit gathering in the communities we serve;

•	enhance existing products and services, and support the development of new products and services to support growth and enhance customer service;

•	attract and retain qualified directors, management and employees through equity ownership and stock-based compensation plans;

•	raise capital to make necessary capital investments in facilities and technology to support our internal growth;

•	increase philanthropic endeavors to the communities served by Blue Foundry Bank through the formation and funding of a charitable foundation;

•	facilitate future mergers and acquisitions; and

•	use the additional capital for other general corporate purposes.

Terms of the Stock Offering

We are offering between 17,850,000 and 24,150,000 shares of common stock to eligible depositors of Blue Foundry Bank, to our tax-qualified employee benefit plans and, to the extent shares remain available, in a community offering to the general public. If necessary, we will also offer shares to the general public in a syndicated community offering, or, in a separate firm commitment underwritten public offering. The number of shares of common stock to be sold may be increased to up to 27,772,500 shares as a result of demand for the shares of common stock in the stock offering or changes in market conditions. Unless the number of shares of common stock to be offered is increased to more than 27,772,500 shares or decreased to fewer than 17,850,000 shares, or the subscription and community offerings are extended beyond July 30, 2021, subscribers will not have the opportunity to change or cancel their stock orders once submitted.

The purchase price of each share of common stock offered for sale in the stock offering is $10.00. All investors will pay the same purchase price per share, regardless of whether the shares are purchased in the subscription offering, the community offering or a syndicated community offering or firm commitment underwritten public offering. Investors will not be charged a commission to purchase shares of common stock in the stock offering. Keefe, Bruyette & Woods, Inc. (“KBW”), our marketing agent in the stock offering, will use its best efforts to assist us in selling shares of our common stock in the stock offering but is not obligated to purchase any shares of common stock in the subscription and community offerings.

How We Determined the Offering Range and the $10.00 Per Share Stock Price

The amount of common stock that we are offering is based on an independent appraisal of the estimated market value of Blue Foundry Bancorp, assuming the stock offering is completed. RP Financial, LC., our independent appraiser, has estimated that, as of February 5, 2021, this market value (including shares to be contributed to the charitable foundation) was $217.5 million. Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $186.0 million and a maximum of $249.0 million. Based on this valuation range and the $10.00 per share price, the number of shares of common stock being offered for sale by Blue Foundry Bancorp ranges from 17,850,000 shares to 24,150,000 shares. The purchase price of $10.00 per share was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. RP Financial, LC. will update its appraisal before we complete the conversion and stock offering. If, as a result of demand for the shares or changes in market conditions, RP Financial, LC. determines that our estimated pro forma market value has increased, we may sell up to 27,772,500 shares without further notice to you. If our pro forma market value at that time is either below $186.0 million or above $285.2 million, then, after consulting with the Federal Reserve Board, we may: terminate the stock offering and promptly return all funds with interest; set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.

The appraisal is based in part on our financial condition and results of operations, the pro forma effect of the capital raised by the sale of shares of common stock in the stock offering, the pro forma effect of the costs associated with any potential withdrawal from the multiple-employer defined benefit pension plan, and an analysis of a peer group of 10 publicly traded savings and loan and bank holding companies that RP Financial, LC. considered comparable to us. The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market.

Company Name	Ticker Symbol	Headquarters	Total Assets(1)
			(In millions)
ESSA Bancorp, Inc.	ESSA	Stroudsburg, PA	$1,894
Hingham Institution for Savings	HIFS	Hingham, MA	$2,719
HMN Financial, Inc.	HMNF	Rochester, MN	$898
IF Bancorp, Inc.	IROQ	Watseka, IL	$726
PCSB Financial Corporation	PCSB	Yorktown Heights, NY	$1,791
Provident Bancorp, Inc.	PVBC	Amesbury, MA	$1,498
Prudential Bancorp, Inc.	PBIP	Philadelphia, PA	$1,223
Severn Bancorp, Inc	SVBI	Annapolis, MD	$939
Waterstone Financial, Inc.	WSBF	Wauwatosa, WI	$2,221
Western New England Bancorp, Inc.	WNEB	Westfield, MA	$2,487

(1)	Asset size for all companies is as of September 30, 2020.

The following table presents a summary of our selected pricing ratios (on a pro forma basis) as of and for the twelve months ended December 31, 2020, and for the peer group companies based on earnings and other information as of and for the twelve months ended December 31, 2020, with stock prices as of February 5, 2021, as reflected in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 40.6% on a price-to-book value basis and a discount of 42.1% on a price-to-tangible book value basis.

	Price-to-earnings multiple(1)	Price-to-book value ratio	Price-to-tangible book value ratio
Blue Foundry Bancorp (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	*	66.09%	66.09%
Maximum	*	62.23%	62.23%
Midpoint	*	58.41%	58.41%
Minimum	*	53.94%	53.94%
Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	14.14x	98.28%	100.85%
Medians	14.87x	89.45%	92.99%

*

Not meaningful. The price-to-earnings multiple values are not meaningful as the result of Blue Foundry Bancorp’s pro forma loss per share at each point in the valuation range (see “Pro Forma Data” beginning on page 43) and resulting negative price-to-earnings multiples. A negative price-to-earnings multiple is not meaningful, as it calculates to a negative pro forma market capitalization.

(1)

Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core” or recurring earnings. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and stock offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were used by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Stock Offering—Stock Pricing and Number of Shares to be Issued.”

How We Intend to Use the Proceeds from the Stock Offering

We intend to invest at least 50% of the net proceeds from the stock offering in Blue Foundry Bank, fund the loan to our employee stock ownership plan to finance its purchase of shares of common stock in the stock offering, fund the cash contribution to the charitable foundation, and retain the remainder of the net proceeds from the stock offering at Blue Foundry Bancorp. Therefore, assuming we sell 21,000,000 shares of common stock in the stock offering at the midpoint of the offering range, and we have net proceeds of $206.2 million, we intend to invest $103.1 million in Blue Foundry Bank, loan $17.4 million to our employee stock ownership plan to fund its purchase of shares of common stock, contribute $9.0 million to the charitable foundation, comprised of 750,000 shares of stock and $1.5 million in cash, and retain the remaining $84.2 million of the net proceeds at Blue Foundry Bancorp.

Blue Foundry Bancorp may use the funds it retains for investment to pay cash dividends, to repurchase shares of common stock, to acquire other financial institutions or financial services companies, and for other general corporate purposes. Blue Foundry Bank may use approximately $15.2 million of the proceeds that it receives from Blue Foundry Bancorp to pay the after-tax costs associated with any potential withdrawal from the multiple-employer defined benefit pension plan, and may use the remaining net proceeds to support increased lending, enhance existing, or support growth and the development of new products, and services, expand its branch network by establishing or acquiring new branches or by acquiring other financial institutions or financial services companies. We do not currently have any agreements or understandings regarding any acquisition transactions.

Please see the section of this prospectus entitled “How We Intend to Use the Proceeds from the Stock Offering” for more information on the proposed use of the proceeds from the stock offering.

Persons Who May Order Shares of Common Stock in the Stock Offering

We are offering the shares of common stock in a subscription offering in the following descending order of priority:

(i)	To depositors with accounts at Blue Foundry Bank with aggregate balances of at least $50 at the close of business on December 31, 2019.

(ii)

To our tax-qualified employee benefit plans (including Blue Foundry Bank’s employee stock ownership plan and 401(k) Plan), which may subscribe for, in the aggregate, up to 10% of the shares of common stock sold in the stock offering (including shares contributed to our charitable foundation). We expect our employee stock ownership plan to purchase 8.0% of the shares of common stock sold in the stock offering (including shares contributed to our charitable foundation).

(iii)	To depositors with accounts at Blue Foundry Bank with aggregate balances of at least $50 at the close of business on March 31, 2021.

(iv)	To depositors of Blue Foundry Bank at the close of business on May 5, 2021.

Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given first to natural persons (including trusts of natural persons) residing in Bergen, Morris, Passaic, Essex and Hudson Counties, New Jersey, and then to other members of the general public. The community offering, if any, may occur concurrently with, during or promptly after the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering and the community offering through a syndicated community offering or firm commitment underwritten offering. KBW will act as sole manager for the syndicated community offering or firm commitment underwritten offering. We have the right to accept or reject, in our sole discretion, orders received in the community offering, syndicated community offering or firm commitment underwritten offering, and our interpretation of the terms and conditions of the plan of conversion will be final. Any determination to accept or reject stock orders in the community offering, syndicated community offering or firm commitment underwritten public offering will be based on the facts and circumstances available to management at the time of the determination.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. A detailed description of the stock offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Stock Offering.”

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25 shares.

No individual may purchase more than 40,000 shares ($400,000) of common stock. If any of the following persons purchase shares of common stock, their purchases, in all categories of the stock offering, when combined with your purchases, cannot exceed 40,000 shares ($400,000) of common stock:

•	any person related to you by blood or marriage who either shares the same home as you or is a director or officer of Blue Foundry, MHC, Blue Foundry Bancorp—NJ or Blue Foundry Bank;

•	most companies, trusts or other entities in which you are a senior officer, partner, trustee or have a substantial beneficial interest; or

•	other persons who may be your associates or persons acting in concert with you.

Unless we determine otherwise, persons having the same address, and persons exercising subscription rights through a single qualifying deposit account held jointly and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to the overall purchase limitation of 40,000 shares ($400,000).

Subject to regulatory approval, we may increase or decrease the purchase and ownership limitations at any time. See the detailed description of the purchase limitations in “The Conversion and Stock Offering—Additional Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock in the Subscription Offering and the Community Offering

In the subscription offering and community offering, you may pay for your shares only by:

(i)	personal check, bank check or money order made payable directly to Blue Foundry Bancorp; or

(ii)

authorizing us to withdraw available funds (without any early withdrawal penalty) from your Blue Foundry Bank deposit account(s), other than checking accounts or individual retirement accounts (“IRAs”).

Blue Foundry Bank is not permitted to lend funds to anyone to purchase shares of common stock in the stock offering. Additionally, you may not use a Blue Foundry Bank line of credit check or any type of third-party check to pay for shares of common stock. Please do not submit cash. No wire transfer will be accepted without our prior approval. On the stock order form you may not designate withdrawal from Blue Foundry Bank’s accounts with check-writing privileges; instead, please submit a check. If you request that we directly withdraw the funds from an account with check-writing privileges, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from the designated account. You may not authorize direct withdrawal from a Blue Foundry Bank individual retirement account, or IRA. See “—Using Individual Retirement Account Funds to Purchase Shares of Common Stock.”

You may subscribe for shares of common stock in the subscription and community offerings by delivering a signed and completed original stock order form, together with full payment payable to Blue Foundry Bancorp or authorization to withdraw funds from one or more of your Blue Foundry Bank deposit accounts, provided that the stock order form is received (not postmarked) before 2:00 p.m., Eastern Time, on June 15, 2021, which is the end of the subscription offering period. You may submit your stock order form and payment by mail using the stock order reply envelope provided or by overnight delivery to the address listed on the stock order form. You may also hand-deliver stock order forms to our office located at 217 Rock Road, Glen Rock, New Jersey, which is open between 9:00 a.m. and 5:00 p.m., Monday, Tuesday, Wednesday and Friday, 9:00 a.m. and 6:00 p.m. on Thursday and 9:00 a.m. and 1:00 p.m. on Saturday. Hand-delivered stock order forms will be accepted only at this location. We will not accept stock order forms at our other offices. Please do not mail stock order forms to any of Blue Foundry Bank’s offices.

Please see “The Conversion and Stock Offering— Procedure for Purchasing Shares in the Subscription and Community Offerings—Payment for Shares” for a complete description of how to purchase shares in the subscription and community offerings.

Using Individual Retirement Account Funds to Purchase Shares of Common Stock

You may be able to subscribe for shares of common stock using funds in your IRA, or other retirement account. If you wish to use some or all of the funds in your Blue Foundry Bank IRA or other retirement account, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order which may require the payment of a one-time and/or annual administrative fee to the independent trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the June 15, 2021 offering deadline, for assistance with purchases using your individual retirement account or other retirement account you may have at Blue Foundry Bank or elsewhere. Whether you may use such funds to purchase shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

See “The Conversion and Stock Offering—Procedure for Purchasing Shares in the Subscription and Community Offerings—Payment for Shares” and “—Using Individual Retirement Account Funds” for a complete description of how to use IRA funds to purchase shares of common stock in the stock offering.

Market for Common Stock

We expect that our common stock will be listed for trading on the Nasdaq Global Select Market under the symbol “BLFY.” KBW has advised us that it intends to make a market in our common stock following the stock offering, but is under no obligation to do so.

Our Dividend Policy

No decision has been made with respect to the amount, if any, and timing of any dividend payments following the completion of the conversion and stock offering. The amount of dividends to be paid will be subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will pay dividends in the future, or, if we pay dividends, that any such dividends will not be reduced or eliminated in the future. For information regarding our proposed dividend policy, see “Our Dividend Policy.”

Purchases by Directors and Executive Officers

We expect our directors and executive officers, together with their associates, to subscribe for 405,000 shares of common stock in the stock offering, representing 2.3% of the shares to be sold at the minimum of the offering range. However, there can be no assurance that any individual director or executive officer, or the directors and executive officers as a group, will purchase any specific number of shares of our common stock. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the stock offering. Our directors and executive officers will be subject to the same minimum purchase requirements and purchase limitations as other participants in the stock offering set forth under “—Limits on How Much Common Stock You May Purchase.”

Purchases by our directors, executive officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the stock offering. Any purchases made by our directors or executive officers, or their associates, will be made for investment purposes only and not with a view toward resale.

See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by our directors and executive officers.

Deadline for Orders of Shares of Common Stock in the Subscription and Community Offerings

The deadline for purchasing shares of common stock in the subscription and community offerings is 2:00 p.m., Eastern Time, on June 15, 2021, unless we extend this deadline. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 2:00 p.m., Eastern Time, on June 15, 2021, whether or not we have been able to locate each person entitled to subscription rights.

See “The Conversion and Stock Offering—Procedure for Purchasing Shares in the Subscription and Community Offerings—Expiration Date” for a complete description of the deadline for purchasing shares in the stock offering.

You May Not Sell or Transfer Your Subscription Rights

Applicable regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights or the shares that you are purchasing. We intend to take legal action, including reporting persons to federal or state agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe you have sold or transferred your subscription rights. On the stock order form, you cannot add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.

Delivery of Shares of Common Stock

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and stock offering. We expect trading in the stock to begin on the day of completion of the conversion and stock offering or the next business day. The conversion and stock offering are expected to be completed as soon as practicable following satisfaction of the conditions described below in “—Conditions to Completion of the Conversion.” Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased in the stock offering, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Conditions to Completion of the Conversion

We cannot complete the conversion and stock offering unless:

•	The plan of conversion is approved by at least a majority of votes eligible to be cast by depositors of Blue Foundry, MHC (depositors of Blue Foundry Bank) as of May 5, 2021;

•	We sell at least the minimum number of shares of common stock offered in the stock offering;

•	We receive approval from the Federal Reserve Board and New Jersey Department of Banking and Insurance (“NJDOBI”); and

•	The Federal Reserve Board approves Blue Foundry Bancorp’s acquisition of control of Blue Foundry Bank.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 17,850,000 shares of common stock, we may take several steps to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

(i)	increase the purchase and ownership limitations; and/or

(ii)	seek regulatory approval to extend the stock offering beyond July 30, 2021, so long as we resolicit subscribers who previously submitted subscriptions in the stock offering; and/or

(iii)	increase the shares purchased by the employee stock ownership plan.

If we extend the stock offering past July 30, 2021, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will cancel your stock order and promptly return your funds with interest for funds received in the subscription and community offering or cancel your deposit account withdrawal authorization. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount and checked the box on the stock order form, will be, and, in our sole discretion, some other large purchasers may be, given the opportunity to increase their subscriptions up to the then-applicable limit.

Possible Change in the Offering Range

RP Financial, LC. will update its appraisal before we complete the stock offering. If, as a result of demand for the shares or changes in market conditions, RP Financial, LC. determines that our pro forma market value has increased, we may sell up to 27,772,500 shares in the stock offering without further notice to you. If our pro forma market value at that time is either below $186.0 million or above $285.2 million, then, after consulting with the Federal Reserve Board, we may:

•	terminate the stock offering and promptly return all funds (with interest paid on funds received in the subscription and community offerings);

•	set a new offering range; or

•	take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.

If we set a new offering range, we will promptly return funds, with interest at 0.05% per annum for funds received for purchases in the subscription and community offerings, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. We will then resolicit subscribers, allowing them to place a new stock order.

Possible Termination of the Stock Offering

We may terminate the stock offering at any time prior to the special meeting of depositors of Blue Foundry, MHC has been called to vote on the conversion, and at any time after this approval with regulatory approval. If we terminate the stock offering, we will promptly return your funds with interest at 0.05% per annum, and we will cancel deposit account withdrawal authorizations.

Delivery of Prospectus

To ensure that each person receives a prospectus at least 48 hours before the deadline for orders for common stock, we may not mail prospectuses any later than five days before such date or hand-deliver prospectuses later than two days before that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or stock order form by means other than U.S. mail. We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 2:00 p.m., Eastern Time, on June 15, 2021, whether or not we have been able to locate each person entitled to subscription rights.

Benefits to Management and Potential Dilution to Shareholders Resulting from the Conversion

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of Blue Foundry Bank employees, to purchase up to 8.0% of the shares of common stock we sell in the stock offering (including shares contributed to our charitable foundation). If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan’s subscription order will not be filled and the employee stock ownership plan may elect to purchase shares in the open market following the completion of the conversion, subject to the approval of the Federal Reserve Board.

We intend to implement one or more stock-based benefit plans no earlier than six months after completion of the conversion. Shareholder approval of these plans would be required. We have not determined whether we would adopt the plans within or after 12 months following the completion of the conversion. If we implement stock-based benefit plans within 12 months following the completion of the conversion, the stock-based benefit plans would be limited to reserving a number of shares (i) up to 4% of the shares of common stock outstanding following the stock offering for awards of restricted stock to key employees and directors, at no cost to the recipients, and (ii) up to 10% of the shares of common stock outstanding following the stock offering for issuance of stock options to key employees and directors. If the stock-based benefit plan is adopted more than 12 months after the completion of the conversion, it would not be subject to the percentage limitations set forth above. We have not yet determined the number of shares that would be reserved for issuance under these plans. For a description of our current stock-based benefit plan, see “Management—Benefits to be Considered Following Completion of the Stock Offering.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to 4% and 10% of the shares outstanding following the stock offering for restricted stock awards and stock options, respectively. The table shows the dilution to shareholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market. We may fund our stock-based benefit plans through open market purchases, as opposed to new issuances of stock. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased			Dilution Resulting from Issuance of Shares for Stock- Based Benefit Plans		Value of Grants (In Thousands)(1)
	At Minimum of Offering Range	At Adjusted Maximum of Offering Range	As a Percentage of Common Stock to be Sold in the Offering and Issued to the Charitable Foundation
						At Minimum of Offering Range	At Adjusted Maximum of Offering Range
Employee stock ownership plan	1,488,000	2,281,800	8.00%	—	%(2)	$14,880	$22,818
Restricted stock awards	744,000	1,140,900	4.00	3.85%		7,440	11,409
Stock options	1,860,000	2,852,250	10.00	9.09%		5,896	9,042

Total	4,092,000	6,274,950	22.00%	12.28%		$28,216	$43,269

(1)

The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $3.17 per option using the Black-Scholes option pricing model with the following assumptions: an option exercise price of $10.00; an expected option term of 10 years; no dividend yield; a risk-free rate of return of 0.93%; and expected volatility of 22.94%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the stock price on the date of grant, valuation assumptions used and the option pricing model ultimately adopted.

(2)	No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the stock offering.

Tax Consequences

Blue Foundry, MHC, Blue Foundry Bancorp–NJ, Blue Foundry Bank and Blue Foundry Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion, and have received an opinion of Crowe LLP regarding the material New Jersey tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Blue Foundry, MHC, Blue Foundry Bancorp–NJ, Blue Foundry Bank, Blue Foundry Bancorp, or persons eligible to subscribe in the subscription offering.

Emerging Growth Company Status

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies. See “Risk Factors—Risks Related to the Stock Offering—We are an emerging growth company within the meaning of the Securities Act, and because we expect to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors” and “Supervision and Regulation—Federal Securities Laws—Emerging Growth Company Status.”

An emerging growth company may elect to use an extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the stock offering. If you have any questions regarding the conversion or stock offering, please call our Stock Information Center. The telephone number is 1 (844) 265-9680. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on bank holidays.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in the shares of common stock.

Risks Related to COVID-19

The COVID-19 pandemic has had and may continue to have an adverse impact on our business, results of operations and prospects.

The COVID-19 pandemic is having an adverse impact on us, our customers and the communities we serve. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 outbreak on our business, customers, employees and third-party service providers. The extent of such impact will depend on future developments, which are highly uncertain, including when the coronavirus can be controlled and abated and when and how the economy may be reopened in an efficient manner. Additionally, the responses of various governmental and non-governmental authorities to curtail business and consumer activities in an effort to mitigate the pandemic will have material long-term effects on us and our customers that are difficult to quantify in the near-term or long-term.

As the result of the COVID-19 pandemic and the related adverse local and national economic consequences, we are subject to the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations:

•

unanticipated loss or unavailability of key employees, including operational management personnel and those charged with preparing, monitoring and evaluating the companies’ financial reporting and internal controls;

•	declines in demand for loans and other banking services and products, as well as a decline in the credit quality of our loan portfolio, owing to the effects of COVID-19 in the markets we serve;

•

if the economy is unable to substantially reopen or reopen in an efficient manner, and high levels of unemployment continue for an extended period of time, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income;

•	collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase;

•	allowance for loan losses may increase if borrowers experience financial difficulties, which will adversely affect net income;

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments;

•

as the result of the decline in the Federal Reserve Board’s target federal funds rate to near 0%, the yield on assets may decline to a greater extent than the decline in cost of interest-bearing liabilities, reducing net interest margin and spread and reducing net income;

•	cyber security risks are increased as the result of an increase in the number of employees working remotely;

•	continued volatility in the capital markets that may impact the performance of our investment securities portfolio;

•	declines in demand resulting from adverse impacts of the pandemic on businesses deemed to be “non-essential” by governments in the markets we serve;

•	litigation, regulatory enforcement and reputation risk regarding our participation in the PPP and the risk that the SBA may not fund some or all of the PPP loan guarantees;

•	the unavailability of a critical service offered by a third-party vendor; and

•	volatility in the price of our common stock that we issue in the stock offering.

Risks Related to Economic Conditions

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions, especially local conditions, as a result of COVID-19 or otherwise, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could more negatively affect us compared to a financial institution that operates with more geographic diversity:

•	demand for our products and services may decline;

•	loan delinquencies, problem assets and foreclosures may increase;

•

collateral for loans, especially real estate, may decline in value, thereby reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market area.

Our loan portfolio is concentrated primarily in Northeast New Jersey. This makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for loan losses, which in turn could necessitate an increase in our provision for loan losses and a resulting reduction to our earnings and capital.

Risks Related to Growth

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving our growth targets will require us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market, and to expand the size of our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected.

Building market share through de novo branching may cause our expenses to increase faster than revenues.

We are considering building market share by opening de novo branches in contiguous markets. There are considerable costs involved in de novo branching as new branches generally require time to generate sufficient revenues to offset their initial start-up costs, especially in areas in which we do not have an established presence. Accordingly, any new branch can be expected to negatively impact our earnings until the branch attracts a sufficient number of deposits and loans to offset expenses. We cannot assure you that if we open new branches, they will be successful even after they have been established.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to invest in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology in introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Interest Rate Risk

Future changes in interest rates may reduce any future profits.

Like most financial institutions, whether we are profitable or not depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate sensitive assets and liabilities in response to these movements. Factors such as inflation, recession and instability in financial markets, among other factors beyond our control, may affect interest rates. For the year ended December 31, 2020, we had a net loss of $31.5 million.

If interest rates rise, and if rates on our deposits reprice upwards faster than the rates on our long-term loans and investments, we would experience compression of our interest rate spread, which would have a negative effect on our profitability.

Furthermore, increases in interest rates may adversely affect the ability of our borrowers to make loan repayments on adjustable-rate loans, as the interest owed on such loans would increase as interest rates increase. Conversely, decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income.

Any substantial change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, such changes can still have a material adverse effect on our financial condition and results of operations. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

At December 31, 2020, our “rate shock” analysis prepared by our third party consultant indicates that our net portfolio value would decrease by $11.8 million if there was an instantaneous 200 basis point increase in market interest rates. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk.”

Risks Related to Lending Activities

Because we intend to increase our commercial real estate and commercial loan originations, our lending risk will increase.

Commercial real estate and commercial loans generally have more risk than residential mortgage loans. Because the repayment of commercial real estate and commercial loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Commercial real estate and commercial loans may also involve relatively large loan balances to individual borrowers or groups of related borrowers. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower’s business thereby increasing the risk of non-performing loans. Also, many of our multi-family and commercial real estate and commercial business borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. Further, unlike residential mortgages or multi-family and commercial real estate loans, commercial and industrial loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may be more difficult to appraise, may be more susceptible to fluctuation in value at default, and may be more difficult to realize upon enforcement of our remedies. As our commercial real estate and commercial loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

Lending is inherently risky and we are exposed to the risk that our borrowers may default on their obligations. A borrower’s default on its obligations may result in lost principal and interest income and increased operating expenses as a result of the allocation of management’s time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, we may have to charge-off the loan in whole or in part, or sell it at a discount. In such situations, we may acquire real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies, the amount owed under the defaulted loan may exceed the value of the assets acquired, and post-default remedies may be unavailable or unfeasible.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for loan losses may not be sufficient to cover probable and incurred losses inherent in our loan portfolio, which would require additions to our allowance, which could materially decrease our net income. Our allowance for loan losses was 1.34% of total loans and 131.92% of non-performing loans at December 31, 2020.

In addition, bank regulators periodically review our allowance for loan losses and, based on their judgments and information available to them at the time of their review, may require us to increase our allowance for loan losses or recognize further loan charge-offs. An increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may reduce our net income and our capital, which may have a material adverse effect on our financial condition and results of operations.

If our non-performing assets increase, our earnings will be adversely affected.

At December 31, 2020, our non-performing assets, which consist of non-performing loans and other real estate owned, were $13.5 million, or 0.69% of total assets. Our non-performing assets adversely affect our net income in various ways:

•	we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

•	we must provide for probable loan losses through a current period charge to the provision for loan losses;

•	non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

•	there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

•	the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Competition

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide. Our smaller asset size also makes it more difficult to compete, as many of our competitors are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to grow and remain profitable on a long-term basis. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. For additional information see “Business of Blue Foundry Bank—Competition.”

The financial services industry could become even more competitive as a result of continuing legislative, regulatory and technological changes and continued industry consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services than we can as well as better pricing for those products and services.

Risks Related to Operations and Security

We face significant operational risks because the nature of the financial services business involves a high volume of transactions.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity. In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.

Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.

We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.

Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.

If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.

Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party’s compliance with the terms of the agreement. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches, but such events may still occur and may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruptions, or breaches of security could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny or expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

We depend on our management team, many of whom are new to Blue Foundry Bank, to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend upon the services of the members of our senior management team to implement our business strategy and execute our operations. Over the last several years we have hired certain new senior level management to implement Blue Foundry Bank’s new focus and direction. Our future success will depend, to a significant extent, on the ability of our new management team to operate effectively, both individually and as a group. We must successfully manage issues that may result from the integration of the new members of our executive management. Our management team is comprised of experienced executives, with each of our top four executives possessing an average of 29 years of financial institution experience. Members of our senior management team and lending personnel who have expertise and key business relationships in our markets could be difficult to replace. The loss of these persons or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete. See “Management.”

Our cost of operations is high relative to our revenues.

Our non-interest expense totaled $77.1 million and $37.0 million for the years ended December 31, 2020 and 2019, respectively. We continue to analyze our expenses and achieve efficiencies where available. Although we strive to generate increases in both net interest income and non-interest income, our efficiency ratio remains high as a result of operating expenses, resulting in part from one-time expenses during the year ended December 31, 2020 related to the investments that we have made in our infrastructure. Our efficiency ratio was 191.51% and 81.5% for the years ended December 31, 2020 and 2019, respectively.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of this stock offering, we will become a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank and our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and operating results may be materially adversely affected.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. While we use broad and diversified risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses if we fail to properly anticipate and manage these risks.

Risks Related to Regulatory Matters

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

We are subject to extensive regulation, supervision and examination by our banking regulators. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of insurance funds and the depositors and borrowers of Blue Foundry Bank rather than for the protection of our shareholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the ability to impose restrictions on our operations, classify our assets and determine the level of our allowance for loan losses. These regulations, along with the currently existing tax, accounting, securities, deposit insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives, and govern financial reporting and disclosures. As a smaller institution, we are disproportionately affected by the ongoing increased costs of compliance with banking and other regulations. Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firms. These changes could materially impact, potentially retroactively, how we report our financial condition and results of operations.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or restrict us from paying dividends or repurchasing shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios and define what constitutes “capital” for calculating these ratios. The regulations also establish a “capital conservation buffer” of 2.5%, effectively resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, repurchasing its shares, and paying discretionary bonuses, if its capital levels fall below the buffer amount.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing this prospectus as well as periodic reports we will be required to file under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of specified dates. These estimates and assumptions are based on management’s best estimates and experience at such times and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses, the determination of our deferred income taxes, our fair value measurements, our determination of goodwill impairment, and our evaluation of our defined benefit pension plan obligations.

Risks Related to the Stock Offering

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the stock offering.

If you purchase shares of common stock in the stock offering, you may not be able to sell them later at or above the $10.00 purchase price in the stock offering. In many cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the stock offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, changes in federal tax laws, new regulations, investor perceptions of Blue Foundry Bancorp and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.

We intend to invest between $87.5 million and $118.7 million of the net proceeds of the stock offering (or $136.7 million at the adjusted maximum of the offering range) in Blue Foundry Bank. We may use the remaining net proceeds to invest in short-term investments and for general corporate purposes, including repurchasing shares of our common stock and paying dividends. We will use a portion of the net proceeds we retain to fund a loan to our employee stock ownership plan to purchase shares of common stock in the stock offering and to fund the charitable foundation. Blue Foundry Bank may use the net proceeds it receives to fund new loans, expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, with the exception of funding the loan to the employee stock ownership plan and funding the charitable foundation, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and when we apply or reinvest such proceeds. Also, certain of these uses, such as opening new branches or acquiring other financial institutions, may require the approval of the NJDOBI, the FDIC or the Federal Reserve Board. We have not established a timetable for investing the net proceeds, and we cannot predict how long we will require to invest the net proceeds. Our failure to reinvest these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.

Net income divided by average shareholders’ equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on equity will be low until we are able to profitably leverage the additional capital we receive from the stock offering. Our return on equity also will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plans we intend to adopt, and may be negatively affected by higher minimum regulatory capital requirements. Until we can increase our net interest income and non-interest income and leverage the capital raised in the stock offering, we expect our return on equity to be low, which may reduce the market price of our shares of common stock.

Our stock-based benefit plans will increase our expenses and reduce our income.

We intend to adopt one or more stock-based benefit plans after the conversion, subject to shareholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the stock-based benefit plans. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards granted under the plans, the fair market value of our stock or options on the date of grant, the vesting period, and other factors which we cannot predict at this time. If we adopt stock-based benefit plans within 12 months following the conversion, the shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under such plans would be limited to 4% and 10%, respectively, of the total shares of our common stock outstanding following the stock offering. If we adopt stock-based benefit plans more than 12 months after the completion of the conversion, we may award restricted shares of common stock or grant options in excess of these amounts, which would further increase costs.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the stock offering for our new stock-based benefit plans has been estimated to be approximately $5.0 million ($3.9 million after tax) at the adjusted maximum of the stock offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management—Benefits to be Considered Following Completion of the Stock Offering.”

The implementation of stock-based benefit plans may dilute your ownership interest.

We intend to adopt one or more stock-based benefit plans following the stock offering. These plans may be funded either through open market purchases of our common stock or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of our common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the stock-based benefit plans through open market purchases, shareholders would experience a 12.28% dilution in ownership interest if newly issued shares of our common stock are used to fund stock options and shares of restricted common stock in amounts equal to 10% and 4%, respectively, of the shares outstanding following the stock offering, and all such stock options are exercised. Such dilution would also reduce earnings per share. If we adopt the plans more than 12 months following the conversion, the stock-based benefit plans would not be subject to these limitations and shareholders could experience greater dilution.

The cost of a withdrawal from our multiple-employer defined benefit pension plan may be greater than estimated.

We participate in the Pentegra Defined Benefit Plan for Financial Institutions, a tax-qualified, multiple-employer defined benefit pension plan for the benefit of employees of Blue Foundry Bank. Pentegra determines the annual contributions required to be made by each participating company, and these contributions are expensed during the relevant year. Blue Foundry Bank’s contributions related to this plan for the years ended December 31, 2020 and December 31, 2019 were $800,000 and $2.8 million, respectively. The benefits are based on years of service and employee compensation. Blue Foundry Bank froze this plan to new participants as of December 31, 2018, while contributions for existing participants will be phased out over future years.

Although a final decision has not been made, we may utilize proceeds from the stock offering or earnings to support a potential full or partial withdrawal from the plan, subject to the completion of the conversion and stock offering. Based on estimates provided in July 2020, the total cost (pre-tax) to withdraw from the plan could range between $12.0 million and $22.0 million. We anticipate using a portion of the proceeds of the stock offering to fund the costs associated with a withdrawal from the plan, which would reduce the amount of proceeds available for originating new loans and other business purposes. Because the costs of a withdrawal from this plan would be primarily dependent on the value of the plan’s assets and applicable interest rates at the time of our withdrawal, we will not know the actual costs associated with a withdrawal from the plan until the date of the withdrawal, which we anticipate would be no sooner than the latter half of 2021. The actual cost could be significantly higher than the estimated cost provided by the plan administrator.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our certificate of incorporation and bylaws and state and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of Blue Foundry Bancorp without our board of directors’ approval. Under regulations applicable to the conversion, for a period of three years following completion of the conversion, no person may acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board before acquiring control of a bank holding company. There also are provisions in our certificate of incorporation and bylaws that may be used to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we have granted or may grant to employees and directors, stock ownership by our management and directors, shares held by the employee stock ownership plan and other factors may make it more difficult for companies or persons to acquire control of Blue Foundry Bancorp without the consent of our board of directors. Taken as a whole, these statutory provisions and provisions in our certificate of incorporation and bylaws could result in our being less attractive to a potential acquirer and thus could adversely affect the market price of our common stock.

For additional information, see “Restrictions on Acquisition of Blue Foundry Bancorp” and “Management—Benefits to be Considered Following Completion of the Stock Offering.”

There may be a limited trading market in our shares of common stock, which would hinder your ability to sell our common stock and may lower the market price of our common stock.

We expect that our common stock will be traded on the on the Nasdaq Global Select Market under the symbol “BLFY” upon conclusion of the stock offering. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. If you purchase shares of common stock, you may not be able to sell them at or above $10.00 per share. Purchasers of common stock in this stock offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. This may make it difficult to sell the common stock after the stock offering and may have an adverse impact on the price at which the common stock can be sold.

Our stock value may be negatively affected by applicable regulations that restrict stock repurchases.

Applicable regulations generally restrict us from repurchasing our shares of common stock during the first year following the stock offering. Stock repurchases are a capital management tool that can enhance the value of a company’s stock, and our inability to repurchase our shares of common stock during the first year following the stock offering may negatively affect our stock price.

You may not revoke your decision to purchase Blue Foundry Bancorp common stock in the subscription or community offerings after you send us your order.

Funds submitted or automatic withdrawals authorized in connection with the purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and stock offering, including any extension of the expiration date and consummation of a syndicated community offering or firm commitment underwritten public offering. Because completion of the conversion and stock offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be one or more delays in completing the conversion and stock offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the stock offering is terminated, or extended beyond July 30, 2021, or the number of shares to be sold in the stock offering is increased to more than 27,772,500 shares or decreased to fewer than 17,850,000 shares.

We are an emerging growth company within the meaning of the Securities Act, and because we expect to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company,” as defined in the Securities Act, as modified by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. Investors may find our common stock less attractive since we have chosen to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile. Taking advantage of any of these exemptions may adversely affect the value and trading price of our common stock.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted to certain current or former depositors of Blue Foundry Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman, PC, that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

Risks Related to the Charitable Foundation

The contribution to the charitable foundation will dilute your ownership interest and adversely affect net income in 2021.

We intend to establish and fund a new charitable foundation in connection with the stock offering. We intend to contribute 750,000 shares of our common stock at the completion of the stock offering and $1.5 million in cash. The contribution will have an adverse effect on our net income for the quarter and year in which we complete the stock offering and contribution to the charitable foundation. The after-tax expense of the contribution is expected to reduce net income for the year ended December 31, 2021 by approximately $6.2 million. Our net loss for the year ended December 31, 2020 was $31.5 million. In addition, persons purchasing shares in the stock offering will have their ownership and voting interests in Blue Foundry Bancorp diluted by up to 4.0% due to the contribution of shares of common stock to the charitable foundation.

Our contribution to the charitable foundation may not be tax deductible, which could reduce our profits.

We may not have sufficient profits to be able to fully use the tax deduction from our contribution to the charitable foundation. Under the Internal Revenue Code, an entity is permitted to deduct up to 10% of its taxable income (generally income before federal income taxes and charitable contributions expense) in any one year for charitable contributions. Any contribution in excess of the 10% limit may be deducted for federal income tax purposes over each of the five years following the year in which the charitable contribution is made. Accordingly, a charitable contribution could, if necessary, be deducted over a six-year period and expires thereafter.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated historical financial and other data of Blue Foundry Bancorp–NJ and its subsidiaries as of and for the periods indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding Blue Foundry Bancorp–NJ contained elsewhere in this prospectus, including the consolidated financial statements beginning on page F-1 of this prospectus. The information at December 31, 2020 and 2019 and for the years then ended is derived in part from the audited consolidated financial statements that appear in this prospectus. The other information presented in these tables is derived in part from audited consolidated financial statements that do not appear in this prospectus.

	At December 31,		At April 30,
	2020	2019	2019	2018	2017	2016
	(In thousands)
Selected Financial Condition Data:
Total assets	$1,942,546	$1,854,144	$1,702,549	$1,695,988	$1,684,055	$1,547,767
Cash and cash equivalents	316,445	124,034	36,122	30,851	29,390	25,590
Securities held-to-maturity	7,005	9,510	2,500	2,500	2,500	2,500
Securities available-for-sale	244,587	204,408	119,443	128,467	134,284	156,773
Loans receivable, net	1,267,114	1,409,776	1,459,315	1,446,221	1,428,956	1,275,740
FHLB stock	16,620	15,411	11,392	9,079	9,913	8,529
Premises and equipment, net	19,569	32,270	32,122	33,012	33,510	34,913
Right-of-use assets	24,878	—	—	—	—	—
Assets held-for-sale	5,295	—	—	—	—	—
Bank owned life insurance	21,186	20,871	5,757	5,700	5,641	5,577
Goodwill	—	15,460	15,460	15,460	15,460	15,460
Total liabilities	1,736,946	1,616,523	1,466,190	1,470,580	1,463,425	1,333,042
Deposits	1,356,184	1,295,048	1,240,050	1,288,661	1,268,259	1,167,485
FHLB advances	329,400	296,900	207,800	162,000	175,000	147,000
Total equity	205,601	237,621	236,359	225,408	220,630	214,725

	For the Year Ended December 31,		For the Year Ended April 30,
	2020	2019	2019	2018	2017	2016
	(In thousands)
Selected Operating Data:
Interest income	$61,625	$64,827	$63,783	$62,915	$58,182	$55,539
Interest expense	22,557	21,906	17,559	14,905	13,289	11,941

Net interest income	39,068	42,921	46,225	48,009	44,893	43,597
Provision for (recovery of) loan losses	2,518	1,265	(648)	(188)	1,046	2,266

Net interest income after provision for (recovery of) loan losses	36,549	41,656	46,873	48,197	43,847	41,331
Non-interest income	1,207	2,621	2,096	1,337	1,151	1,980
Non-interest expenses	77,128	36,956	34,443	37,180	34,559	33,977

(Loss) income before income taxes	(39,372)	7,321	14,525	12,354	10,439	9,335
Income tax (benefit) expense	(7,866)	1,839	4,057	6,094	3,572	3,180

Net (loss) income	$(31,506)	$5,482	$10,468	$6,261	$6,867	$6,154

	At or For the Year Ended December 31,		At or For the Year Ended April 30,
	2020	2019	2019	2018	2017	2016
Performance Ratios:
Return (loss) on average assets(1)	(1.63)%	0.31%	0.62%	0.37%	0.41%	0.40%
Return (loss) on average equity(2)	(14.62)	2.31	4.47	2.78	3.14	2.89
Interest rate spread(3)	1.93	2.33	2.63	2.77	2.68	2.80
Net interest margin(4)	2.10	2.55	2.82	2.92	2.81	2.93
Efficiency ratio(5)	191.51	81.15	71.28	75.35	75.06	74.55
Average interest-earning assets to average interest-bearing liabilities	114.27	116.87	117.12	116.07	115.41	115.74
Loans to deposits	94.68	109.98	118.75	113.30	113.80	110.40
Equity to assets(6)	10.58	12.82	13.88	13.29	13.10	13.87
Capital Ratios:(7)
Tier 1 capital (to adjusted total assets)	10.72	12.32	13.13	12.40	12.42	12.82
Tier I capital (to risk-weighted assets)	19.93	20.29	20.44	18.29	18.67	20.34
Total capital (to risk-weighted assets)	21.18	21.54	21.68	19.50	19.92	21.60
Common equity Tier 1 capital (to risk-weighted assets)	19.93	20.29	20.44	18.29	18.67	20.34
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.34	1.03	0.91	0.96	1.01	1.03
Allowance for loan losses as a percent of non-performing loans	131.92	295.36	299.53	344.37	87.14	53.91
Net charge-offs to average outstanding loans during the period	—	—	0.01	(0.02)	0.01	(0.35)
Non-performing loans as a percent of total loans	1.00	0.34	0.30	0.28	1.14	1.90
Non-performing assets as a percent of total assets	0.69	0.37	0.38	0.82	1.16	1.78
Other Data:
Number of offices	16	17	17	17	17	17
Number of full-time equivalent employees	168	179	196	202	199	198

(1)	Represents net income divided by average total assets.
(2)	Represents net income divided by average equity.
(3)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(4)	Represents net interest income as a percent of average interest-earning assets.
(5)	Represents non-interest expense divided by the sum of net interest income and non-interest income.
(6)	Represents average equity divided by average total assets.
(7)	Bank only. Capital ratios at April 30 are based on March 31 call report data for such year.

RECENT DEVELOPMENTS

The financial data presented below is derived in part from the consolidated historical financial and other data of Blue Foundry Bancorp-NJ and its subsidiaries as of and for the periods indicated. The financial condition data at December 31, 2020 are derived from the audited consolidated financial statements of Blue Foundry Bancorp-NJ included elsewhere in this prospectus. The financial condition data at March 31, 2021 and the operating data for the three months ended March 31, 2021 and 2020 are not audited but, in the opinion of management, reflects all adjustments necessary for a fair presentation. All such adjustments are normal and recurring and are the only adjustments reflected in the financial data presented below. The following information is only a summary and should be read in conjunction with the audited consolidated financial statements of Blue Foundry Bancorp-NJ beginning on page F-1 of this prospectus.

	At March 31, 2021	At December 31, 2020
	(Unaudited) (In thousands)
Selected Financial Condition Data:
Total assets	$1,962,840	$1,942,546
Cash and cash equivalents	292,107	316,445
Securities available for sale	274,462	244,587
Assets held-for-sale	5,156	5,295
Securities held to maturity	7,003	7,005
FHLB stock	16,635	16,860
Loans receivable, net	1,281,559	1,267,114
Real estate owned, net	623	623
Interest and dividends receivable	5,933	5,749
Premises and equipment, net	22,605	19,569
Right-of-use assets	24,079	24,878
Bank owned life insurance	21,302	21,186
Other Assets	11,375	13,234
Total liabilities	1,758,134	1,736,946
Deposits	1,385,802	1,356,184
FHLB advances	324,400	329,400
Advances by borrowers for taxes and insurance	10,725	10,841
Lease Liabilities	25,052	25,535
Other Liabilities	12,155	14,985
Total Equity	204,706	205,601

	For the Three Months Ended March 31,
	2021	2020
	(Unaudited) (In thousands)
Selected Operating Data:
Interest income	$13,942	$16,437
Interest expense	4,343	6,261
Net interest income	9,599	10,176
Provision for (recovery of) loan losses	(808)	1,501
Net interest income after provision for (recovery of) loan losses	10,407	8,675
Noninterest income	666	(903)
Noninterest expenses	12,369	23,791
(Loss) Income before income taxes	(1,296)	(16,019)
Income tax expense	551	4,685

Net (loss) income	$(745)	$(11,334)

Delinquent Loans

	At March 31,
	2021				2020
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
Residential one-to-four family	1	$219	14	$8,946	—	$—	8	$1,303
Multifamily	1	152	—	—	—	—	—	—
Non-residential	—	—	3	570	—	—	4	792
Construction and land	—	—	—	—	—	—	—	—
Junior liens	1	59	2	81	—	—	2	84
Commercial and industrial	—	—	—	—	—	—	—	—

Total	3	$430	19	$9,597	—	$—	14	$2,179

	At December 31,
	2020				2019
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
Residential one-to-four family	13	$3,151	17	$10,075	7	$2,600	10	$2,206
Multifamily	—	—	1	156	1	309	—	—
Non-residential	—	—	4	805	—	—	4	966
Construction and land	1	3,000	—	—	—	—	—	—
Junior liens	—	—	—	—	—	—	2	85
Commercial and industrial	—	—	—	—	—	—	—	—

Total	14	$6,151	22	$11,036	8	$2,909	16	$3,257

Non-performing Loans

	At March 31,		At December 31,
	2021	2020	2020	2019
	(Dollars in thousands)		(Dollars in thousands)
Non-accrual loans:
Residential one-to-four family	$11,377	$2,787	$11,813	$3,444
Multifamily	152	251	156	263
Non-residential	775	792	805	966
Construction and land	—	—	—	—
Junior liens	81	84	82	236
Commercial and industrial	—	—	—	—
Consumer and Other	—	—	—	—

Total	$12,385	$3,914	$12,856	$4,909

	At or For the Three Months Ended March 31,
	2021	2020
	(Unaudited)
Performance Ratios:
Return (loss) on average assets (1)	(0.16%)	(2.41%)
Return (loss) on average equity (2)	(1.47%)	(19.28%)
Interest rate spread (3)	1.96%	2.06%
Net interest margin (4)	2.08%	2.26%
Efficiency ratio (5)	120.5%	256.6%
Average interest-earning assets to average interest-bearing liabilities	140.9%	144.8%
Loans to deposits	93.6%	109.0%
Equity to assets (6)	10.43%	11.66%
Capital Ratios: (7)
Tier 1 capital (to adjusted total assets)	10.57%	11.28%
Tier 1 capital (to risk-weighted assets)	19.46%	18.92%
Total capital (to risk-weighted assets)	20.72%	20.17%
Common equity Tier 1 capital (to risk-weighted assets)	19.46%	18.92%
Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	1.25%	1.13%
Allowance for loan and lease losses as a percentage of non-performing loans	130.40%	408.87%
Net charge-offs to average outstanding loans during the period	0.0001%	0.0001%
Non-performing loans as a percentage of total loans	0.95%	0.28%
Non-performing loans as a percentage of total assets	0.63%	0.20%
Non-performing assets as a percentage of total assets	0.66%	0.24%
Other Data:
Number of offices	17	17
Number of full-time equivalent employees	174	156

(1)	Represents net income divided by average total assets.
(2)	Represents net income divided by average equity.
(3)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(4)	Represents net interest income as a percent of average interest-earning assets.
(5)	Represents non-interest expense divided by the sum of net interest income and non-interest income.
(6)	Represents average equity divided by average total assets.
(7)	Bank only.

Comparison of Financial Condition at March 31, 2021 and December 31, 2020

Total assets increased $20.3 million, or 1.04%, to $1.96 billion at March 31, 2021 from $1.94 billion at December 31, 2020. The increase was due primarily to an increase in loans receivable of $14.4 million coupled with an increase in securities available for sale of $29.9 million, partially offset by a decrease in cash and cash equivalents of $24.3 million. Total liabilities increased $21.2 million, or 1.22%, from $1.74 billion at December 31, 2020 to $1.76 billion at March 31, 2021. The increase was primarily due to an increase in deposits of $29.6 million partially offset by a decrease in advances from the FHLB of $5 million. Deposit growth benefited from new customer offerings, including business accounts utilized by borrowers under the Paycheck Protection Program, and borrowings focused on extending duration during the lower rate environment. The Company expects our balance sheet to decrease in size as customers withdraw the cash proceeds from PPP loans, and as PPP loans are forgiven.

Cash and cash equivalents decreased $24.3 million to $292.1 million at March 31, 2021 from $316.4 million at December 31, 2020. The decrease was primarily due to cash being used to fund investment purchases.

Gross loans held for investment increased $13.6 million, or 1.06%, to $1.30 billion at March 31, 2021 from $1.28 billion at December 31, 2020. The most significant drivers were: increases in two loan segments, multifamily and commercial unsecured (PPP). For the three months ended March 31, 2021 there were $69.0 million in originations of multifamily loans partially offset by $23.0 million of payoffs and amortization, and $32.3 million of originations in commercial unsecured (PPP loans) partially offset by $6.0 million in payoffs and amortization. Offsetting these increases were net decreases in one-to-four family and construction loans. The decrease in one-to-four family loans was primarily driven by $48.9 million in payoffs and amortization partially offset by $6.2 million in originations. The decrease in construction loans was primarily driven by $12.2 million in payoffs and amortization partially offset by $3.3 million in originations.

Securities available-for-sale increased $29.9 million, or 12.21%, to $274.5 million at March 31, 2021 from $244.6 million at December 31, 2020. During the three months ended March 31, 2021, additional high quality liquid assets, primarily corporate bonds and residential mortgage-backed securities, were purchased as interest rates rose. No securities were sold or liquidated during the three months ended March 31, 2021.

Total deposits increased $29.6 million, or 2.18%, to $1.39 billion at March 31, 2021 from $1.36 billion at December 31, 2020. The increase included checking and savings account increases of $62.7 million, or 9.9%, to $701.4 million at March 31, 2021 from $638.7 million at December 31, 2020. This was offset by time deposit decreases of $33.0 million, or 4.6%, to $684.4 million at March 31, 2021 from $717.4 million at December 31, 2020. These changes resulted in the ratio of time deposits to total deposits decreasing from 52.9% at December 31, 2020 to 49.4% at March 31, 2021, and a blended deposit cost of funds decline to 0.86% at March 31, 2021 from 0.92% at December 31, 2020.

The Company had $324.4 million of borrowings at March 31, 2021, compared to $329.4 million of borrowings at December 31, 2020. Our borrowings consisted solely of Federal Home Loan Bank of New York advances. Of that total, $109 million of the borrowings are associated with longer-dated swap agreements.

Shareholders’ total equity decreased by $0.9 million, or 0.44%, to $204.7 million at March 31, 2021 compared to $205.6 million at December 31, 2020.

The decrease was due primarily to a net loss of $0.7 million for the three months ended March 31, 2021, coupled with the recognition of $0.7 million of conversion related costs, offset by an increase in AOCI from a loss of $1.0 million as of December 31, 2020 to a loss of $0.4 million at March 31, 2021.

Comparison of Operating Results for the Three Months Ended March 31, 2021 and March 31, 2020

General. Net income increased $10.6 million, to a net loss of $0.7 million for the three months ended March 31, 2021, compared to net loss of $11.3 million for the three months ended March 31, 2020. The increase was due primarily to a $12.8 million valuation allowance as certain Bank property was reclassified to held for sale coupled with a write down of $1.4 million of REO in the three months ended March 31, 2020 with no comparable events in the three months ended March 31, 2021. This was coupled with a decrease in the provision for loan losses of $2.3 million, from $1.5 million for the three months ended March 31, 2020 to a release of $0.8 million for the three months ended March 31, 2021.

Interest Income. Interest income decreased $2.5 million, or 15.2%, to $13.9 million for the three months ended March 31, 2021 from $16.4 million for the three months ended March 31, 2020. The decrease was due to a decrease of $2.0 million, or 13.7%, in interest income from loans as the average balance of loans decreased $129.8 million to $1.29 billion and the average yield on loans decreased 21 basis points to 3.85% for the three months ended March 31, 2021 from 4.06% for the three months ended March 31, 2020. These were partially offset by increases in the average balances of mortgage-backed securities, investment securities, and other interest-earning assets of $23.9 million, $3.6 million and $156.3 million, respectively.

Interest Expense. Interest expense decreased $1.9 million, or 30.6%, to $4.3 million for the three months ended March 31, 2021 compared to $6.3 million for the three months ended March 31, 2020, due to a decrease of $0.1 million in interest expense on borrowings, coupled with a decrease of $1.8 million in interest expense on deposits. Average deposit balances rose to $1.33 billion at a weighted average interest rate of 0.86% during the three months ended March 31, 2021 compared to $1.26 billion at 1.49% during the three months ended March 31, 2020.

Net Interest Income. Net interest income decreased $0.6 million, or 5.7%, to $9.6 million for the three months ended March 31, 2021 from $10.2 million for the three months ended March 31, 2020, as a result of a decrease in interest expense and a decrease in interest income.

Provision for Loan Losses. Provisions for loan losses are charged to operations to establish an allowance for loan losses at a level necessary to absorb probable and incurred losses inherent in our loan portfolio that are both probable and reasonably estimable at the date of the consolidated financial statements. In evaluating the level of the allowance for loan losses, management analyzes several qualitative loan portfolio risk factors including, but not limited to, management’s ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

After an evaluation of these factors, the Company recorded a release of provision for loan losses of $0.8 million for the three months ended March 31, 2021 compared to a provision of $1.5 million for the three months ended March 31, 2020. The release during the three months ended March 31, 2021 was driven by declining balances in portfolio segments with respectively higher applied loss rates, and declining non-performing assets from December 31, 2020.

As the pandemic emerged in March of 2020, the Company increased its allowance for loan losses by $1.5 million to $16.0 million as of March 31, 2020. As the economic effects of the pandemic continued to unfold, the Company increased its allowance by another $1.25 million as of June 30, 2020 to $17.25 million, where it remained through September 30, 2020 despite loan balances declining due to increased loan payoffs driven by record-low interest rates. Subsequently, credit quality continued to stabilize, and by December 31, 2020, the Company had reduced its provision slightly, to $16.96 million. The first quarter of 2021 saw continued strengthening of credit quality, as seen in the declining delinquency rates and balances of non-performing loans. Total non-performing loans increased from $3.9 million at March 31, 2020 to $12.9 million at December 31, 2020, and subsequently decreased $0.5 million to $12.4 million at March 31, 2021.

Our allowance for loan losses and letters of credit and commitments was $17.2 million at March 31, 2021 compared to $16.0 million at March 31, 2020, of which $1.1 million and $0, respectively, related to the allowance for letters of credit and commitments. The allowance for loan losses to total loans was 1.25% (0.1% higher excluding PPP loans) at March 31, 2021 compared to 1.13% at March 31, 2020, while the allowance for loan losses to non-performing loans was 130.40% at March 31, 2021 compared to 408.87% at March 31, 2020. The Company had charge-offs of $1 thousand during the three months ended March 31, 2021 compared to $1 thousand of charge-offs during the three months ended March 31, 2020.

Non-interest Income. Non-interest income increased $1.6 million, or 173.8%, to $0.7 million for the three months ended March 31, 2021 from non-interest loss of $0.9 million for the three months ended March 31, 2020. The primary drivers of this increase were the valuation allowance taken on the real estate owned component of the headquarters complex, which amounted to $1.4 million, coupled with an increase in fees and service charges of $223 thousand.

Non-interest Expense. Non-interest expense decreased $11.4 million, or 48.0%, to $12.4 million for the three months ended March 31, 2021 from $23.8 million for the three months ended March 31, 2020. The primary driver of this decrease was related to a $12.8 million loss on assets held for sale recognized in the three months ended March 31, 2020, with no comparable expense in the three months ended March 31, 2021. Contributing to the decrease was a reduction in professional services expense of $0.7 million, or 33.9%, to $1.4 million for the three months ended March 31, 2021, from $2.1 million for the three months ended March 31, 2020. Offsetting this decrease compared to the prior period were increases in compensation and benefits, occupancy and equipment, and data processing of $0.4 million, $0.6 million, and $0.8 million, respectively.

Income Tax Expense. The Company recognized an income tax benefit of $0.6 million for the three months ended March 31, 2021 compared to an income tax benefit of $4.7 million for the three months ended March 31, 2020, resulting in respective effective rates of (43.4)% and (29.3)%.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “would,” “should,” “could” or “may,” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	conditions related to the recent global coronavirus outbreak that has and will continue to pose risks and could harm our business and results of operations;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	demand for loans and deposits in our market area;

•	our ability to implement and change our business strategies;

•	competition among depository and other financial institutions;

•

inflation and changes in the interest rate environment that reduce our margins and yields, the fair value of financial instruments or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

•	adverse changes in the securities or secondary mortgage markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;

•	changes in monetary or fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;

•	changes in the quality or composition of our loan or investment portfolios;

•	technological changes that may be more difficult or expensive than expected;

•	a failure or breach of our operational or security systems or infrastructure, including cyber attacks;

•	the inability of third party providers to perform as expected;

•	our ability to manage market risk, credit risk and operational risk in the current economic environment;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•

our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	changes in consumer spending, borrowing and savings habits;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	our ability to retain key employees;

•	our compensation expense associated with equity allocated or awarded to our employees;

•	the ability of the U.S. Government to manage federal debt limits; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 15. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

HOW WE INTEND TO USE THE PROCEEDS FROM THE STOCK OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the stock offering will be until the stock offering is completed, we anticipate that the net proceeds will be between $175.0 million and $237.5 million, or $273.4 million if the offering range is increased by 15%.

We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of
	17,850,000 Shares		21,000,000 Shares		24,150,000 Shares		27,772,500 Shares(1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$178,500		$210,000		$241,500		$277,725
Less offering expenses	(3,533)		(3,779)		(4,025)		(4,309)

Net offering proceeds	$174,967	100.0%	$206,221	100.0%	$237,475	100.0%	$273,416	100.0%

Distribution of net proceeds:
To Blue Foundry Bank	$87,484	50.0%	$103,111	50.0%	$118,738	50.0%	$136,708	50.0%
To fund loan to employee stock ownership plan	$14,880	8.5%	$17,400	8.4%	$19,920	8.4%	$22,818	8.3%
Cash contribution to the charitable foundation	$1,500	0.9%	$1,500	0.7%	$1,500	0.6%	$1,500	0.5%
Retained by Blue Foundry Bancorp	$71,104	40.6%	$84,211	40.8%	$97,318	41.0%	$112,390	41.1%

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Blue Foundry Bank’s deposits. The net proceeds may vary because total expenses relating to the stock offering may be more or less than our estimates. For example, our expenses would increase if all shares were not sold in the subscription and community offerings and a portion of the shares were sold in a syndicated community offering or firm commitment underwritten public offering.

Blue Foundry Bancorp may use the proceeds it retains from the stock offering:

•	to invest in securities;

•	to pay cash dividends to shareholders;

•	to repurchase shares of our common stock;

•

to finance the potential acquisition of financial institutions or financial services companies, although we do not currently have any agreements or understandings regarding any specific acquisition transaction; and

•	for other general corporate purposes.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under current federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund the granting of restricted stock awards (which would require notification to the Federal Reserve Board) or tax-qualified employee stock benefit plans.

Blue Foundry Bank may use proceeds that it receives from Blue Foundry Bancorp to pay the after-tax costs associated with any potential withdrawal from a multiple-employer defined benefit pension plan and may use the remaining net proceeds it receives from the stock offering:

•	to fund new loans;

•	to enhance existing products and services, hire additional employees and support growth and the development of new products and services;

•

to expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity;

•	to invest in securities; and

•	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness and availability of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions.

We expect our return on equity to be low until we are able to reinvest effectively the additional capital raised in the stock offering. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors—Risks Related to the Stock Offering—Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance” and “—Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.”

OUR DIVIDEND POLICY

No decision has been made with respect to the amount, if any, and timing of any dividend payments following the completion of the conversion and stock offering. The amount of dividends to be paid will be subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will pay dividends in the future, or that, if dividends are paid, any such dividends will not be reduced or eliminated in the future.

Blue Foundry Bancorp will not be permitted to pay dividends on its common stock if its shareholders’ equity would be reduced below the amount of the liquidation account established by Blue Foundry Bancorp in connection with the conversion. The source of dividends will depend on the net proceeds retained by Blue Foundry Bancorp and earnings thereon, and dividends from Blue Foundry Bank. In addition, Blue Foundry Bancorp will be subject to state law limitations and federal bank regulatory policy on the payment of dividends. Delaware law generally limits dividends to be paid out of its capital surplus or, if there is no surplus, out of net profits from the fiscal year in which the dividend is declared, and the preceding fiscal year, subject to certain limitations.

After the completion of the conversion, Blue Foundry Bank will not be permitted to pay dividends on its capital stock to Blue Foundry Bancorp, its sole shareholder, if Blue Foundry Bank’s shareholders’ equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Blue Foundry Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized.

Under New Jersey law and applicable regulations, Blue Foundry Bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a stock savings bank may not pay a dividend unless the savings bank would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus.

Any payment of dividends by Blue Foundry Bank to Blue Foundry Bancorp that would be deemed to be drawn from Blue Foundry Bank’s bad debt reserves established prior to 1988, if any, would require a payment of taxes at the then-current tax rate by Blue Foundry Bank on the amount of earnings deemed to be removed from the pre-1988 bad debt reserves for such distribution. Blue Foundry Bank does not intend to make any distribution that would create such a federal tax liability. For further information concerning additional federal law and regulations regarding the ability of Blue Foundry Bank to make capital distributions, including the payment of dividends to Blue Foundry Bancorp, see “Taxation—Federal Taxation.”

We will file a consolidated federal tax return with Blue Foundry Bank. Accordingly, it is anticipated that any cash distributions made by us to our shareholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, during the three-year period following the conversion, we will not be permitted to make any capital distribution to shareholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

We have never publicly issued capital stock and there is no established market for our shares of common stock. We expect that our shares of common stock will be listed for trading on the Nasdaq Global Select Market under the symbol “BLFY,” subject to completion of the stock offering and compliance with certain listing conditions, including the presence of at least three registered and active market makers. KBW has advised us that it intends to make a market in shares of our common stock following the stock offering, but it is not obligated to do so or to continue to do so once it begins. While we will attempt before completion of the stock offering to obtain commitments from at least two other broker-dealers to make a market in shares of our common stock, there can be no assurance that we will be successful in obtaining such commitments.

The development and maintenance of a public market, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our common stock can be sold. There can be no assurance that persons purchasing the shares of common stock will be able to sell their shares at or above the $10.00 offering purchase price per share.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2020, Blue Foundry Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Blue Foundry Bank at December 31, 2020, and the pro forma equity capital and regulatory capital of Blue Foundry Bank, after giving effect to the sale of shares of common stock at $10.00 per share. The table also compares historical and pro forma capital levels to those required to be considered “well capitalized.” The table assumes the receipt by Blue Foundry Bank of 50% of the net offering proceeds. See “How We Intend to Use the Proceeds from the Stock Offering.”

	Blue Foundry Bank Historical at December 31, 2020		Pro Forma at December 31, 2020, Based Upon the Sale in the Stock Offering of
			17,850,000 Shares		21,000,000 Shares		24,150,000 Shares		27,772,500 Shares(1)
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)
Equity	$205,227	10.55%	$255,211	12.55%	$267,058	13.04%	$278,905	13.51%	$292,529	14.05%

Tier 1 leverage capital(2)(3)	$206,258	10.72%	$256,242	12.74%	$268,089	13.23%	$279,936	13.71%	$293,560	14.25%
Tier 1 leverage requirement	96,168	5.00%	100,542	5.00%	101,324	5.00%	102,105	5.00%	103,004	5.00%

Excess	$110,090	5.72%	$155,699	7.74%	$166,765	8.23%	$177,830	8.71%	$190,557	9.25%

Tier 1 risk-based capital(2)(3)	$206,258	19.93%	$256,242	24.34%	$268,089	25.39%	$279,936	26.44%	$293,560	27.63%
Tier 1 risk-based requirement	82,806	8.00%	84,205	8.00%	84,455	8.00%	84,705	8.00%	84,993	8.00%

Excess	$123,452	11.93%	$172,037	16.34%	$183,633	17.39%	$195,230	18.44%	$208,567	19.63%

Total risk-based capital(2)(3)	$219,262	21.18%	$269,246	25.58%	$281,093	26.63%	$292,940	27.67%	$306,564	28.86%
Total risk-based requirement	103,507	10.00%	105,257	10.00%	105,569	10.00%	105,882	10.00%	106,241	10.00%

Excess	$115,755	11.18%	$163,989	15.58%	$175,523	16.63%	$187,058	17.67%	$200,323	18.86%

Common equity tier 1 risk-based capital(2)(3)	$206,258	19.93%	$256,242	24.34%	$268,089	25.39%	$279,936	26.44%	$293,560	27.63%
Common equity tier 1 risk-based requirement	67,279	6.50%	68,417	6.50%	68,620	6.50%	68,823	6.50%	69,057	6.50%

Excess	$138,979	13.43%	$187,825	17.84%	$199,469	18.89%	$211,113	19.94%	$224,503	21.13%

Reconciliation of capital infused into Blue Foundry Bank:
Net proceeds			$87,484		$103,111		$188,738		$136,708
Less: Common stock acquired by stock-based benefit plan			(7,440)		(8,700)		(9,960)		(11,409)
Less: Common stock acquired by employee stock ownership plan			(14,880)		(17,400)		(19,920)		(22,818)
Less: Cost to withdraw from defined benefit pension plan (4)			(15,180)		(15,180)		(15,180)		(15,180)

Pro forma increase			$49,984		$61,831		$73,678		$87,301

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)	Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.
(4)

Represents the estimated after-tax expense associated with any potential withdrawal by Blue Foundry Bank from the defined benefit pension plan, based on an estimated total cost to withdraw of $22.0 million. Based on estimates provided in July 2020 by the administrator of the plan, the pre-tax total cost to withdraw from the plan could range between $12.0 million and $22.0 million. The actual cost will not be known until the date of Blue Foundry Bank’s withdrawal from the plan, which we anticipate would be no sooner than the latter half of 2021, and could exceed $22.0 million.

CAPITALIZATION

The following table presents the historical consolidated capitalization of Blue Foundry Bancorp–NJ at December 31, 2020 and the pro forma consolidated capitalization of Blue Foundry Bancorp after giving effect to the conversion and stock offering based upon the assumptions set forth in the “Pro Forma Data” section.

	Blue Foundry Bancorp Historical at December 31, 2020	Pro Forma at December 31, 2020 Based upon the Sale in the Stock Offering at $10.00 per Share of
		17,850,000 Shares	21,000,000 Shares	24,150,000 Shares	27,772,500 Shares(1)
	(Dollars in thousands)
Deposits(2)	$1,356,184	$1,356,184	$1,356,184	$1,356,184	$1,356,184
Borrowed funds	329,400	329,400	329,400	329,400	329,400

Total deposits and borrowed funds	$1,685,584	$1,685,584	$1,685,584	$1,685,584	$1,685,584

Shareholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized (post-conversion)(3)	—	—	—	—	—
Common stock, $0.01 par value, 70,000,000 shares authorized (post-conversion); shares to be issued as reflected(3)(4)	10	186	218	249	285
Additional paid-in capital(3)	822	183,760	214,982	246,205	282,110
Retained earnings(5)	205,800	190,620	190,620	190,620	190,620
Accumulated other comprehensive loss	(1,031)	(1,031)	(1,031)	(1,031)	(1,031)
Expense of contribution to the charitable foundation	—	(9,000)	(9,000)	(9,000)	(9,000)
Tax benefit of contribution to the charitable foundation	—	2,790	2,790	2,790	2,790
Less:
Common stock held by employee stock ownership plan(6)	—	(14,880)	(17,400)	(19,920)	(22,818)
Common stock to be acquired by stock-based benefit plan(7)	—	(7,440)	(8,700)	(9,960)	(11,409)

Total shareholders’ equity	$205,601	$345,003	$372,477	$399,951	$431,545

Pro Forma Shares Outstanding
Shares offered for sale	—	17,850,000	21,000,000	24,150,000	27,772,500
Shares issued to the foundation	—	750,000	750,000	750,000	750,000

Total shares outstanding	—	18,600,000	21,750,000	24,900,000	28,522,500

Total shareholders’ equity as a percentage of total assets(1)	10.58%	16.57%	17.66%	18.72%	19.90%

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)

Does not reflect withdrawals from deposit accounts to purchase shares of common stock in the conversion and stock offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)

Blue Foundry Bancorp–NJ currently has 20,000,000 authorized shares of common stock, $0.10 par value per share, and 5,000,000 authorized shares of preferred stock. On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the number of shares of Blue Foundry Bancorp common stock to be outstanding.

(4)

No effect has been given to the issuance of additional shares of Blue Foundry Bancorp common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the stock offering, up to 10% of the shares of Blue Foundry Bancorp common stock outstanding following the stock offering will be reserved for issuance upon the exercise of options under the plans. Implementation of such plans will require shareholder approval.

(5)

The retained earnings of Blue Foundry Bank will be substantially restricted after the conversion. See “The Conversion and Stock Offering—Liquidation Rights” and “Supervision and Regulation—New Jersey Banking Laws and Supervision—Dividends.”

(footnotes continue on following page)

(continued from previous page)

(6)

Assumes that 8.0% of the shares sold in the stock offering, including shares contributed to the charitable foundation, will be acquired by the employee stock ownership plan financed by a loan from Blue Foundry Bancorp. The loan will be repaid principally from Blue Foundry Bank’s contributions to the employee stock ownership plan. Since Blue Foundry Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Blue Foundry Bancorp’s consolidated financial statements. Accordingly, the dollar amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total shareholders’ equity.

(7)

Assumes a number of shares of common stock equal to 4% of the shares of common stock to be outstanding following the stock offering will be purchased for grant by one or more stock-based benefit plans. The funds to be used by such plans to purchase the shares will be provided by Blue Foundry Bancorp. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the stock offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the stock offering. Blue Foundry Bancorp will accrue compensation expense to reflect the vesting of shares pursuant to such stock-based benefit plans and will credit capital in an amount equal to the charge to operations. Implementation of such plans will require shareholder approval.

PRO FORMA DATA

The following table summarizes historical data of Blue Foundry Bancorp–NJ and pro forma data of Blue Foundry Bancorp at and for the year ended December 31, 2020. This information is based on assumptions set forth below and in the table, and should not be used as a basis for projections of market value of the shares of common stock following the conversion.

The net proceeds in the table are based upon the following assumptions:

(i)	all of the shares of common stock will be sold in the subscription and community offerings;

(ii)	our directors, executive officers, and their associates will purchase 405,000 shares of common stock;

(iii)

our employee stock ownership plan will purchase 8.0% of the shares of common stock sold in the stock offering (including shares of common stock contributed to the charitable foundation) with a loan from Blue Foundry Bancorp. The loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, as may be adjusted annually) over 25 years. Interest income that we earn on the loan will offset the interest paid by Blue Foundry Bank. The effect on earnings for the employee stock ownership plan is the cost of amortizing the combined loan over 25 years, net of historical expense for the year ended December 31, 2020;

(iv)	Blue Foundry Bancorp will contribute $1.5 million in cash to the charitable foundation;

(v)	we will pay KBW approximately $2.3 million with respect to shares sold in the subscription and community offerings;

(vi)

no fee will be paid with respect to shares of common stock purchased by our tax-qualified and non-qualified employee stock benefit plans, contributed to our charitable foundation, or purchased by our officers, directors and employees, and their immediate families;

(vii)	Blue Foundry Bank may use approximately $15.2 million to pay after-tax costs associated with any potential withdrawal from the multiple-employer defined benefit pension plan; and

(viii)	total expenses of the stock offering, other than the fees and commissions to be paid to KBW and other broker-dealers, will be $2.0 million.

We calculated pro forma consolidated net income for the year ended December 31, 2020 as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 0.36% (0.25% on an after-tax basis). This represents the yield on the five-year U.S. Treasury Note as of December 31, 2020, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate federal regulations provide that we assume in presenting pro forma data.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and shareholders’ equity by the indicated number of shares of common stock. For pro forma earnings per share calculations, we adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts as if the shares of common stock were outstanding at the beginning of the year, but we did not adjust per share historical or pro forma shareholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma table gives effect to the implementation of one or more stock-based benefit plans. We have assumed that stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock outstanding following the stock offering (including shares of common stock contributed to the charitable foundation) at the same price for which they were sold in the stock offering. We have assumed that awards of common stock granted under such plans vest over a five-year period.

We also have assumed that options will be granted under stock-based benefit plans to acquire shares of common stock equal to 10% of the shares of common stock outstanding following the stock offering (including shares of common stock contributed to the charitable foundation). In preparing the table below, we assumed that shareholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.17 for each option.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock outstanding following the stock offering (including shares of common stock contributed to the charitable foundation) and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the completion of the stock offering.

As discussed under “How We Intend to Use the Proceeds from the Stock Offering,” we intend to contribute 50% of the net proceeds from the stock offering to Blue Foundry Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use a portion of the proceeds we retain to fund a loan to the employee stock ownership plan and to contribute $1.5 million in cash to the charitable foundation. The rest of the proceeds will be returned for future use.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts to purchase shares of common stock in the stock offering;

•	our results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not be representative of the financial effects of the stock offering at the dates on which the stock offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated shareholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma shareholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to shareholders if we liquidated. Moreover, pro forma shareholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Blue Foundry Bank, to the tax effect of the recapture of the bad debt reserve. See “The Conversion and Stock Offering—Liquidation Rights.”

	At or for the Year Ended December 31, 2020 Based upon the Sale at $10.00 Per Share of
	17,850,000 Shares	21,000,000 Shares	24,150,000 Shares	27,772,500 Shares(1)
	(Dollars in thousands, except per share amounts)
Gross proceeds of stock offering	$178,500	$210,000	$241,500	$277,725
Market value of shares contributed to the charitable foundation	7,500	7,500	7,500	7,500

Pro forma market capitalization	$186,000	$217,500	$249,000	$285,225

Gross proceeds of stock offering	$178,500	$210,000	$241,500	$277,725
Expenses	3,533	3,779	4,025	4,309

Estimated net proceeds	174,967	206,221	237,475	273,416
Common stock purchased by employee stock ownership plan	(14,880)	(17,400)	(19,920)	(22,818)
Common stock granted for restricted stock awards	(7,440)	(8,700)	(9,960)	(11,409)

Estimated net proceeds, as adjusted	$152,647	$180,121	$207,595	$239,189

For the Year Ended December 31, 2020
Consolidated net earnings (loss):
Historical	$(31,506)	$(31,506)	$(31,506)	$(31,506)
Income on adjusted net proceeds	379	447	516	594
Employee stock ownership plan(2)	(411)	(480)	(550)	(630)
Stock awards(3)	(1,027)	(1,201)	(1,374)	(1,574)
Stock options(4)	(1,088)	(1,272)	(1,456)	(1,668)
Expense savings from withdrawal from defined benefit pension plan(5)	1,225	1,225	1,225	1,225

Pro forma net income	$(32,428)	$(32,787)	$(33,145)	$(33,559)

(footnotes continue on following page)

	At or for the Year Ended December 31, 2020 Based upon the Sale at $10.00 Per Share of
	17,850,000 Shares	21,000,000 Shares	24,150,000 Shares	27,772,500 Shares(1)
	(Dollars in thousands, except per share amounts)
Earnings (loss) per share(6):
Historical	$(1.83)	$(1.57)	$(1.37)	$(1.20)
Income on adjusted net proceeds	0.02	0.02	0.02	0.02
Employee stock ownership plan(2)	(0.02)	(0.02)	(0.02)	(0.02)
Stock awards(3)	(0.06)	(0.06)	(0.06)	(0.06)
Stock options(4)	(0.06)	(0.06)	(0.06)	(0.06)
Expense savings from withdrawal from defined benefit pension plan(5)	0.07	0.06	0.05	0.05

Pro forma earnings (loss) per share(6)	$(1.88)	$(1.63)	$(1.44)	$(1.27)

Offering price to pro forma net earnings (loss) per share	*	*	*	*
Number of shares used in earnings per share calculations	17,171,520	20,079,600	22,987,680	26,331,972
At December 31, 2020
Shareholders’ equity:
Historical	$205,601	$205,601	$205,601	$205,601
Estimated net proceeds	174,967	206,221	237,475	273,416
Equity increase from the mutual holding company	645	645	645	645
Market value of shares contributed to the charitable foundation	7,500	7,500	7,500	7,500
Expense of contribution to the charitable foundation	(9,000)	(9,000)	(9,000)	(9,000)
Tax benefit of contribution to the charitable foundation	2,790	2,790	2,790	2,790
Common stock acquired by employee stock ownership plan(2)	(14,880)	(17,400)	(19,920)	(22,818)
Common stock acquired by stock-based benefit plans(3)	(7,440)	(8,700)	(9,960)	(11,409)
Cost to withdraw from defined benefit pension plan(7)	(15,180)	(15,180)	(15,180)	(15,180)

Pro forma shareholders’ equity(8)	$345,003	$372,477	$399,951	$431,545

Shareholders’ equity per share:
Historical	$11.05	$9.45	$8.26	$7.21
Estimated net proceeds	9.41	9.48	9.54	9.59
Equity increase from the mutual holding company	0.03	0.03	0.03	0.02
Market value of shares contributed to the charitable foundation	0.40	0.34	0.30	0.26
Expense of contribution to the charitable foundation	(0.48)	(0.41)	(0.36)	(0.32)
Tax benefit of contribution to the charitable foundation	0.15	0.13	0.11	0.10
Common stock acquired by employee stock ownership plan(2)	(0.80)	(0.80)	(0.80)	(0.80)
Common stock acquired by stock-based benefit plans(3)	(0.40)	(0.40)	(0.40)	(0.40)
Cost to withdraw from defined benefit pension plan(7)	(0.82)	(0.70)	(0.61)	(0.53)

Pro forma shareholders’ equity per share(8)	$18.54	$17.12	$16.07	$15.13

Offering price as percentage of pro forma shareholders’ equity per share	53.94%	58.41%	62.23%	66.09%
Number of shares outstanding for pro forma book value per share calculations	18,600,000	21,750,000	24,900,000	28,522,500

*	Not meaningful.
(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)

Assumes that 8.0% of the shares of common stock sold in the stock offering, including shares contributed to the charitable foundation, will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Blue Foundry Bancorp. Blue Foundry Bank intends to make annual contributions to the employee stock ownership plan in an

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amount at least equal to the required principal and interest payments on the debt. Blue Foundry Bank’s total annual payments on the employee stock ownership plan debt are based upon 25 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Compensation—Stock Compensation—Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Blue Foundry Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 31.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 59,520, 69,600, 79,680 and 91,272 shares were committed to be released during the year at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for net income per share calculations.
(3)

Assumes that one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4.0% of the shares to be outstanding following the stock offering. Shareholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Blue Foundry Bancorp or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by Blue Foundry Bancorp. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2020, and (iii) the plan expense reflects an effective combined federal and state tax rate of 31.0%. Assuming shareholder approval of the stock-based benefit plans and that shares of common stock (equal to 4.0% of the shares outstanding following the stock offering) are awarded through the use of authorized but unissued shares of common stock, shareholders would have their ownership and voting interests diluted by approximately 3.9%.

(4)

Assumes that options are granted under one or more stock-based benefit plans to acquire an aggregate number of shares of common stock equal to 10% of the shares to be outstanding following the stock offering. Shareholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.17 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 31.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for calculating earnings per share. There can be no assurance that the exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and shareholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute shareholders’ ownership and voting interests by approximately 9.1%.

(5)

Represents expense savings of approximately $1.2 million annually, assuming an effective tax rate of 31.0%, resulting from any potential withdrawal by Blue Foundry Bank’s from its multiple-employer defined benefit pension plan.

(6)

Net income per share computations are determined by taking the number of shares assumed to be sold in the stock offering and contributed to the charitable foundation and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares that have not been committed for release during the year. See footnote 2, above. The number of shares of common stock actually sold may be more or less than the assumed amounts.

(7)

Represents the estimated after-tax expense associated with any potential withdrawal by Blue Foundry Bank from the defined benefit pension plan, based on an estimated total cost to withdraw of $22.0 million. Based on estimates provided in July 2020 by the administrator of the plan, the pre-tax total cost to withdraw from the plan could range between $12.0 million and $22.0 million. The actual cost will not be known until the date of Blue Foundry Bank’s withdrawal from the plan, which we anticipate would be no sooner than the latter half of 2021, and could exceed $22.0 million.

(8)

The retained earnings of Blue Foundry Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Stock Offering—Liquidation Rights” and “Supervision and Regulation—New Jersey Banking Laws and Supervision—Dividends.”

COMPARISON OF VALUATION AND PRO FORMA INFORMATION

WITH AND WITHOUT THE CHARITABLE FOUNDATION

As reflected in the table below, if the charitable foundation is not established and funded in connection with the conversion and stock offering, RP Financial, LC. estimates that our pro forma valuation would be greater and, as a result, a greater number of shares of common stock would be issued in the stock offering. At the minimum, midpoint, maximum, and adjusted maximum of the valuation range, our pro forma valuation is $186.0 million, $217.5 million, $249.0 million and $285.2 million, respectively, with the charitable foundation, as compared to $191.3 million, $225.0 million, $258.8 million and $297.6 million, respectively, without the charitable foundation. There is no assurance that if the charitable foundation were not formed, the appraisal prepared at that time would conclude that our pro forma market value would be the same as that estimated in the table below. Any appraisal prepared at that time would be based on the facts and circumstances existing at that time, including, among other things, market and economic conditions.

For comparative purposes only, set forth below are certain pricing ratios, financial data and ratios at and for the year ended December 31, 2020 at the minimum, midpoint, maximum, and adjusted maximum of the offering range, assuming the stock offering was completed at the beginning of the period, with and without the charitable foundation.

	Minimum of Offering Range				Midpoint of Offering Range				Maximum of Offering Range				Adjusted Maximum of Offering Range
	With Foundation		Without Foundation		With Foundation		Without Foundation		With Foundation		Without Foundation		With Foundation		Without Foundation
	(Dollars in thousands, except per share amounts)
Estimated offering amount	$178,500		$191,250		$210,000		$225,000		$241,500		$258,750		$277,725		$297,563
Pro forma market capitalization	186,000		191,250		217,500		225,000		249,000		258,750		285,225		297,563
Total assets	2,081,948		2,092,673		2,109,422		2,122,109		2,136,896		2,151,546		2,168,490		2,185,397
Total liabilities	1,736,946		1,736,946		1,736,946		1,736,946		1,736,946		1,736,946		1,736,946		1,736,946
Pro forma shareholders’ equity	345,003		355,728		372,477		385,164		399,951		414,601		431,545		448,452
Pro forma net income (loss)(1)	(32,428)		(32,469)		(32,787)		(32,854)		(33,145)		(33,238)		(33,559)		(33,682)
Pro forma shareholders’ equity per share	$18.54		$18.60		$17.12		$17.13		$16.07		$16.02		$15.13		$15.07
Pro forma net income (loss) per share	$(1.88)		$(1.83)		$(1.63)		$(1.58)		$(1.44)		$(1.39)		$(1.27)		$(1.23)
Pro forma pricing ratios:
Offering price as a percentage of pro forma shareholders’ equity per share	53.94%		53.76%		58.41%		58.38%		62.23%		62.42%		66.09%		66.36%
Offering price to pro forma net income (loss) per share	(5.32	)x	(5.46	)x	(6.13	)x	(6.33	)x	(6.94	)x	(7.19	)x	(7.87	)x	(8.13	)x
Pro forma financial ratios:
Return on assets	(1.56)%		(1.55)%		(1.55)%		(1.55)%		(1.55)%		(1.54)%		(1.55)%		(1.54)%
Return on equity	(9.40)%		(9.13)%		(8.80)%		(8.53)%		(8.29)%		(8.02)%		(7.78)%		(7.51)%
Equity to assets	16.57%		17.00%		17.66%		18.15%		18.72%		19.27%		19.90%		20.52%
Total shares issued	18,600,000		19,125,000		21,750,000		22,500,000		24,900,000		25,875,000		28,522,500		29,756,250

(1)

The following table shows the estimated after-tax expense associated with the contribution to the charitable foundation, as well as pro forma net income, pro forma net income per share, pro forma return on assets and pro forma return on shareholders’ equity assuming the contribution to the charitable foundation was expensed during the year ended December 31, 2020.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		Adjusted Maximum of Offering Range
	(Dollars in thousands, except per share amounts)
Before-tax expense of stock and cash contribution to foundation	$(9000)		$(9,000)		$(9,000)		$(9,000)
After-tax expense of stock and cash contribution to foundation	$(6,210)		$(6,210)		$(6,210)		$(6,210)
Pro forma net loss	$(32,428)		$(32,787)		$(33,145)		$(33,559)
Pro forma net loss per share	$(1.88)		$(1.63)		$(1.44)		$(1.27)
Pro forma tax benefit	$2,790		$2,790		$2,790		$2,790
Offering price to pro forma net income (loss) per share	(5.32	)x	(6.13	)x	(6.94	)x	(7.87	)x
Pro forma loss on assets (annualized)	(1.56)%		(1.55)%		(1.55)%		(1.55)%
Pro forma loss on equity (annualized)	(9.40)%		(8.80)%		(8.29)%		(7.78)%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited financial statements that appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Blue Foundry Bancorp–NJ and the financial statements provided in this prospectus.

Overview

Net Interest Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income we earn on our loans and investments, and interest expense, which is the interest we pay on our deposits and borrowings.

Provision for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased through charges to the provision for loan losses. Loans are charged against the allowance when management believes that the collectability of the principal loan amount is not probable. Recoveries on loans previously charged-off, if any, are credited to the allowance for loan losses when realized.

Non-interest Income. Our primary sources of non-interest income are banking fees and service charges, net gains on the sale and calls of investment securities.

Non-Interest Expense. Our non-interest expense consist of salaries and employee benefits, net occupancy and equipment, data processing, federal deposit insurance premiums, advertising, directors fees, professional fees and other general and administrative expenses.

Salaries and employee benefits consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for worker’s compensation and disability insurance, health insurance, retirement plans and other employee benefits, as well as other incentives.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, rental expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using a straight-line method based on the estimated useful lives of the related assets or the expected lease terms, if shorter.

Federal deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Data processing expenses are fees we pay to third parties for use of their software and for processing customer information, deposits and loans.

Advertising includes most marketing expenses including multi-media advertising (public and in-store), promotional events and materials, civic and sales focused memberships, and community support.

Professional fees include legal, accounting, auditing, risk management and payroll processing expenses.

Directors fees consist of the fees we pay to our directors for their service on our board of directors.

Other expenses include expenses for office supplies, postage, telephone, insurance and other miscellaneous operating expenses.

Income Tax Expense. Our income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and the tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

Summary of Financial Condition and Operating Results. At December 31, 2020, we had $1.94 billion in consolidated assets, an increase of $88.4 million, or 4.8%, from $1.85 billion at December 31, 2019. The increase was due primarily to a $192.4 million, or 155.1%, increase in cash and cash equivalents and a $40.2 million, or 19.7%, increase in available for sale securities, partially offset by a $142.7 million, or 10.1%, decrease in loans. Total liabilities increased $120.4 million, or 7.4%, from $1.62 billion at December 31, 2019 to $1.74 billion at December 31, 2020. The increase was primarily due to a $61.1 million, or 4.7%, increase in deposits and a $32.5 million, or 10.9%, increase in Federal Home Loan Bank advances. Deposit growth benefited from new customer offerings, including business accounts utilized by borrowers under the PPP, and borrowings focused on extending duration during the lower interest rate environment.

Net income decreased $37.0 million, to a net loss of $31.5 million for the year ended December 31, 2020, compared to net income of $5.5 million for the year ended December 31, 2019. The decrease was due primarily to a $14.2 million valuation allowance as certain property and other real estate owned of Blue Foundry Bank was reclassified to held for sale, goodwill impairment of $15.5 million, a $3.9 million decrease in net interest income and provisions for loan losses of $2.5 million.

Critical Accounting Policies

Certain of our accounting policies are important to the presentation of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. Our significant accounting policies are discussed in detail in Note 1 to our Consolidated Financial Statements included elsewhere in this prospectus.

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Management believes our most critical accounting policies, which involve the most complex or subjective decisions or assessments, are as follows:

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable and reasonably estimable incurred credit losses in the loan portfolio as of the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required for all portfolio segments using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component of the allowance relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance (generally $400,000 or less) homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment. We have defined the population of impaired loans to generally be all non-accrual non-residential, multifamily, and construction and land loans, and troubled debt restructurings.

Troubled debt restructured loans are those loans whose terms have been modified such that a concession has been granted because of deterioration in the financial condition of the borrower. Modifications could include extension of the terms of the loan, reduced interest rates, and forgiveness of accrued interest and/or principal. Once an obligation has been classified a troubled debt restructuring, it continues to be considered a troubled debt restructuring and is individually evaluated for impairment until paid in full. For a cash flow dependent loan, we record an impairment charge equal to the difference between the present value of the estimated future cash flows under the restructured terms discounted at the loans original effective interest rate, and the original loan’s carrying amount. For a collateral dependent loan, we record an impairment when the current estimated fair value, net of estimated costs to sell when necessary, of the property that collateralizes the impaired loan is less than the recorded investment in the loan.

For all loan classes, the accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes more than 90 days delinquent or when certain factors indicate reasonable doubt as to the ability of the borrower to meet contractual principal and/or interest obligations. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed and income is recognized subsequently only in the period received, provided the remaining principal balance is deemed collectible. A non-accrual loan is not returned to an accrual status until principal and interest payments are brought current and factors indicating doubtful collection no longer exist.

Principal and interest payments received on non-accrual loans for which the remaining principal balance is not deemed collectible are applied as a reduction to principal and interest income is not recognized. If the principal balance on the loan is later deemed collectible and the loan is returned to accrual status, any interest payments that were applied to principal while on non-accrual are recorded as an unearned discount on the loan, classified as deferred fees, costs and discounts, and are recognized into interest income using the level-yield method over the remaining contractual life the individual loan, adjusted for actual prepayments. The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is a quantitative factor determined by portfolio segment and is based on our actual loss history. During 2019, Blue Foundry Bank modified the lookback period utilized in setting the quantitative factors for the Allowance for Loan Losses. Prior to this modification, the lookback period was 3 years with a risk-based assessment of observation weightings. The lookback period has been extended to up to 8.5 years of history, and all observations are used. Instances where loan classes do not have 8.5 years of history, and in those instances all available observations are used. This actual loss experience is supplemented with other factors based on the risks present for each portfolio segment. These factors include consideration of the following:

•	Changes in lending policies and procedures, including underwriting standards, collections, and internal loan review practices;

•	Changes in the nature and volume of the portfolio –increase (decrease) in portfolio category;

•	Changes in the volume and severity of past due loans –increase (decrease) in loans past due and on non-accrual;

•	Changes in the volume and severity of past due loans –increase (decrease) in classified loans;

•	Changes in the ratings for loans from Pass to Watch to Special Mention to Substandard;

•	Management assessment based on historical performance and peer market data for Probability-Driven Loss Given Default (PD/LGD) for each loan type, weighted by:

•	State of the local economy, including regional economic conditions;

•	Local and regional unemployment;

•	Delinquency and foreclosure rates in the local market;

•	Valuations and level of activity in the local housing market;

•

Other factors, including local and federal government intervention in economic situations which could support or impair credit and valuation; and broader macroeconomic considerations, as well as evolving marketplace, regulatory and legal risk factors.

The loan portfolio is categorized according to collateral type, loan purpose, lien position, or borrower type (i.e., commercial, consumer). The categories used include residential one-to-four family, multifamily, non-residential, construction and land, junior liens, commercial and industrial (consisting of PPP loans), and consumer and other.

Income Taxes: Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced by a valuation allowance for the amount of the deferred tax asset that is more likely than not to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

We recognize interest and/or penalties related to income tax matters in other operating expenses.

Comparison of Financial Condition at December 31, 2020 and December 31, 2019

Total assets increased $88.4 million, or 4.8%, to $1.94 billion at December 31, 2020 from $1.85 billion at December 31, 2019. The increase was due primarily to a $192.4 million, or 155.1%, increase in cash and cash equivalents and a $40.2 million, or 19.7%, increase in available for sale securities, partially offset by a $142.7 million, or 10.1%, decrease in loans. Total liabilities increased $120.4 million, or 7.4%, from $1.62 billion at December 31, 2019 to $1.74 billion at December 31, 2020. The increase was primarily due to a $61.1 million, or 4.7%, increase in deposits and a $32.5 million, or 10.9%, increase in Federal Home Loan Bank advances. Deposit growth benefited from new customer offerings, including business accounts utilized by borrowers under the PPP, and borrowings focused on extending duration during the lower rate environment. We expect our balance sheet to decrease in size as customers withdraw the cash proceeds from PPP loans, and as PPP loans are forgiven.

Cash and cash equivalents increased $192.4 million to $316.4 million at December 31, 2020 from $124.0 million at December 31, 2019. The increase was due to maturities and prepayments of loans and an increase in deposits, including from the deposit of PPP loan proceeds into customers’ accounts at Blue Foundry Bank.

Gross loans held for investment decreased $137.8 million, or 9.7%, to $1.28 billion at December 31, 2020 from $1.42 billion at December 31, 2019. The most significant drivers were: one-to-four family loans decreased by $155.1 million, or 20.2%, to $611.6 million; multifamily loans decreased by $32.1 million, or 7.0%, to $427.4 million; while PPP loans added $54.1 million to December 31, 2020 balances.

Securities available-for-sale increased $40.2 million, or 19.7%, to $244.6 million at December 31, 2020 from $204.4 million at December 31, 2019. During 2020, additional high quality liquid assets, primarily corporate bonds and residential mortgage-backed securities, were purchased in the second half of the year as rates rose, and limited purchases were made during opportunistic periods during the first half of the year. No securities were sold or liquidated during 2020 except for $4.2 million held in a CRA mutual fund.

Total deposits increased $61.1 million, or 4.7%, to $1.36 billion at December 31, 2020 from $1.30 billion at December 31, 2019. The increase included checking and savings account increases of $130.1 million, or 25.8%, to $634.4 million at December 31, 2020 from $504.4 million at December 31, 2019. This was offset by time deposit decreases of $70.3 million, or 8.9%, to $717.4 million at December 31, 2020 from $787.7 million at December 31, 2019. These changes resulted in the ratio of time deposits to total deposits decreasing from 60.8% at December 31, 2019 to 52.9% at December 31, 2020, and a blended deposit cost of funds decline to 0.92% at December 31, 2020 from 1.45% at December 31, 2019.

We had $329.4 million of borrowings at December 31, 2020, compared to $296.9 million of borrowings at December 31, 2019. Our borrowings consisted solely of Federal Home Loan Bank of New York advances. Of that total, $109.0 million of the borrowings are associated with longer-dated swap agreements.

Shareholders’ total equity decreased by $32.0 million, or 13.5%, to $205.6 million at December 31, 2020 compared to $237.6 million at December 31, 2019. The decreased was due primarily to a net loss of $31.5 million for the year ended December 31, 2020.

Comparison of Operating Results for the Years Ended December 31, 2020 and 2019

General. Net income decreased $37.0 million, to a net loss of $31.5 million for the year ended December 31, 2020, compared to net income of $5.5 million for the year ended December 31, 2019. The decrease was due primarily to a $14.2 million valuation allowance as certain Bank property was reclassified to held for sale, goodwill impairment of $15.5 million, a $3.9 million decrease in net interest income and provisions for loan losses of $2.5 million.

Interest Income. Interest income decreased $3.2 million, or 4.9%, to $61.6 million for the year ended December 31, 2020 from $64.8 million for the year ended December 31, 2019. The decrease was due to a decrease of $4.5 million, or 7.7%, in interest income from loans as the average balance of loans decreased $62.7 million to $1.39 billion and the average yield on loans decreased 14 basis points to 3.90% for 2020 from 4.04% for 2019. These were partially offset by increases in the average balances of mortgage-backed securities and other interest-earning assets of $67,000 and $127,000, respectively.

Interest Expense. Interest expense increased $651,000, or 3.0%, to $22.6 million for the year ended December 31, 2020 compared to $21.9 million for the year ended December 31, 2019, due to an increase of $1.6 million in interest expense on borrowings, partially offset by a decrease of $905,000 in interest expense on deposits. Average deposit balances rose to $1.33 billion at a weighted average interest rate of 1.20% during 2020 compared to $1.26 billion at 1.33% during 2019.

Net Interest Income. Net interest income decreased $3.9 million, or 9.0%, to $39.1 million for the year ended December 31, 2020 from $42.9 million for the year ended December 31, 2019, as a result of an increase in interest expense and a decrease in interest income.

Provision for Loan Losses. Provisions for loan losses are charged to operations to establish an allowance for loan losses at a level necessary to absorb probable and incurred losses inherent in our loan portfolio that are both probable and reasonably estimable at the date of the consolidated financial statements. In evaluating the level of the allowance for loan losses, management analyzes several qualitative loan portfolio risk factors including, but not limited to, management’s ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

After an evaluation of these factors, particularly in light of the COVID-19 pandemic and the increase in our special mention and classified loans from $5.5 million at December 31, 2019 to $31.0 million at December 31, 2020, we recorded a provision for loan losses of $2.5 million for 2020 compared to a provision of $1.3 million for the year ended December 31, 2019. Our allowance for loan losses and letters of credit and commitments was $17.0 million at December 31, 2020 compared to $14.5 million at December 31, 2019. The allowances to total loans was 1.34% at December 31, 2020 compared to 1.03% at December 31, 2019, while the allowance for loan losses to non-performing loans was 131.9% at December 31, 2020 compared to 295.4% at December 31, 2019. We had charge-offs of $59,000 and no recoveries during the year ended December 31, 2020 compared to $15,000 of charge-offs and $25,000 of recoveries during the year ended December 31, 2019.

Non-interest Income. Non-interest income decreased $1.4 million, or 54.0%, to $1.2 million for the year ended December 31, 2020 from non-interest income of $2.6 million for the year ended December 31, 2019. The primary drivers of this decrease were the valuation allowance taken on the real estate owned component of the headquarters complex, which amounted to $1.2 million, and a decrease in fees and service charges of $324,000.

Non-interest Expense. Non-interest expense increased $40.2 million, or 108.7%, to $77.1 million for the year ended December 31, 2020 from $37.0 million for the year ended December 31, 2019. The drivers of this increase included $15.5 million of goodwill impairment, $12.8 million from the reclassification of certain headquarters property to held-for-sale, and increased information technology expenses of $5.4 million.

Income Tax Expense. We recognized income tax benefit of $7.9 million for 2020 compared to an income tax expense of $1.8 million for the year ended December 31, 2019, resulting in respective effective rates of 20.0% and 25.1%.

Average Balances and Yields

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances have been calculated using daily balances. Non-accrual loans are included in average balances only. Loan fees are included in interest income on loans and are not material.

	Year Ended December 31,
	2020			2019
	Average Balance	Interest and Dividends	Yield/Cost	Average Balance	Interest and Dividends	Yield/Cost
	(Dollars in thousands)
Assets:
Loans	$1,388,863	$54,125	3.90%	$1,451,556	$58,656	4.04%
Mortgage-backed securities	124,164	3,176	2.56%	57,554	1,740	3.02%
Investment securities	125,794	2,715	2.16%	90,791	2,328	2.56%
FHLB stock	17,356	954	5.50%	12,243	720	5.88%
Other interest-earning assets	200,068	654	0.33%	73,260	1,384	1.89%

Total interest-earning assets	1,856,245	61,625	3.32%	1,685,405	64,827	3.85%
Non-interest-earning assets	72,297			62,690

Total assets	$1,928,542			$1,748,095

Liabilities and equity:
NOW and demand accounts	$272,824	$714	0.26%	$246,925	$959	0.39%
Savings and money market accounts	239,102	658	0.28%	222,369	654	0.29%
Time deposit	767,931	14,509	1.89%	745,541	15,173	2.04%

Total interest-bearing deposits	1,279,858	15,881	1.24%	1,214,835	16,786	1.38%
FHLB advances	344,517	6,676	1.94%	227,247	5,120	2.25%

Total interest-bearing liabilities	1,624,374	22,557	1.39%	1,442,082	21,906	1.52%
Non-interest-bearing deposits	46,629			44,802
Other non-interest-bearing liabilities	42,110			23,452

Total liabilities	1,713,113			1,510,336
Total equity	215,428			237,759

Total liabilities and equity	$1,928,542			$1,748,095

Net interest income		$39,068			$42,921

Net interest rate spread(1)			1.93%			2.33%

Net interest-earning assets(2)	$231,871			$243,323

Net interest margin(3)			2.10%			2.55%

Average interest-earning assets to average interest-bearing liabilities		114.27%			116.87%

(1)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earnings assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earnings assets.

Rate/Volume Table

The following table sets forth the effects of changing rates and volumes on net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
	Increase (Decrease) Due to
	Volume	Rate	Net
	(In thousands)
Interest income:
Loans	$(2,533)	$(1,997)	$(4,530)
Mortgage-backed securities	2,014	(578)	1,436
Investment securities	897	(510)	387
FHLB stock	301	(67)	234
Other interest-earning assets	2,395	(3,124)	(729)

Total interest-earning assets	$3,073	$(6,276)	$(3,202)

Interest expense:
Deposits	$898	$(1,804)	$(905)
FHLB advances	2,642	(1,085)	1,556

Total interest-bearing liabilities	$3,540	$(2,889)	$651

Net decrease in net interest income	$(467)	$(3,387)	$(3,854)

Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our ALCO/Investment Committee, which consists of members of management, is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

•	growing target deposit accounts;

•

utilizing our investment securities portfolio and interest rate swaps as part of our balance sheet asset and liability and interest rate risk management strategy to reduce the impact of movements in interest rates on net interest income and economic value of equity, this can create temporary valuation adjustments to equity in Accumulated Other Comprehensive Income;

•	continuing the diversification of our loan portfolio by adding more commercial loans, which typically have shorter maturities and/or balloon payments; and

•	continuing to price our one-to-four family residential real estate loan products in a way that encourages borrowers to select our adjustable-rate loans as opposed to longer-term, fixed-rate loans.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

We generally do not engage in hedging activities, such as engaging in futures or options, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage-backed securities.

Net Portfolio Value. We compute amounts by which the net present value of our cash flow from assets, liabilities and off-balance sheet items (net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. We measure potential change in our NPV through the use of a financial model. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. Historically, the model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current level of market interest rates, an NPV calculation for an interest rate decrease of greater than 100 basis points has not been prepared. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100-basis point increase in the “Basis Point Change in Interest Rates” column below.

The following table sets forth, at December 31, 2020, the calculation of the estimated changes in our net portfolio value that would result from the specified immediate changes in the United States Treasury yield curve. For purposes of this table, 100 basis points equals 1%.

	Net Portfolio Value(2)			Net Portfolio Value as Percent of Portfolio Value of Assets(3)
	(Dollars in thousands)
Basis Point Change in Interest Rates(1)	Dollar Amount	Dollar Change	Percent Change	NPV Ratio(4)	Change
400	$222,005	$(38,344)	(15)%	11%	(2)%
300	237,756	(22,593)	(9)%	12%	(1)%
200	248,515	(11,834)	(5)%	13%	(1)%
100	252,708	(7,641)	(3)%	13%	— %
0	260,349	—	— %	13%	— %
(100)	291,947	31,598	12%	15%	2%

(1)	Assumes an immediate uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at December 31, 2020, in the event of an instantaneous 100 basis point increase in interest rates, we would experience a 3% decrease in net portfolio value. In the event of an instantaneous 100 basis point decrease in interest rates, we would experience a 12% increase in net portfolio value.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The above table assumes that the composition of our interest sensitive assets and liabilities existing at the date indicated remains constant uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our NPV and will differ from actual results.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term and long-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities, borrowings from the Federal Home Loan Bank of New York and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, calls of investment securities and borrowed funds and prepayments on loans are greatly influenced by general interest rates, economic conditions and competition.

Management regularly adjusts our investments in liquid assets based upon an assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our interest-rate risk and investment policies.

Blue Foundry Bank is subject to various regulatory capital requirements administered by NJDOBI and the FDIC. At December 31, 2020, Blue Foundry Bank exceeded all applicable regulatory capital requirements, and was considered “well capitalized” under regulatory guidelines. See “Historical and Pro Forma Regulatory Capital Compliance” and Note 11 in the Notes to the consolidated financial statements that appear starting on page F-1 of this prospectus.

The net offering proceeds will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net offering proceeds are used for general corporate purposes, including funding loans. Our financial condition and results of operations will be enhanced by the net offering proceeds, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net offering proceeds, as well as other factors associated with the stock offering, our return on equity will be lower immediately following the stock offering.

At December 31, 2020, we had outstanding commitments to originate loans of $28.7 million and unused lines of credit of $60.4 million. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Certificates of deposit that are scheduled to mature in less than one year from December 31, 2020 totaled $581.0 million. Management expects, based on historical experience, that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank of New York advances or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense. Available borrowing capacity at December 31, 2020 was $94.1 million with Federal Home Loan Bank of New York. We also had a $30.0 million available line of credit with a correspondent bank and a $2.5 million available line of credit with the Federal Reserve Bank of New York at December 31, 2020.

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to originate loans, unused lines of credit and standby letters of credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments that we do for on-balance sheet instruments. Management believes that our current sources of liquidity are more than sufficient to fulfill our obligations as of December 31, 2020 pursuant to off-balance-sheet arrangements and contractual obligations. See Note 13 in the Notes to the consolidated financial statements that appear starting on page F-1 of this prospectus.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 of the notes to the consolidated financial statements included with this prospectus.

BUSINESS OF BLUE FOUNDRY BANCORP

Blue Foundry Bancorp is a Delaware corporation that was organized in January 2021. Upon completion of the conversion, Blue Foundry Bancorp will become the holding company of Blue Foundry Bank and will succeed to all of the business and operations of Blue Foundry Bancorp–NJ, and each of Blue Foundry Bancorp–NJ and Blue Foundry, MHC will cease to exist.

Initially following the completion of the conversion, Blue Foundry Bancorp will have cash and securities held by Blue Foundry Bancorp–NJ and Blue Foundry, MHC, which totaled $978,000 as of December 31, 2020, and the net proceeds Blue Foundry Bancorp retains from the stock offering, part of which will be used to fund a loan to the Blue Foundry Bank Employee Stock Ownership Plan and to make a $1.5 million cash contribution to our charitable foundation. Blue Foundry Bancorp will have no significant liabilities. Blue Foundry Bancorp intends to use the support staff and offices of Blue Foundry Bank and will pay Blue Foundry Bank for these services. If Blue Foundry Bancorp expands or changes its business in the future, it may hire its own employees.

Blue Foundry Bancorp intends to invest the net proceeds of the stock offering as discussed under “How We Intend to Use the Proceeds From the Stock Offering.” In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities.

BUSINESS OF BLUE FOUNDRY BANK

Blue Foundry Bank is a New Jersey-chartered stock savings bank that was organized in 1939 as Boiling Springs Savings & Loan Association by the combination of the Rutherford Mutual Loan and Building Association (which had been founded in the 1870s to provide thrift and home financing services to a growing community) and the East Rutherford Savings, Loan and Building Association. In 1992, Boiling Springs Savings & Loan Association converted to a New Jersey-chartered mutual savings bank and became known as Boiling Springs Savings Bank. Boiling Springs Savings Bank reorganized into the mutual holding company form of organization in 1999 by becoming a wholly-owned subsidiary of Boiling Springs, MHC (now Blue Foundry, MHC) and converting to a stock savings bank as part of the conversion. Boiling Springs Savings Bank’s name was changed to Blue Foundry Bank in 2019. Blue Foundry Bank is headquartered in Rutherford, New Jersey and currently operates 17 branches—10 branches located in Bergen County, New Jersey, five located in Morris County, New Jersey, one located in Essex County, New Jersey, and one located in Passaic County, New Jersey. In addition, we have a new proposed de novo branch in Jersey City, New Jersey, that has received regulatory approval and which we anticipate will be opened early in the fourth quarter of 2021.

Blue Foundry Bank’s principal business consists of originating one-to-four family residential real estate mortgages, home equity loans and lines of credit, consumer loans and lines of credit, and originations of commercial real estate, multi-family, construction, and commercial and industrial loans in the market areas surrounding our branch footprint. In addition, we often lend outside of our branch network in more densely populated and metropolitan areas, adding diversification to our loan portfolio. We attract retail deposits from the general public in the areas surrounding our main office and branches, offering a wide variety of deposit products. We also invest in investment securities. Our revenues are derived primarily from interest on loans and, to a lesser extent, interest on investment securities and mortgage-backed securities. Our primary sources of funds are deposits, principal and interest payments on loans, and securities and borrowings from the Federal Home Loan Bank of New York.

Blue Foundry Bank is subject to comprehensive regulation and examination by the NJDOBI and the FDIC. Our website address is www.bluefoundrybank.com. Information on this website is not and should not be considered a part of this prospectus.

Market Area

Our market area is primarily northern New Jersey, including the counties of Bergen, Morris, Essex, Passaic and Hudson. Bergen County ranks as the most populous county in New Jersey (out of 21 counties) with a population of approximately 950,000 compared to an estimated population of approximately 491,000 for Morris County, approximately 801,000 for Essex County, approximately 501,000 for Passaic County, approximately 675,000 for Hudson County and 9.0 million for the entire state. The economy in our primary market area has benefited from being varied and diverse, with a broad economic base. Bergen County has a median household income of approximately $101,000, Morris County has a median household income of approximately $120,735, Essex County has a median household income of approximately $68,779, Passaic County has a median household income of approximately $78,541 and Hudson County has a median household income of approximately $82,696. The median household income for New Jersey is approximately $89,080 and the median household income is approximately $67,761 for the United States. As of February 3, 2021, the unemployment rate was 6.8% for Bergen County, 5.9% for Morris County, 9.5% for Essex County, 9.8% for Passaic County, and 7.8% for Hudson County compared to 7.6% for New Jersey and a national rate of 6.7%.

We believe that we have developed products and services that will meet the financial needs of our current and future customer base; however, we plan, and believe it is necessary, to expand the range of products and services that we offer to be more competitive in our market area. Our marketing strategies focus on the strength of our knowledge of local consumer and small business markets, as well as expanding relationships with current customers and reaching out to develop new, profitable business relationships.

Competition

We face significant competition for deposits and loans. Our most direct competition for deposits has come historically from the numerous financial institutions operating in our market area (including other community banks and credit unions), many of which are significantly larger than we are and have greater resources. We also face competition for investors’ funds from other sources such as brokerage firms, money market funds and mutual funds, as well as from securities offered by the

Federal Government, such as Treasury bills. Based on FDIC data at June 30, 2020 (the latest date for which information is available), we had 1.62%, 0.70%, 0.39% and 0.19% of the FDIC-insured deposit market share respectively in Bergen, Morris, Passaic and Essex Counties and no deposits in Hudson County. Money center banks, such as Bank of America, JP Morgan Chase, Wells Fargo and Citi, and large regional banks, such as TD Bank, M&T Bank and PNC Bank, have a significant presence in these counties.

Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities firms, financial technology companies, specialty finance firms and technology companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend toward consolidation of the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

Historically, our lending activities have emphasized one-to-four family residential real estate loans and multifamily housing loans, and such loans continue to comprise the largest portion of our loan portfolio. Other areas of lending include commercial and industrial loans, construction loans and, to a much lesser extent, junior liens and consumer loans, consisting primarily of home equity loans and lines of credit. Subject to market conditions and our asset-liability analysis, we expect to continue to focus on commercial real estate and multi-family lending as part of our effort to diversify the loan portfolio and increase the overall yield earned on our loans. We compete for loans by offering high quality personalized service, providing convenience and flexibility, providing timely responses on loan applications, and by offering competitive pricing.

Loan Portfolio Composition. The following table sets forth the composition of the loan portfolio at the dates indicated.

	At December 31,
	2020		2019
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Residential one-to-four family	$611,603	47.82%	$766,736	54.13%
Multifamily	427,436	33.42	459,547	32.44
Non-residential	128,141	10.02	127,123	8.97
Construction and land	33,691	2.63	34,479	2.43
Junior liens	23,814	1.86	28,589	2.02
Commercial and industrial	54,053	4.23	—	—
Consumer and other	99	0.01	124	0.01

Total loans receivable	1,278,837	100.00%	1,416,598	100.00%

Deferred fees, costs and discounts, net	5,236		7,678
Less: allowance for loan losses	(16,959)		(14,500)

Loans receivable, net	$1,267,114		$1,409,776

Loan Maturity. The following tables set forth certain information at December 31, 2020 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments that significantly shorten the average loan life and may cause actual repayment experience to differ from that shown below. Demand loans, which are loans having no stated repayment schedule or no stated maturity, are reported as due in one year or less.

	At December 31, 2020
	One-to- Four Family	Multifamily	Non- Residential	Construction and Land	Junior Liens	Commercial and Industrial	Consumer and Other	Total Loans
	(In thousands)
Amounts due in:
One year or less	$567	$—	$4,894	$32,229	$230	$—	$67	$37,987
More than one year through five years	5,401	17,694	21,160	1,191	1,138	53,922	—	100,506
More than five years through fifteen years	106,781	86,412	37,112	—	1,516	131	32	231,984
More than fifteen years	498,854	323,330	64,975	271	20,930	—	—	908,360

Total	$611,603	$427,436	$128,141	$33,691	$23,814	$54,053	$99	$1,278,837

Fixed vs. Adjustable Rate Loans. The following table sets forth the dollar amount of all loans at December 31, 2020 that are due after December 31, 2021 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below include unearned loan origination fees.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Residential one-to-four family	$187,801	$427,912	$615,713
Multifamily	67,435	361,671	429,106
Non-residential	46,916	76,414	123,330
Construction and land	—	1,465	1,465
Junior liens	3,587	20,102	23,689
Commercial and industrial	52,867	—	52,867
Consumer and other	32	—	32

Total	$358,638	$887,564	$1,246,202

Residential Real Estate Loans. Our one-to-four family residential loan portfolio consists of mortgage loans that enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the borrower. At December 31, 2020, one-to-four family residential real estate loans totaled $611.6 million, or 47.8% of our total loan portfolio, and consisted of $187.0 million of fixed-rate loans and $424.6 million of adjustable-rate loans. Most of these one-to-four family residential properties are located in our primary market area.

We offer fixed-rate and adjustable-rate residential real estate loans with maturities up to 30 years. The one-to-four family residential mortgage loans that we are currently originating are generally underwritten according to Fannie Mae and Freddie Mac guidelines, and we refer to loans that conform to such guidelines as “conforming loans.” Loans to be sold to other approved investors or secondary market sources are underwritten to their specific requirements. We generally originate both fixed- and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits. We also originate loans above the conforming limits up to a maximum amount of $3.0 million, which are referred to as “jumbo loans.” We generally underwrite jumbo loans, whether originated or purchased, in a manner similar to conforming loans. At December 31, 2020, our largest one-to-four family residential loan totaled $1.4 million and was secured by an owner-occupied home located in our primary market area. At December 31, 2020, this loan was performing in accordance with its original terms.

Our adjustable-rate residential real estate loans have interest rates that are fixed for an initial period ranging from three to ten years. After the initial fixed period, the interest rate on adjustable-rate residential real estate loans is generally reset every year based on a contractual spread or margin above the average yield on U.S. Treasury securities. Our adjustable-rate residential real estate loans have initial and periodic caps of 2.0% on interest rate changes, with a current cap of 6.0% over the life of the loan.

We will originate one-to-four family residential mortgage loans with loan-to-value ratios of generally up to 80% to 90% of the appraised value, depending on the size of the loan. We may originate loans with loan-to-value ratios that exceed 90% depending upon the product type and whether we classify the loan as a “saleable” loan. Mortgage insurance is required for all mortgage loans that have a loan-to-value ratio greater than 80%. The required coverage amount varies based on the loan-to-value ratio and term of the loan. We only permit borrowers to purchase mortgage insurance from companies that have been approved by Blue Foundry Bank.

We generally do not offer “interest only” mortgage loans on one-to-four family residential properties or loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. Additionally, we do not offer “subprime loans” (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (defined as loans having less than full documentation).

Non-Residential and Multi-Family Real Estate Loans. At December 31, 2020, we had $555.6 million in non-residential and multi-family real estate loans, representing 43.4% of our total loan portfolio. Our non-residential real estate loans are secured primarily by office buildings, industrial facilities, retail facilities and other commercial properties, substantially all of which are located in our primary market area.

We generally originate non-residential and multi-family real estate loans with maximum terms of 15 years based on an amortization periods between 25 and 30 years. We generally limit loan-to-value ratios to 80% of the appraised value of the property for multi-family real estate loans and 75% of the appraised value of the property for non-residential real estate loans. Our non-residential and multi-family real estate loans are offered with fixed interest. All of our non-residential and multi-family real estate loans are subject to our underwriting procedures and guidelines. At December 31, 2020, our largest non-residential and multi-family real estate loan totaled $21.8 million and was secured by multifamily real estate located in our primary market area. At December 31, 2020, this loan was performing in accordance with its original terms.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, among other factors we consider the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that, subject to certain exceptions, it is at least 1.25x, and the ratio of the loan amount to the appraised value of the mortgaged property. Our commercial real estate loans are appraised by outside independent and qualified appraisers that are duly approved in accordance with Blue Foundry Bank policy. Personal guarantees are often obtained from commercial real estate borrowers. Each borrower’s financial information on such loans is monitored on an ongoing basis by requiring periodic financial statement updates.

Junior Liens and Consumer Loans. We offer consumer loans to customers residing in New Jersey. Our consumer loans and junior liens consist primarily of home equity loans and lines of credit. At December 31, 2020, consumer loans totaled $23.9 million, or 1.87% of our total loan portfolio.

Home equity loans and lines of credit are multi-purpose loans used to finance various home or personal needs, where a one-to-four family primary or secondary residence serves as collateral. We generally originate home equity loans and lines of credit of up to $500,000 with a maximum loan-to-value ratio of 80% (75% if the loan is for a condo) and terms of up to 20 years. Home equity lines of credit have adjustable rates of interest that are based on the prime rate, as published in The Wall Street Journal. Home equity lines of credit are secured by residential real estate in a first or second lien position.

The procedures for underwriting consumer loans include assessing the applicant’s payment history on other indebtedness, the applicant’s ability to meet existing obligations and payments on the proposed loan, and the loan-to-value ratio of the collateral property. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Construction Loans. We make construction loans, primarily to individuals for the construction of their primary residences, and to contractors and builders of single-family homes and other commercial and industrial real estate projects. At December 31, 2020, our construction loans totaled $33.7 million, representing 2.63% of our total loan portfolio. At December 31, 2020, $5.0 million of our single-family construction loans were to individuals and $800,000 were to contractors and builders. Our construction and land loans are secured by properties mostly located in our primary market area.

Construction loan-to-value ratios for one-to-four family residential properties generally will not exceed 80% of the appraised value of the property on a completed basis. Once the construction project is satisfactorily completed, we look to provide permanent financing.

Commercial and Industrial Loans. We typically originate commercial business loans on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business, the experience and stability of the borrower’s management team, earnings projections and the underlying assumptions, and the value and marketability of any collateral securing the loan. Business loans and lines of credit inherently have more risk of loss than real estate secured loans, in part because business loans may be more complex to underwrite than mortgages, and some of the loans or portions thereof may be unsecured. These loans are more likely to be reliant on the cashflow and solvency of business which may not be adequate to cover the value of the loan, and the value of collateral, if any, may be severely impacted by the performance of the business. If a decline in economic conditions or other issues cause difficulties for our business borrowers or we fail to evaluate the credit of the loan accurately when we underwrite the loan, it could result in delinquencies or defaults and a material adverse effect on our business, results of operations or financial condition. Commercial and industrial loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment. As a result, the availability of funds for the repayment of commercial and industrial loans may be substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial and industrial loans that we originate have greater credit risk than one-to-four family residential real estate loans or, generally, consumer loans. In addition, commercial and industrial loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts.

At December 31, 2020, we had $54.1 million of commercial and industrial loans, representing 4.23% of our total loan portfolio. Of our commercial and industrial portfolio, $53.9 million were PPP loans. We offer lines of credit and revolving lines of credit with terms that are generally up to 12 months to small businesses in our market area to finance short-term working capital needs such as accounts receivable and inventory. Our commercial lines of credit are typically structured with variable rates. We generally obtain personal guarantees with respect to all commercial and industrial lines of credit, except with regard to PPP loans, which are 100% federally guaranteed (principal and interest). At December 31, 2020, the average loan size of our commercial and industrial loans was $99,000, and our largest outstanding commercial and industrial loan balance was a $4.9 million PPP loan to a professional services company. This loan was performing in accordance with its repayment terms at December 31, 2020.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, an increased monthly payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is somewhat limited by the annual and lifetime interest rate adjustment limits on adjustable-rate residential real estate loans. To help minimize the risks associated with rising interest rates, and the subsequent risk of default, we often perform a stress analysis during underwriting.

Non-Residential and Multi-Family Real Estate Loans. Loans secured by non-residential and multi-family real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential real estate loans. Of primary concern in non-residential real estate and multi-family lending is the borrower’s creditworthiness feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on the successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than residential real estate loans. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate and multi-family loans. In reaching a decision whether to make a non-residential real estate or multi-family loan, we consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. At times, we may also perform a global cash flow analysis of the borrower. We generally have required that the properties securing these real estate loans have debt service coverage ratios (the ratio of net operating income to debt service) of at least 1.25x. We require a Phase One environmental report on all commercial real estate loans in excess of $1.0 million or when we believe there is a possibility that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. Further in situations where environmental risks may be present, we utilize the services of an independent and qualified environmental consultant to assess any underlying risks.

Junior Liens and Consumer Loans. Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Construction Loans. Our construction loans are based upon our estimates of costs to complete a project and the value of the completed project. Underwriting is focused on the borrowers’ financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage its operations.

Construction lending involves additional risks when compared to permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, it is difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. We use a discounted cash flow analysis to determine the value of any construction project of five or more units. Our ability to continue to originate a significant amount of construction loans is dependent on the strength of the general real estate market in our market areas.

Commercial and Industrial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more readily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flows of the borrower’s business and the collateral securing these loans may fluctuate in value. Our commercial and industrial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, collateral for commercial and industrial loans consists of accounts receivable, inventory and/or equipment. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself.

Originations, Purchases and Participations of Loans

Lending activities are conducted by our loan personnel operating at our offices. We also obtain referrals from existing and former customers and from accountants, real estate brokers, builders and attorneys. All loans that we originate or purchase are underwritten pursuant to our policies and procedures, which incorporate Fannie Mae underwriting guidelines to the extent applicable for residential loans. We originate both adjustable-rate and fixed-rate loans. Our ability to originate fixed or adjustable-rate loans depends upon the relative customer demand for such loans, which is affected by current market interest rates as well as anticipated future market interest rates. Our loan origination and purchase activity may be adversely affected by a rising interest rate environment, which typically results in decreased loan demand.

We purchase whole loans and participate in loans originated by other institutions. Generally, our analysis for purchase and participation follows similar underwriting policies as if we originated the loan directly. However, for loans that we participate in, we are subject to the lead financial institution’s policies and practices related to items such as, monitoring, collection and default.

We purchase loan participations secured by properties primarily within the state of New Jersey in which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. At December 31, 2020, the outstanding balances of our loan participations where we are not the lead lender totaled $11.4 million, or 0.9% of our loan portfolio, all of which were commercial real estate loans. All such loans were performing in accordance with their original repayment terms.

Loan Approval Procedures and Authority

Pursuant to New Jersey law, the aggregate amount of loans that Blue Foundry Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Blue Foundry Bank’s capital, surplus fund and undivided profits (25% if the amount in excess of 15% is secured by “readily marketable collateral”). At December 31, 2020, based on the 15% limitation, Blue Foundry Bank’s loans-to-one-borrower limit was approximately $33.7 million. On the same date, Blue Foundry Bank had no borrowers with outstanding balances in excess of this amount. Our regulatory loans-to-one borrower limit will increase following completion of the stock offering. At December 31, 2020, our largest loan relationship with a single borrower was for $32.1 million, which consisted of two loans secured by multifamily real estate in our primary market area, and the underlying loans were performing in accordance with their terms on that date.

Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by management and approved by our board of directors. The board of directors has granted loan approval authority to certain officers up to prescribed limits, depending on the officer’s title experience and the type of loan.

Loan approval authorities are dictated by factors such as the loan type, loan size, cumulative credit exposure (to a particular relationship) and the presence of any policy exceptions. All loans are independently underwritten. Commercial loans are further reviewed and acknowledged by the Chief Credit Officer. Loans are then presented for approval to the appropriate authority. Under our current policy, no loan may be approved by a single signor. At a minimum, two signors are required to approve a loan – typically consisting of the loan product manager and a member of the management Loan Committee. Depending upon certain factors, such as the size of the loan request, escalating loan approval authorities may be required. In such cases, approval by the Loan Committee or Board of Directors may be required. For commercial loans, a minimum of three signatures are required (two of which must include the Chief Lending Officer and Chief Credit Officer), with a third signature from any voting member of the Loan Committee.

Delinquencies and Asset Quality

Delinquency Procedures. When a borrower fails to make a required monthly loan payment by the last day of the month, and upon expiration of any applicable grace period (typically 15 days), a late notice is generated stating the payment and late charges due. Until such time as payment is made collection efforts continue with additional phone calls and escalating collection notices. Loan delinquencies more than 30 days past due are reported to the Board of Directors monthly.

If repayment is doubtful or not possible, a notice of intent to foreclose will be issued and the account will be administered by our Asset Recovery Department with oversight and guidance from our counsel. Once issued, the notice of intent to foreclose typically allows the borrower a period of up to 35 days to cure the default. If payment is made and the loan is brought current, foreclosure proceedings are discontinued, and the borrower is permitted to continue to make payments. If the borrower does not respond, we will initiate foreclosure proceedings.

Loans Past Due and Non-Performing Assets. Loans are reviewed on a regular basis. Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

When we acquire real estate as a result of foreclosure or a deed-in-lieu transaction, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

A loan is classified as a troubled debt restructuring if, for economic or legal reasons related to the borrower’s financial difficulties, we grant a concession to the borrower that we would not otherwise consider. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of the principal amount due. Interest income on restructured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six consecutive months.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,
	2020				2019
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
Residential one-to-four family	13	$3,151	17	$10,075	7	$2,600	10	$2,206
Multifamily	—	—	1	156	1	309	—	—
Non-residential	—	—	4	805	—	—	4	966
Construction and land	1	3,000	—	—	—	—	—	—
Junior liens	—	—	—	—	—	—	2	85
Commercial and industrial	—	—	—	—	—	—	—	—

Total	14	$6,151	22	$11,036	8	$2,909	16	$3,257

Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	At December 31,
	2020	2019
	(Dollars in thousands)
Non-accrual loans:
Residential one-to-four family	$11,813	$3,444
Multifamily	156	263
Non-residential	805	966
Construction and land	—	—
Junior liens	82	236
Commercial and industrial	—	—
Consumer and other	—	—

Total	12,856	4,909

Accruing loans past due 90 days or more:
Residential one-to-four family	—	—
Multifamily	—	—
Non-residential	—	—
Construction and land	—	—
Junior liens	—	—
Commercial and industrial	—	—
Consumer and other	—	—

Total	—	—

Total non-performing loans	12,856	4,909

Real estate owned	623	2,014

Other non-performing assets	—	—

Total non-performing assets	$13,479	$6,923

Troubled debt restructurings (accruing):
Residential one-to-four family	$2,413	$2,469
Multifamily	—	—
Non-residential	3,877	4,112
Construction and land	—	—
Junior liens	—	—
Commercial and industrial	—	—
Consumer and other	45	52

Total troubled debt restructurings (accruing)	$6,335	$6,633

Total troubled debt restructurings (accruing) and total non-performing assets	$19,814	$13,556
Total non-performing loans to total loans	1.00%	0.34%
Total non-performing loans to total assets	0.66%	0.26%
Total non-performing assets to total assets	0.69%	0.37%
Total non-performing assets and troubled debt restructurings (accruing) to total assets	1.02%	0.73%

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of our periodic reports with the FDIC and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

The following table sets forth our amounts of classified loans as of December 31, 2020 and 2019. Classified loans included $31.0 million and $5.5 million at December 31, 2020 and 2019, respectively.

	At December 31,
	2020	2019
	(In thousands)
Special mention	$16,802	$—
Substandard	14,213	5,538
Doubtful	—	—
Loss	—	—

Total	$31,015	$5,538

As of December 31, 2020, special mention loans included one non-residential real estate loan totaling $154,000 and three multi-family real estate loans totaling $16.6 million. At December 31, 2020, substandard loans represent 38 loans totaling $14.2 million.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb probable and incurred credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for loans that are individually classified as impaired are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Management’s periodic evaluation of the adequacy of the allowance is based on various factors, including historical loss experience, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of borrowers, results of internal loan reviews and other qualitative and quantitative factors which could affect potential credit losses.

In addition, the NJDOBI and the FDIC periodically review our allowance for loan losses and as a result of such reviews, they may require us to adjust our allowance for loan losses or recognize loan charge-offs.

The following table sets forth activity in our allowance for loan losses for the periods indicated.

	Year Ended December 31,
	2020	2019
	(Dollars in thousands)
Allowance for loan losses at beginning of period	$14,500	$13,225
Provision for loan losses	2,518	1,265
Charge-offs:
Residential one-to-four family	49	—
Multifamily	—	—
Non-residential	—	—
Construction and land	—	—
Junior liens	—	—
Commercial and industrial	—	—
Consumer and other	10	15

Total charge-offs	59	15

Recoveries:
Residential one-to-four family	—	—
Multifamily	—	25
Non-residential	—	—
Construction and land	—	—
Junior liens	—	—
Commercial and industrial	—	—
Consumer and other	—	—

Total recoveries	—	25

Net charge-offs (recoveries)	59	(10)

Allowance for loan losses at end of period	$16,959	$14,500

Allowance for loan losses to non-performing loans at end of period	131.92%	295.36%
Allowance for loan losses to total loans outstanding at end of period	1.34%	1.03%
Net charge-offs (recoveries) to average loans outstanding during period	—%	—%

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2020			2019
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)
Residential one-to-four family	$3,579	21.10%	47.82%	$3,166	23.77%	54.13%
Multifamily	5,460	32.20	33.42	4,256	29.35	32.44
Non-residential	3,244	19.13	10.02	2,548	17.57	8.97
Construction and land	3,655	21.55	2.63	3,028	20.88	2.43
Junior liens	916	5.40	1.86	1,002	6.91	2.02
Commercial and industrial	2	0.01	4.23	—	—	—
Consumer and other	48	0.28	0.01	56	0.39	0.01

Total	16,904	99.68	100.00	14,336	98.87	100.00
Unallocated	55	0.32	—	164	1.13	—

Total allowance for loan losses	$16,959	100%	100.00%	$14,500	100%	100.00%

Investment Activities

General. The goals of our investment policy are generally to provide earnings, provide liquidity, mitigate interest rate risk, ensure the safety of principal, manage tax liabilities and meet pledging requirements. Subject to loan demand and our interest rate risk analysis, we will increase the balance of our investment securities portfolio when we have excess liquidity.

Our investment policy was adopted and is reviewed annually by the board of directors. All investment decisions are made by senior management in accordance with board-approved policies. The Treasurer provides an investment schedule detailing the investment portfolio, which is reviewed at least monthly by the board of directors.

Our current investment policy permits, with certain limitations, investments in: U.S. Treasury securities; securities issued by the U.S. government and its agencies or government sponsored enterprises including mortgage-backed securities and collateralized mortgage obligations issued by Fannie Mae, Ginnie Mae and Freddie Mac; corporate and municipal bonds; certificates of deposit in other financial institutions; federal funds and money market funds.

At December 31, 2020, our investment portfolio consisted of debt securities issued by the United States Government, agencies of the United States Government or United States Government-sponsored enterprises, mortgage-backed securities issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, investments in federal funds and deposits in other insured institutions. As a member of Federal Home Loan Bank of New York, we are required to purchase stock in the Federal Home Loan Bank of New York, which stock is carried at cost and classified as restricted equity securities.

Portfolio Maturities and Yields. The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2020. Weighted average yields on tax-exempt securities are presented on a tax equivalent basis using a combined federal and state marginal tax rate of 22%. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Weighted average yield calculations on investment securities available for sale do not give effect to changes in fair value that are reflected as a component of equity.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)
Securities held-to-maturity:
Corporate bonds	$—	—%	$—	—%	$—	—%	$—	—%	$—	$—	—%
Collateralized loan obligation	—	—%	—	—%	—	—%	7,005	1.90%	7,005	6,978	1.90%

Total	$—	—%	$—	—%	$—	—%	$7,005	1.90%	$7,005	$6,978	1.90%

Sources of Funds

General. Deposits have traditionally been our primary source of funds for our lending and investment activities. We also use borrowings, primarily Federal Home Loan Bank of New York advances, to supplement cash flows, as needed. In addition, funds are derived from scheduled loan payments, investment maturities, loan sales, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and competition.

Deposit Accounts. The substantial majority of our deposits are from depositors who reside in our primary market area. We access deposit customers by offering a broad selection of deposit instruments for individuals and businesses.

Deposit account terms vary according to the minimum balance required, the time period that funds must remain on deposit, and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability, and customer preferences and concerns. We generally review our deposit pricing on a weekly basis and continually review our deposit mix. Our deposit pricing strategy has generally been to offer competitive rates, but generally not the highest rates offered in the market, and to periodically offer special rates to attract deposits of a specific type or with a specific term.

Also, when rates and terms are favorable, we may supplement customer deposits with brokered deposits. We had no brokered deposits as of December 31, 2020. Although we currently do not utilize brokered deposits, we do use a listing service to bid on listed deposits. We had $46.1 million and $15.4 million of such deposits at December 31, 2020 and 2019, respectively.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,
	2020		2019
	Amount	Amount	Amount	Percent
	(Dollars in thousands)
Interest bearing (NOW) demand accounts	$362,169	26.71%	$285,946	22.08%
Savings and money market accounts	276,584	20.39	221,377	17.09
Time deposits	717,431	52.90	787,725	60.83

Total	$1,356,184	100.00%	$1,295,048	100.00%

As of December 31, 2020, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $156.5 million. In addition, as of December 31, 2020, the portion of time deposits in excess of the FDIC insurance limit was $25.3 million. The following table sets forth the maturity of these time deposits as of December 31, 2020.

At December 31, 2020
(In thousands)
Maturity Period:
Three months or less	$8,728
Over three through six months	3,429
Over six through twelve months	11,608
Over twelve months	1,566

Total	$25,331

Our borrowings consist of advances from the Federal Home Loan Bank of New York. At December 31, 2020, we had the ability to borrow approximately $423.5 million under our credit facilities with the Federal Home Loan Bank of New York, of which $329.4 million was advanced. Borrowings from the Federal Home Loan Bank of New York are secured by our investment in the common stock of the Federal Home Loan Bank of New York and loans pledged at the Federal Home Loan Bank of New York.

Subsidiary Activities

Blue Foundry Bancorp has no subsidiaries. Following the completion of the conversion, Blue Foundry Bank will be the sole direct subsidiary of Blue Foundry Bancorp.

Blue Foundry Bank has six wholly owned subsidiaries. Rutherford Center Development Corp., a New Jersey corporation, Blue Foundry Service Corporation, a New Jersey corporation, and Blue Foundry, LLC, a New Jersey limited liability company. 116-120 Route 23 North, LLC, a New Jersey limited liability company, and TrackView LLC, a New Jersey limited liability company, were each formed to hold certain real estate owned but are currently inactive. Blue Foundry Investment Company, a New Jersey corporation, was formed to hold certain of our investment securities for tax purposes.

Employees and Human Capital Resources

At December 31, 2020, we employed 168 employees, nearly all of whom are full-time and of which approximately 65% are women. At December 31, 2019, we employed 179 employees. As a financial institution, approximately 66% of our employees are employed at our branch offices, and another 3% are employed at our customer care call center. The success of our business is highly dependent on our employees, who provide value to our customers and communities through their dedication to our mission, helping customers achieve financial security. Our workplace culture is grounded in a set of core values – a concern for others, trust, respect, hard work, and a dedication to our customers. We seek to hire well-qualified employees who are also a good fit for our value system. Our selection and promotion processes are without bias and include the active recruitment of minorities, women and veterans.

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Continual training and career development is advanced through regular performance discussions between employees and their managers, internally developed training programs, customized corporate training engagements and educational reimbursement programs. Reimbursement is available to employees enrolled in pre-approved degree or certification programs at accredited institutions that teach skills or knowledge relevant to our business, and for seminars, conferences, and other training events employees attend in connection with their job duties.

The safety, health and wellness of our employees is a top priority. The COVID-19 pandemic presented a unique challenge with regard to maintaining employee safety while continuing successful operations. Through teamwork and the adaptability of our management and staff, we were able to transition, over a short period of time, 80% of our employees to effectively working from remote locations and provide a safely-distanced working environment for employees performing customer-facing activities, at branches and operations centers. All employees are asked not to come to work when they experience signs or symptoms of a possible COVID-19 illness and have been provided additional paid time off to cover compensation during such absences. On an ongoing basis, we further promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, keeping the employee portion of health care premiums to a low amount and sponsoring various wellness programs, whereby employees are compensated for incorporating healthy habits into their daily routines.

Employee retention helps us operate efficiently and achieve one of our business objectives, which is being a low-cost provider. We believe our commitment to living out our core values, actively prioritizing concern for our employees’ well-being, supporting our employees’ career goals, offering competitive wages and providing valuable fringe benefits aids in retention of our top-performing employees. At December 31, 2020, 17% of our current staff had been with us for fifteen years or more.

Legal Proceedings

Periodically, we are involved in claims and lawsuits, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. At December 31, 2020, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Properties

The following table sets forth information regarding our offices.

Location	Year Opened	Owned/ Leased	Net Book Value at December 31, 2020	Lease Liability at December 31, 2020	Construction in Process (Not Reflected in Book Value) at December 31, 2020
			(In thousands)
Main Office:
19 Park Ave	1939	Leased	$606	$372	$—
Rutherford, New Jersey 07070
Administrative Headquarters
(upon relocation currently scheduled for spring 2021):
7 Sylvan Way	2021	Leased	—	19,654	3,503
Parsippany, New Jersey 07054

Location	Year Opened	Owned/ Leased	Net Book Value at December 31, 2020	Lease Liability at December 31, 2020	Construction in Process (Not Reflected in Book Value) at December 31, 2020
			(In thousands)
Full Service Branches:
280 Union Avenue	1939	Owned	$206	$—	$—
Rutherford, New Jersey 07070
Clifton Commons Shopping Center 102 Kingsland Road Clifton, New Jersey 07014	1999	Land Lease	428	686	74
753 Ridge Road Lyndhurst, New Jersey 07071	1939	Owned	688	—	118
222 Ridgewood Avenue Glen Ridge, New Jersey 07028	2012	Owned	2,368	—	13
250 W. Passaic Street Rochelle Park, New Jersey 07662	1939	Leased	20	255	—
217 Rock Road Glen Rock, New Jersey 07452	2002	Owned	1,429	—	779
55 North Broad Street Ridgewood, New Jersey 07450	1885	Leased	27	198	—
531 North Maple Avenue Ridgewood, New Jersey 07450	1996	Owned	901	—	—
60 Beaverbrook Road Lincoln Park, New Jersey 07035	1989	Leased	7	237	—
440 Hillsdale Avenue Hillsdale, New Jersey 07642	1939	Leased	70	254	—
Boulder Run Shopping Center 319 Franklin Avenue Wyckoff, New Jersey 07481	1985	Leased	207	940	—
448 Main Road Towaco, New Jersey 07082	2009	Owned	2,247	—	—
66 North Beverwyck Road Lake Hiawatha, New Jersey 07034	2007	Owned	1,017	—	—
209 Ridgedale Avenue Florham Park, New Jersey 07932	2008	Land Lease	1,508	1,507	12
4 East Ramapo Avenue Mahwah, New Jersey 07430	1939	Leased	224	229	—
453 Main Street Chatham, New Jersey 07928	2021	Leased	—	1,115	44
To-Be-Opened Branch:
123 Montgomery Street Jersey City, New Jersey 07302	2021	Leased	—	—	13

SUPERVISION AND REGULATION

General

As a New Jersey-chartered savings bank, Blue Foundry Bank is subject to comprehensive regulation by the NJDOBI, as its chartering authority and, as a federally insured nonmember institution, by the FDIC. Blue Foundry Bank is a member of the Federal Home Loan Bank of New York and its deposits are insured up to applicable limits by the FDIC. Blue Foundry Bank is required to file reports with, and is periodically examined by, the FDIC and the NJDOBI concerning its activities and financial condition and must obtain regulatory approvals before entering into certain transactions, including mergers with or acquisitions of other financial institutions. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding classifying assets and establishing an adequate allowance for loan losses for regulatory purposes.

Upon completion of the conversion, as a bank holding company, Blue Foundry Bancorp will be subject to examination and supervision by, and is required to file certain reports with, the Federal Reserve Board. Blue Foundry Bancorp will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Set forth below is a brief description of certain material regulatory requirements that are applicable to Blue Foundry Bank and Blue Foundry Bancorp. The description is not intended to be a complete list or description of such statutes and regulations and their effects on Blue Foundry Bank and Blue Foundry Bancorp.

New Jersey Banking Laws and Supervision

Activity Powers. Blue Foundry Bank derives its lending, investment and other activity powers primarily from the New Jersey Banking Act and its related regulations. Under these laws and regulations, savings banks, including Blue Foundry Bank, generally may invest in:

•	real estate mortgages;

•	consumer and commercial loans;

•	specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

•	certain types of corporate equity securities; and

•	certain other assets.

A savings bank may also make other investments pursuant to “leeway” authority that permits investments not otherwise permitted by the New Jersey Banking Act. Leeway investments must comply with a number of limitations on the individual and aggregate amounts of leeway investments. A savings bank may also exercise trust powers upon approval of the NJDOBI. New Jersey savings banks also may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the NJDOBI by regulation or by specific authorization is required. The exercise of these lending, investment and activity powers is limited by federal law and regulations. See “—Federal Bank Regulation—Activities and Investments” below. Certain corporate transactions by a savings bank, such as establishing branches and acquiring other banks, require the prior approval of the NJDOBI.

Loan-to-One-Borrower Limitations. With certain specified exceptions, a New Jersey-chartered savings bank may not make loans or extend credit to a single borrower or to entities related to the borrower in an aggregate amount that would exceed 15% of the bank’s capital funds. A savings bank may lend an additional 10% of the bank’s capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act. Blue Foundry Bank currently complies with applicable loan-to-one-borrower limitations.

Dividends. Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a savings bank may not pay a dividend unless the savings bank would have a surplus of not less than 50% of its capital stock after the payment of the dividend or, alternatively, the payment of the dividend would not reduce the surplus. Federal law may also limit the amount of dividends that may be paid by Blue Foundry Bank. See “—Federal Bank Regulation—Prompt Corrective Regulatory Action” below.

Minimum Capital Requirements. Regulations of the NJDOBI impose on New Jersey-chartered depository institutions, including Blue Foundry Bank, minimum capital requirements generally similar to those imposed by the FDIC on insured state banks. See “—Federal Bank Regulation—Capital Requirements.”

Examination and Enforcement. The NJDOBI may examine Blue Foundry Bank as it deems advisable. It typically examines Blue Foundry Bank at least every two years, typically alternating years with the FDIC such that Blue Foundry Bank is subject to regulatory examination every year. Regulated institutions are assessed for expenses incurred by the NJDOBI.

The NJDOBI has authority to enforce applicable law and prevent practices that may cause harm to an institution, including the issuance of cease and desist orders and civil money penalties and removal of directors, officers and employees. The NJDOBI also has authority to appoint a conservator or receiver for a savings bank under certain circumstances such as insolvency or unsafe or unsound condition to transact business.

Federal Bank Regulation

Supervision and Enforcement Authority. Blue Foundry Bank is subject to extensive regulation, examination and supervision by the FDIC as its primary federal prudential regulator and the insurer of its deposits. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the FDIC extensive discretion in connection with its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for loan losses for regulatory purposes.

Blue Foundry Bank must file reports with the FDIC concerning its activities and financial condition. It must also obtain prior FDIC approval before entering into certain corporate transactions such as establishing new branches and mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the FDIC to evaluate Blue Foundry Bank’s safety and soundness and compliance with various regulatory requirements.

The FDIC maintains substantial enforcement authority over regulated institutions. That includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The FDIC may also appoint itself as conservator or receiver for an insured bank under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) the existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.

Capital Requirements. Under FDIC regulations, Blue Foundry Bank must meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets, and a Tier 1 capital to average total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively, and a Tier 1 leverage ratio of at least 4% of average total assets. Common equity Tier 1 capital is generally defined as common shareholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income (“AOCI”), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have

AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Blue Foundry Bank exercised the opt-out election regarding the treatment of AOCI. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if an institution does not hold a “capital conservation buffer” of 2.5%, effectively resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%.

Federal legislation enacted in 2018 required the federal banking agencies, including the FDIC, to adopt a rule implementing a simplified “community bank leverage” ratio alternative. The community bank leverage ratio option was effective January 1, 2020 and is available to institutions with assets of less than $10 billion that meet other specified criteria. The community bank leverage is the ratio of a bank’s tangible Tier 1 equity capital to average total consolidated assets and was established by the regulators at 9%. Recent federal legislation required that the community bank leverage ratio be temporarily lowered to 8%. The federal banking agencies issued a rule implementing the lower ratio, effective April 23, 2020. The rule also established a two-quarter grace period for a qualifying institution whose leverage ratio falls below the 8% requirement so long as the bank maintains a leverage ratio of 7% or greater. Another rule was issued to transition to the 9% community bank leverage ratio by increasing the ratio to 8.5% for calendar year 2021 and 9% thereafter. A qualifying community bank that exercises the election and has capital equal to or exceeding the applicable percentage is considered complaint with all applicable regulatory capital requirements. Qualifying institutions may elect to utilize the community bank leverage ratio in lieu of the generally applicable risk-based capital requirements.

A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. The regulations provide an institution that ceases to meet any qualifying criteria with a two-quarter grace period to either again comply with the community bank leverage ratio requirements or comply with the general capital regulations, including the risk-based capital requirements. To date, Blue Foundry Bank has not opted into the community bank leverage ratio framework.

The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution’s capital level is, or is likely to become, inadequate in light of the particular circumstances.

At December 31, 2020, Blue Foundry Bank exceeded each of its capital requirements.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Activities and Investments. Federal law provides that a state-chartered bank insured by the FDIC generally may not engage as a principal in any activity not permissible for a national bank to conduct or make any equity investment of a type or in an amount not authorized for national banks, notwithstanding state law, subject to certain exceptions. For example, state-chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Market and to invest in shares of investment companies registered under the Investment Company Act of 1940. The maximum permissible investment is 100% of Tier 1 Capital, as specified by the FDIC’s regulations, or the maximum amount permitted by New Jersey law, whichever is less. Such grandfathered authority terminates upon a change in the institution’s charter or a change in control.

In addition, the FDIC is authorized to permit a state-chartered bank or savings bank to engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined that the activities or investments involved do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted procedures for institutions seeking approval to engage in such activities or investments. In addition, a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Banking and Branching. Federal law permits well capitalized and well managed bank holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, banks may establish de novo branches on an interstate basis at any location where a bank chartered under the laws of the branch location host state may establish a branch.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is considered “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets equal to or less than 2.0%. At December 31, 2020, Blue Foundry Bank was classified as a “well capitalized” institution.

At each successive lower capital category, an insured depository institution is subject to additional operating restrictions, including limits on growth and a prohibition on the payment of dividends and other capital distributions. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency. An undercapitalized bank’s compliance with a capital restoration plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of possible additional restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, reduce total assets, cease receipt of deposits from correspondent banks, dismiss directors or officers, or limit interest rates paid on deposits, compensation of executive officers or capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it is determined to be critically undercapitalized.

A bank that is classified as well-capitalized, adequately capitalized or undercapitalized may be treated as though it were in the next lower capital category if the FDIC, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

As noted above, federal legislation required the implementation of a “community bank leverage ratio” alternative for banks with less than $10.0 billion in assets. The FDIC’s final rule provides that a qualifying institution that opts into that framework is considered well-capitalized with a community bank leverage ratio of 9% or greater or between 8% and 9% in limited circumstances. Those thresholds have been temporarily lowered to 8% or greater, or between 7% and 8% under certain circumstances, by federal legislation. See “—Capital Requirements” above.

Transaction with Affiliates and Regulation W of the Federal Reserve Regulations/Loans to Insiders. Transactions between banks and their affiliates are governed by federal law. Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board’s Regulation W prohibit a bank and its subsidiaries from engaging in a “covered transaction” with an affiliate if the aggregate amount of covered transactions outstanding with that affiliate, including the proposed transaction, would exceed an amount equal to 10.0% of the bank’s capital stock and surplus. The aggregate amount of covered transactions outstanding with all affiliates is limited to 20.0% of the bank’s capital stock and surplus. Section 23B applies to “covered transactions,” as well as to certain other transactions, and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as prevailing market terms for transaction with or involving a non-affiliate. The term “covered transaction” includes making loans to, purchasing assets from, and issuing guarantees to an affiliate, and other similar transactions. Section 23B transactions also include the bank’s providing services and selling assets to an affiliate. In addition, loans or other extensions of credit by a bank to an affiliate are required to be collateralized according to the requirements set forth in Section 23A of the Federal Reserve Act.

A bank’s loans to its executive officers, directors, any owner of 10% or more of its stock (each, an insider) and any of certain entities affiliated with any such person (an insider’s related interest) as well as loans to insiders of affiliates and such insiders’ related interests are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and its implementing regulations. Under these restrictions, the aggregate amount of the loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to Blue Foundry Bank’s loans. See “—New Jersey Banking Laws and Supervision—Loan-to-One Borrower Limitations.” All loans by a bank to all insiders and insiders’ related interests in the aggregate may not exceed the bank’s unimpaired capital and unimpaired surplus. Loans to an executive officer, other than loans for the education of the officer’s children and certain loans secured by the officer’s residence, may not exceed the lesser of (1) $100,000 or (2) the greater of $25,000 or 2.5% of the bank’s unimpaired capital and surplus. The regulations require that any proposed loan to an insider, or a related interest of that insider, be approved in advance by a majority of the Board of Directors of the bank, with any interested directors not participating in the voting, if that loan, combined with previous loans by the bank to the insider and his or her related interests, exceeds specified amounts. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with other persons.

The regulations contain a general exception for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees.

In addition, federal law prohibits extensions of credit to a bank’s insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

The New Jersey Banking Act imposes conditions and limitations on the liabilities to a savings bank of its directors and executive officers and of corporations and partnerships controlled by such persons, that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under federal law, as discussed above. The New Jersey Banking Act also provides that a savings bank that is in compliance with federal law is deemed to be in compliance with such provisions of the New Jersey Banking Act.

Federal Insurance of Deposit Accounts. Blue Foundry Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts in Blue Foundry Bank are insured up to a maximum of $250,000 for each separately insured depositor.

The Federal Deposit Insurance Corporation assesses all insured depository institutions. An institution’s assessment rate depends upon the perceived risk to the Deposit Insurance Fund of that institution, with less risky institutions paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) currently range from 1.5 to 30 basis points of each institution’s total assets less tangible capital. The existing system represents a change, required by the Dodd-Frank Act, from the Federal Deposit Insurance Corporation’s prior practice of basing the assessment on an institution’s aggregate deposits.

The Federal Deposit Insurance Corporation may increase or decrease the range of assessments uniformly, except that no adjustment in the risk-based assessment system may be made without notice and comment rulemaking.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing. We do not know of any practice, condition or violation that might lead to termination of Blue Foundry Bank’s deposit insurance.

Privacy Regulations. Federal law generally requires that Blue Foundry Bank disclose its privacy policy, including identifying with whom it shares a customer’s “non-public personal information,” to customers at the time of establishing the customer relationship. In addition, financial institutions are generally required to furnish their customers a privacy notice annually. However, a provision of the Fixing America’s Surface Transportation Act enacted in 2015 provides an exception from the annual notice requirement if a financial institution does not share non-public personal information with non-affiliated third parties (other than as permitted under certain exceptions) and its policies and practices regarding disclosure of non-public personal information have not changed since the last distribution of its policies and practices to its customers. In addition, Blue Foundry Bank is required to provide its customers with the ability to “opt-out” of having their personal information shared with unaffiliated third parties and to not disclose account numbers or access codes to non-affiliated third parties for marketing purposes.

Community Reinvestment Act. Under the Community Reinvestment Act, or “CRA,” as implemented by FDIC, a state nonmember bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of each state non-member bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish branches and acquire other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. Blue Foundry Bank’s most recent FDIC CRA rating in October 2018 was “Satisfactory.”

Consumer Protection and Fair Lending Regulations. Blue Foundry Bank is subject to a variety of federal and New Jersey statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes, including Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts and practices against consumers, authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations. Federal laws also prohibit unfair, deceptive or abusive acts or practices against consumers, which can be enforced by the Consumer Financial Protection Bureau, the FDIC and state attorneys general.

Federal Reserve System

Federal Reserve Board regulations generally required depository institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). For 2020, the regulations required that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $127.5 million or less the reserve requirement was 3.0%; amounts greater than $127.5 million required a 10.0% reserve. The first $16.9 million of otherwise reservable balances were exempted from the reserve requirements. Blue Foundry Bank was in compliance with these requirements. However, effective March 26, 2020, the Federal Reserve Board reduced the reserve requirement to 0%, thereby effectively eliminating the reserve requirement. The Federal Reserve Board did so due to a revision of its approach to monetary policy. The Federal Reserve Board has stated it has no plans to re-impose reserve requirements, but could do so if it determined conditions warranted it.

Federal Home Loan Bank System

Blue Foundry Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Banks provide a central credit facility primarily for member institutions. Blue Foundry Bank, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of New York. Blue Foundry Bank was in compliance with this requirement at December 31, 2020.

Holding Company Regulation

Federal Holding Company Regulation. Upon completion of the conversion, Blue Foundry Bancorp will be a bank holding company registered with the Federal Reserve Board and will be subject to regulations, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board will have enforcement authority over Blue Foundry Bancorp and its non-savings bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities the Federal Reserve Board had determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including that its depository institution subsidiaries are “well capitalized” and “well managed,” to opt to become a “financial holding company.” A “financial holding company” may engage in a broader range of financial activities than a bank holding company. Such activities may include insurance underwriting and investment banking. Blue Foundry Bancorp has no plans to elect “financial holding company” status at this time.

Capital. Federal legislation required the Federal Reserve Board to establish minimum consolidated capital requirements for bank and savings and loan holding companies that are as stringent as those applicable to their insured depository subsidiaries. However, subsequent federal legislation exempted from the applicability of the consolidated capital requirements holding companies with less than $3.0 billion in consolidated assets, unless otherwise advised by the Federal Reserve Board.

Source of Strength. Federal law provides that bank and savings and loan holding companies must act as a source of strength to their subsidiary depository institution. The expectation is that the holding company will provide capital, liquidity and other support for the institution in times of financial stress.

Stock Repurchases and Dividends. A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

Additionally, under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

Notwithstanding the above, the Federal Reserve Board has issued a supervisory bulletin regarding the payment of dividends and repurchase or redemption of outstanding shares of stock by bank and holding companies. In general, the

Federal Reserve Board’s policy is that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The supervisory bulletin provides for prior consultation with and review of proposed dividends by the Federal Reserve Board in certain cases, such as where a proposed dividend exceeds earnings for the period for which the dividend would be paid (e.g., calendar quarter) or where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund a proposed dividend.

The supervisory bulletin also indicates that a holding company should notify the Federal Reserve Board, under certain circumstances, prior to redeeming or repurchasing common stock or perpetual preferred stock. The specified circumstances include where a holding company is experiencing financial weaknesses or where the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. Even outside of these circumstances, the Federal Reserve Board expects as a matter of practice to have notice and opportunity for non-objection before such an action is taken. The supervisory bulletin indicates that such notification is for purposes of allowing Federal Reserve Board supervisory review of, and possible objection to, the proposed repurchases or redemption. These regulatory policies could affect the ability of Blue Foundry Bancorp to pay dividends, engage in stock repurchases or otherwise engage in capital distributions.

Acquisition. Federal laws and regulations provide that no person may acquire control of a bank holding company, such as Blue Foundry Bancorp, without the prior non-objection or approval of the Federal Reserve Board. Control, as defined under the applicable federal regulations, includes the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of 10% or more of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with Blue Foundry Bancorp, the issuer has registered securities under Section 12 of the Exchange Act. In addition, the Bank Holding Company Act provides that no company may acquire control of a bank or bank holding company within the meaning of that Act without having first obtained the approval of the Federal Reserve Board. A company that acquires control of a bank or bank holding company for purposes of the Bank Holding Company Act becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.

New Jersey law establishes similar filing and prior approval requirements as to the NJDOBI for direct or indirect acquisitions of New Jersey chartered institutions.

Federal Securities Laws

Blue Foundry Bancorp’s common stock will be registered with the Securities and Exchange Commission after the stock offering. Blue Foundry Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

The registration under the Securities Act of shares of common stock issued in the stock offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Blue Foundry Bancorp may be resold without registration. Shares purchased by an affiliate of Blue Foundry Bancorp will be subject to the resale restrictions of Rule 144 under the Securities Act. If Blue Foundry Bancorp meets the current public information requirements of Rule 144, each affiliate that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Blue Foundry Bancorp, or the average weekly volume of trading in the shares during the preceding four calendar weeks.

Emerging Growth Company Status. We are an emerging growth company. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

A company loses emerging growth company status on the earlier of: (1) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (2) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act; (3) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (4) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, a “large accelerated filer” is defined as a corporation with at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. Upon completion of the conversion, Blue Foundry Bancorp will have in place policies, procedures and systems designed to comply with these regulations, and Blue Foundry Bancorp will review and document such policies, procedures and systems to ensure continued compliance with these regulations.

The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”)

The CARES Act, which became law on March 27, 2020, provided over $2 trillion to combat the coronavirus (COVID-19) and stimulate the economy. The law had several provisions relevant to depository institutions, including:

•

Allowing institutions not to characterize loan modifications relating to the COVID-19 pandemic as a troubled debt restructuring and also allowing them to suspend the corresponding impairment determination for accounting purposes.

•	As previously noted, temporarily reducing the community bank leverage ratio alternative available to institutions of less than $10 billion of assets to 8%.

•

The ability of a borrower of a federally-backed mortgage loan experiencing financial hardship due to the COVID-19 pandemic, to request forbearance from paying their mortgage. Such a forbearance could be granted for up to 180 days, subject to extension for an additional 180-day period upon the request of the borrower. During that time, no fees, penalties or interest beyond the amounts scheduled or calculated as if the borrower made all contractual payments on time and in full under the mortgage contract could accrue on the borrower’s account. Except for vacant or abandoned property, the servicer of a federally-backed mortgage was prohibited from taking any foreclosure action, including any eviction or sale action, for not less than the 60-day period beginning March 18, 2020, extended by federal mortgage-backing agencies to at least December 31, 2020.

•

The ability of a borrower of a multi-family federally backed mortgage loan that was current as of February 1, 2020 to submit a request for forbearance because of financial hardship during the COVID-19 emergency. A forbearance would be granted for up to 30 days, which could be extended for up to two additional 30-day periods upon the request of the borrower. Later extensions were made available, for a total of six months, for certain federally backed multi-family mortgage loans. During the time of the forbearance, the multi-family borrower could not evict or initiate the eviction of a tenant or charge any late fees, penalties or other charges to a tenant for late payment of rent. Additionally, a multi-family borrower that received a forbearance could not require a tenant to vacate a dwelling unit before a date that is 30 days after the date on which the borrower provided the tenant notice to vacate and could not issue a notice to vacate until after the expiration of the forbearance.

The Paycheck Protection Program

The CARES Act and the Paycheck Protection Program and Health Care Enhancement Act provided $659 billion to fund loans by depository institutions to eligible small businesses through the SBA’s 7(a) loan guaranty program. These loans are 100% federally guaranteed (principal and interest). An eligible business could apply under the PPP during the applicable covered period and receive a loan up to 2.5 times its average monthly “payroll costs” up to $10.0 million. The proceeds of the loan could be used for payroll (excluding individual employee compensation over $100,000 per year), mortgage, interest, rent, insurance, utilities and other qualifying expenses. PPP loans have: (a) an interest rate of 1.0%; (b) a two-year loan term (or five-year loan term for loans made after June 5, 2020) to maturity; and (c) principal and interest payments deferred until the date on which the SBA remits the loan forgiveness amount to the lender or, alternatively, notifies the lender no loan forgiveness is allowed. The SBA guarantees 100% of the PPP loans made to eligible borrowers. The entire principal amount of the borrower’s PPP loan, including any accrued interest, is eligible to be fully reduced by the loan forgiveness amount under the PPP so long as, during the applicable loan forgiveness covered period, employee and compensation levels of the business are maintained and 60% of the loan proceeds are used for payroll expenses, with the remaining 40% of the loan proceeds used for other qualifying expenses. As of December 31, 2020, the Company had 547 PPP loans totaling $53.9 million.

On December 27, 2020, the Consolidated Appropriations Act, 2021 (the “Relief Act”) became law and provides an additional $284 billion for the PPP, and extends the PPP through March 31, 2021. PPP changes as a result of the Relief Act include: (1) an opportunity for a second PPP forgivable loan for small businesses and nonprofits with 300 or fewer employees that can demonstrate a loss of 25 percent of gross receipts in any quarter during 2020 compared to the same quarter in 2019; (2) allowing qualified borrowers to apply for a PPP loan up to 2.5 times (or 3.5 times for small businesses in the restaurant and hospitality industries) the borrower’s average monthly payroll costs in the one-year period prior to the date on which the loan is made or calendar year 2019, limited to a loan amount of $2.0 million; (3) the addition of personal protective equipment expenses, costs associated with outdoor dining, uninsured costs related to property damaged by vandalism or looting due to 2020 public disturbances, and supplier costs as eligible and forgivable expenses; (4) simplifying the loan forgiveness process for loans of $150,000 or less; and (5) eliminating the requirement that Economic Injury Disaster Loan (EIDL) Advances will reduce the borrower’s PPP loan forgiveness amount. Additionally, expenses paid with the proceeds of PPP loans that are forgiven are now tax-deductible, reversing previous guidance from the U.S. Department of the Treasury and the Internal Revenue Service, which did not allow deductions on expenses paid for with PPP loan proceeds.

TAXATION

Federal Taxation

General. Blue Foundry Bancorp and Blue Foundry Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to Blue Foundry Bancorp and Blue Foundry Bank.

Method of Accounting. For federal income tax purposes, Blue Foundry Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

Net Operating Loss Carryovers. Effective with the passage of the Tax Cuts and Jobs Act, net operating loss carrybacks are no longer permitted, and net operating losses are allowed to be carried forward indefinitely. Net operating loss carryforwards arising from tax years beginning after January 1, 2018 are limited to offset a maximum of 80% of a future year’s taxable income. At December 31, 2020, Blue Foundry Bank had $10.0 million in net operating loss carryovers.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period that has not been deducted is no longer deductible. At December 31, 2020, Blue Foundry Bank had no capital loss carryovers.

Corporate Dividends. We may generally exclude from our income 100% of dividends received from Blue Foundry Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. Blue Foundry Bank’s federal income tax returns and New Jersey State income tax returns have not been audited in the last three years.

State Taxation

New Jersey State Taxation. In 2014, tax legislation was enacted that changed the manner in which financial institutions and their affiliates are taxed in New Jersey. Taxable income is apportioned to New Jersey based on the location of the taxpayer’s customers, with special rules for income from certain financial transactions. The location of the taxpayer’s offices and branches are not relevant to the determination of income apportioned to New Jersey. The statutory tax rate is currently 6.5%. An alternative tax on apportioned capital, capped at $5.0 million for a tax year, is imposed to the extent that it exceeds the tax on apportioned income. The New Jersey alternative tax rate is 0.05% for 2019, 0.025% for 2020 and was completely phased out as of January 1, 2021. Qualified community banks and thrift institutions that maintain a qualified loan portfolio are entitled to a specially computed modification that reduces the income taxable to New Jersey.

Delaware State Taxation. As a Delaware business corporation, Blue Foundry Bancorp is required to file an annual report with and pay franchise taxes to the state of Delaware.

MANAGEMENT

Our Directors and Executive Officers

Directors of Blue Foundry Bancorp serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. The following table states our directors’ names, their ages as of December 31, 2020, the years when they began serving as directors of Blue Foundry Bank and the years when their current terms expire.

Name(1)	Position(s) Held With Blue Foundry Bancorp and Blue Foundry Bank	Age	Director Since	Current Term Expires
James D. Nesci	President, Chief Executive Officer and Director	48	2019	2022
Patrick H. Kinzler	Director	62	2012	2022
Mirella Lang	Director	42	2020	2022
J. Christopher Ely	Vice Chairman	64	2005	2023
Robert T. Goldstein	Director	58	2015	2023
Kenneth Grimbilas	Chairman of the Board	67	2011	2024
Jonathan M. Shaw	Director	55	2010	2024
Margaret Letsche	Director	68	2015	2024

(1)	The mailing address for each person listed is 19 Park Avenue, Rutherford, New Jersey 07070.

The business experience for the past five years of each of our directors is set forth below. The biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the board of directors to determine that the person should serve as a director. Each director is also a director of Blue Foundry Bank. Unless otherwise indicated, each individual has held his or her position for the past five years.

Directors

James D. Nesci serves as President and Chief Executive Officer of Blue Foundry Bank, a position he has held since 2018. In addition, he is a board member of the New Jersey Bankers Association. Mr. Nesci has been instrumental in developing the Blue Foundry Bank brand. Prior to his role at Blue Foundry Bank, he served as Head of National Sales for TD Bank’s $20 billion U.S. wealth management business. Before joining TD Bank, Mr. Nesci served as Executive Vice President and Chief Wealth Management Officer of Provident Bank and was President of Beacon Trust, a wholly owned subsidiary of Provident Bank. Prior to this, Mr. Nesci was Chief Operating Officer with Wilmington Trust Company, National Wealth Management. Mr. Nesci earned two separate MBAs from Columbia Business School and the London Business School, respectively, as well as a BBA in Finance from Hofstra University in New York. He also has received his NACD Fellowship certificate. Mr. Nesci’s positions as President and Chief Executive Officer foster clear accountability, effective decision-making, a clear and direct channel of communication from senior management to the full Board of Directors, and alignment on corporate strategy.

Kenneth Grimbilas is the current Chairman of Blue Foundry Bank Board of Directors and has served as a Director for over 22 years. Mr. Grimbilas is the Chief Executive Officer of Tornqvist, Inc., a boutique fabrication and machine shop that has served many clients in the pharmaceuticals, government, transportation, aerospace, entertainment, and consumer goods industries. In addition, Mr. Grimbilas has been a member of the board of the Chilton Memorial Hospital Foundation, now Chilton Medical Center, part of Atlantic Health. Mr. Grimbilas’ experience provides the Board of Directors with extensive knowledge of business and operational matters and the Northeastern New Jersey market area.

J. Christopher Ely has been a Director of Blue Foundry Bank for over 22 years. Mr. Ely is President of One Madison Management Corp., a real estate management and consulting form that serves the needs of residential, commercial and industrial property owners in Northern new Jersey. He received a Bachelor of Science degree in Business Administration/ Accounting from Montclair State College, began his career with Price Waterhouse and Co. and earned a Certified Public Accounting Certification in 1981. He serves as an Assistant Treasurer for the Glen Ridge Congregational Church. Mr. Ely provides the Board of Directors with extensive knowledge of real estate and small business management experience.

Robert T. Goldstein is an Investment Advisory Representative at Astorino Financial Group, Inc. Previously, he was the President and Owner of R.J. Goldstein & Associates, Inc., an employee benefits consulting and brokerage firm, which he sold to World Insurance, LLC in 2018. Mr. Goldstein received his Bachelor of Science in Mathematics from Fairfield University. He also has received his NACD Fellowship certificate. He is a former Trustee and a Committee Member of the Glen Ridge Country Club and was previously a Board Member of Lacordaire Academy in Upper Montclair. Mr. Goldstein offers a valuable perspective and experience on employee benefits matters and with developing a successful business.

Patrick H. Kinzler is currently a Managing Principal at HLW International LLP and has previously held positions at PNC Bank, SmithKline Beecham, and KPMG Consulting. Mr. Kinzler received a Bachelor’s degree in Business Administration and Accounting from Shippensburg State University and an MBA in Finance from Temple University. Mr. Kinzler has significant banking and corporate treasury experience, which greatly assists the Board of Directors with its assessment of our risk management efforts and operational needs.

Mirella Lang is Managing Director of AQR’s Business Development team, collaborating with institutional investors throughout the United States. Prior to AQR, Ms. Lang was a Director in the Financial Institutions Group in the investment banking division at UBS, and earlier at Merrill Lynch & Co. She earned a Bachelor of Science in Accounting from Washington & Lee University and received an MBA from the University of California at Berkeley’s Haas School of Business. Ms. Lang serves on the Board of ASSIST, a non-profit organization focused on high school exchange education for exceptionally gifted international students. Ms. Lang’s experience with investment management, investment banking and the financial institutions industry brings valuable skills to our board.

Margaret Letsche is retired. Prior to her retirement, Ms. Letsche was the Executive Director of 55 Kip Center, a non-profit community center for older adults. Ms. Letsche earned an Associate Degree in Business Management from Morris County Community College and a Bachelor’s degree in Psychology from Felician College. She holds professional certifications from Rutgers in Continued Education and Professional Development and is certified by the American Institute of Fitness Educators and the American Senior Fitness Association. She also has received her NACD Fellowship certificate. Ms. Letsche is a current Board Member on the Rutherford Community Blood Bank and has previously served on the Borough of Rutherford Zoning Board and the Municipal Alliance Committee. She was a founding member of the Lindsey Meyer Pumpkin Run which held an annual 5k event raising money and awareness for Cystic Fibrosis and supporting local scholarships. Ms. Letsche’s experience in our community provides valuable insight into the economic and business needs of our community, as well as insight into where we can best serve our community in other ways, including charitable donations.

Jonathan M. Shaw is President and Owner of Salon Development Corp, a regional chain of hair salons founded in 1964, and President and Owner of Lemon Tree Development, the national franchisor of Lemon Tree Hair Salons. Mr. Shaw received a Bachelor of Science from Syracuse University. He also has received his NACD Fellowship certificate. As a business owner and entrepreneur, Mr. Shaw offers a valuable perspective on developing a successful business as well as the challenges and risks an organization may face as it grows its product offerings and markets into new areas.

Executive Officers Who are Not Directors

The following sets forth information regarding our executive officers who are not directors, including each executive officer’s business experience for the past five years. Age information is as of December 31, 2020. The executive officers of Blue Foundry Bancorp and Blue Foundry Bank are elected annually.

Daniel Chen, age 46, has been our Executive Vice President and Chief Financial Officer since May 2019. Prior to starting at Blue Foundry Bank, Mr. Chen acted as Treasurer at Cross River Bank from February 2017 to August 2018, Managing Director at MetLife Investments from May 2010 to November 2016, and Vice President at Morgan Stanley from April 2006 to April 2010. Mr. Chen received a Bachelor’s degree in Economics from the University of Pennsylvania, The Wharton School and a Master’s degree in Business Administration with a Concentration in Finance and Management from Columbia Business School. He is a Certified Public Accountant in New York State.

Elizabeth Miller, age 61, has been our Executive Vice President and Chief Retail Officer since October 2018. Prior to joining Blue Foundry Bank, Ms. Miller held positions at Affinity Federal Credit Union, the largest Credit Union in New Jersey, where she was the Senior Vice President of Member Experience and Service from October 2014 to October 2018 and led the multi-state branch network, the wealth and business development teams, the central operations group and the 65 person call center. Prior to that, Ms. Miller worked at Peapack Gladstone Bank from August 2011 to October 2014, where she was the Vice President of Retail Branch Sales and Operations. Ms. Miller has a Bachelor’s degree in Business and Marketing from Montclair State University.

Elyse D. Beidner, age 67, has been our Executive Vice President and Chief Legal Officer since 2004. Prior to joining Blue Foundry Bank, Ms. Beidner has gained more than 25 years of experience providing legal support for various financial institutions including JP Morgan Chase and Bank of America. She earned her Bachelor’s degree in French and Spanish from Goucher College, her Juris Doctor degree from Widener University School of Law, and her Masters in Corporate Law from New York University School of Law.

Brent Michael Ciurlino, age 62, has been our Executive Vice President and Chief Compliance Officer since May 2020. Previously, Mr. Ciurlino held the positions of Senior Vice President-Risk & Operations at Newtek Business Services Corp. from September 2018 to May 2020 and Chief Operating & Risk Officer at Freedom Mortgage Corp. from November 2016 to September 2018. Prior to that, Mr. Ciurlino held senior positions at the U.S. Small Business Administration, the Federal Deposit Insurance Corp., Resolution Trust Company and RSM McGladrey International. Mr. Ciurlino received his Bachelor of Science from the University of Maine and a Master of Science from Washington State University.

Michele Dowling Johnson, age 54, has been our Executive Vice President and Chief Marketing Officer since May 2020. Prior to joining Blue Foundry Bank, Ms. Johnson held senior marketing leadership positions at bluemercury as Senior Vice President, Marketing & Digital from 2018 to 2020 and Dean & DeLuca as Senior Vice President, Sales & Marketing from 2016 to 2018. Prior to that, Ms. Johnson held executive positions at Geneva Watch Group, NY&Company, Balducci’s & Kings Food Markets, L’Oreal USA and Revlon Consumer Products Corporation. Ms. Johnson received a Bachelor of Science degree in Business Management from Cornell University and an MBA from Fordham University in Marketing and International Business.

Thomas Packwood, age 55, has been our Senior Vice President and Chief Audit Executive since 2011. Prior to joining Blue Foundry Bank, Mr. Packwood held senior positions at Deloitte, U.S.B. Holding Co., USA Bank, and RSM US LLP. Mr. Packwood received a Bachelor’s degree in Accounting from Villanova University and is a Certified Public Accountant. Additionally, he invented and implemented a patented quarterly Risk Assessment and Management System. Mr. Packwood serves as a volunteer at the Rutherford Community Pantry.

Acela Roselle, age 60, has been our Executive Vice President and Human Resources Director since 1999. Prior to joining Blue Foundry Bank, Ms. Roselle acted as the Employment Manager at Meadowlands Hospital Medical Center. Ms. Roselle attended The Wood Business School in New York and obtained a SHRM PHR Certification through Fairleigh Dickinson University in 2000.

Mugur Tolea, age 53, has been our Executive Vice President, Chief Technology Officer since January 2021. Prior to joining Blue Foundry Bank, Mr. Tolea was the Vice President of Technology for Search and Discoverability at Walmart eCommerce from 2016 to 2021 and Jet.com from 2016 to 2021. Previously, his experience was built in leadership roles of Vice President of Engineering at Amazon from 2008 to 2013, Shutterstock from 2013 to 2015 and Audible from 2005 to 2008. Mr. Tolea holds a PhD Title “Magna Cum Laude,” in Neural Networks from the Polytechnical Institute of Grenoble, France.

Board Independence

The board of directors has determined that, except for Mr. Nesci, each member of the board of directors is an “independent director” as defined in the Nasdaq listing rules. Mr. Nesci is not considered independent because he is the President and Chief Executive Officer of Blue Foundry Bancorp and Blue Foundry Bank. In evaluating the independence of our independent directors, we found no transactions between us and our independent directors that are not required to be reported under “—Transactions with Certain Related Persons,” below, and that had an impact on our determination as to the independence of our directors.

Codes of Conduct

We have adopted a Code of Conduct that is applicable to our officers, directors and employees, including our chief executive officer, chief financial officer, or persons performing similar functions. The Code of Conduct is available on our website at www.bluefoundrybank.com. Amendments to and waivers from the Code of Conduct will also be disclosed on our website.

Transactions with Certain Related Persons

All transactions between Blue Foundry Bancorp–NJ and its executive officers, directors, holders of 10% or more of the shares of its common stock and affiliates thereof, are on terms no less favorable to Blue Foundry Bancorp–NJ than could have been obtained by it in arms-length negotiations with unaffiliated persons. Such transactions must be approved by a majority of the independent directors of Blue Foundry Bancorp–NJ not having any interest in the transaction. In the ordinary course of business, Blue Foundry Bank makes loans available to its directors, officers and employees. The aggregate amount of our outstanding loans to our officers and directors and their related entities was approximately $82,000 at December 31, 2020. These loans are made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to Blue Foundry Bank. These loans neither involve more than the normal risk of collectability nor present other unfavorable features.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to Blue Foundry Bancorp–NJ. The Sarbanes-Oxley Act does not apply to loans made by a depository institution that is insured by the FDIC and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to Blue Foundry Bank’s directors and officers are made in conformity with the Federal Reserve Act and applicable regulations.

In accordance with the listing standards of the Nasdaq Stock Market, any transactions that would be required to be reported under this section of this Prospectus must be reviewed by our audit committee or another independent body of the board of directors. In addition, any transaction with a director is reviewed by and subject to approval of the members of the board of directors who are not directly involved in the proposed transaction to confirm that the transaction is on terms that are no less favorable as those that would be available to us from an unrelated party through an arms-length transaction.

Committees of the Board of Directors

We conduct business through meetings of our board of directors and its committees. The board of directors of Blue Foundry Bancorp has established standing committees, including a Compensation Committee, an Audit Committee and a Nominating/Corporate Governance Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations. Blue Foundry also has standing committees of its board of directors.

The table below sets forth the directors of each of the listed standing committees. Each member of each committee meets the Nasdaq and the Securities and Exchange Commission independence requirements for such committee. The board of directors has determined that J. Christopher Ely will qualify as an “audit committee financial expert” as such term is defined by the rules and regulations of the Securities and Exchange Commission.

Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
J. Christopher Ely (Chair)	Robert T. Goldstein (Chair)	Jonathan M. Shaw (Chair)
Kenneth Grimbilas	J. Christopher Ely	Robert T. Goldstein
Patrick H. Kinzler	Kenneth Grimbilas	Kenneth Grimbilas
Mirella Lang	Margaret Letsche	Margaret Letsche
Jonathan M. Shaw

Summary Compensation Table. The table below summarizes the total compensation paid to or earned by our President and Chief Executive Officer, James D. Nesci, Daniel Chen, who serves as our Executive Vice President and Chief Financial Officer and Elizabeth Miller, who serves as our Executive Vice President, Chief Retail Officer, for the year ended December 31, 2020. Each of these individuals is referred to as a Named Executive Officer.

Summary Compensation Table
Name and principal position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)(1)	Total ($)
James D. Nesci President and Chief Executive Officer	2020	697,308	—	52,500	107,747	857,555
Daniel Chen Executive Vice President and Chief Financial Officer	2020	373,654	—	21,094	18,315	413,063
Elizabeth Miller Executive Vice President and Chief Retail Officer	2020	324,462	—	18,281	20,198	362,941

(1)	The compensation represented by the amounts for 2020 set forth in the “All Other Compensation” column for the Named Executive Officers is detailed in the following table:

	401(k) Plan Matching Contributions	Deferred Compensation Plan Contributions	Automobile Usage	Country Club Membership	Life Insurance Premiums	Total All Other Compensation
James D. Nesci	$19,500	$55,800	$12,600	$18,712	$1,135	$107,747
Daniel Chen	$17,747	$—	$—	$—	$568	$18,315
Elizabeth Miller	$18,051	$—	$—	$—	$2,147	$20,198

Employment Agreement. Blue Foundry Bank has entered into an employment agreement with Mr. Nesci. The employment agreement has an initial term of three years that ends on January 1, 2024. The initial term of the employment agreement will extend automatically for one additional year on each anniversary of the effective date of the agreement, so that the remaining term is again three years, unless either Blue Foundry Bank or Mr. Nesci give notice to the other party of non-renewal. Notwithstanding the foregoing, in the event Blue Foundry Bancorp or Blue Foundry Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement will automatically extend so that it would expire no less than three years following the effective date of the change in control.

The employment agreement specifies Mr. Nesci’s base salary, which initially will be $700,000. The Board of Directors or the Compensation Committee of Blue Foundry Bank will review Mr. Nesci’s salary no less than annually and may increase, but not decrease, Mr. Nesci’s base salary. In addition to the base salary, the agreement provides that Mr. Nesci will participate in an annual bonus plan with a target amount determined annually that is not less than 20% of his base salary. Mr. Nesci is also eligible to participate in any long-term incentive plan adopted by Blue Foundry. Mr. Nesci is also entitled to participate in all employee benefit plans arrangements and perquisites offered to employees and officers of Blue Foundry Bank and the reimbursement of reasonable business expenses incurred in the performance of his duties with Blue Foundry Bank. Blue Foundry Bank will also provide Mr. Nesci with an annual automobile allowance of $1,100 per month and an annual country club membership allowance of $22,050. Both the automobile and country club membership allowances will increase by 5% each year.

Blue Foundry Bank may terminate Mr. Nesci’s employment, or Mr. Nesci may resign from his employment, at any time with or without good reason. In the event Blue Foundry Bank terminates Mr. Nesci’s employment without cause or Mr. Nesci voluntary resigns for “good reason” (i.e., a “qualifying termination event”), Blue Foundry Bank will pay Mr. Nesci a severance payment equal to the greater of (i) the sum of one times Mr. Nesci’s base salary plus the target amount of the annual incentive bonus (as set by the Board of Directors or the Compensation Committee for the calendar year in which Mr. Nesci’s termination occurs) or (ii) the sum of Mr. Nesci’s base salary that would have been paid during the remaining term of the employment agreement, plus the target amount of the annual incentive bonus that would have been paid during the remaining term of the employment agreement. The severance payment will be paid as salary continuation in substantially equal installments over the twelve-month period following the date of Mr. Nesci’s termination of employment. In addition, if Mr. Nesci elects continued bank-provided group health plan coverage pursuant to the Consolidated Omnibus

Reconciliation Act of 1985, as amended (“COBRA”), Blue Foundry Bank will reimburse him for the monthly COBRA premium less the active employee premium for the coverage. Mr. Nesci must sign a general release of claims to receive the severance payment. A “good reason” condition for purposes of the employment agreement includes a material reduction in base salary or target bonus opportunity, a material reduction in authority, duties or responsibilities associated with the executive’s position with Blue Foundry Bank, a relocation of the executive’s principal place of employment resulting in the executive performing his services outside of certain counties listed in the employment agreement.

If a qualifying termination event occurs following a change in control of Blue Foundry Bancorp or Blue Foundry Bank, Mr. Nesci would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) Mr. Nesci’s base salary, plus (ii) the greater of Mr. Nesci’s highest actual annual incentive bonus for the three calendar years immediately preceding his termination of employment or the target amount of the annual incentive bonus set by the Board of Directors or the Compensation Committee for the calendar year in which his termination occurs. If Mr. Nesci’s termination of employment occurs within two years after the change in control, the severance will be paid in one lump-sum payment on the next pay date that is at least seven days following his termination. In addition, if Mr. Nesci elects continued bank-provided group health plan coverage pursuant to COBRA, Blue Foundry Bank will reimburse him for the monthly COBRA premium less the active employee premium for the coverage. The conversion of Blue Foundry, MHC from the mutual to stock form and contemporaneous stock offering of Blue Foundry Bancorp are not considered a change in control for purposes of the employment agreement.

The employment agreement terminates upon Mr. Nesci’s death. Also, upon termination of employment (other than a termination in connection with a change in control), Mr. Nesci will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his employment agreement.

Change in Control Agreements. Blue Foundry Bank has entered into a Change in Control Agreement with Daniel Chen and Elizabeth Miller. The change in control agreements have a term of one year that extends each day by one day until either party gives the other notice of non-renewal. Notwithstanding the foregoing, in the event Blue Foundry Bancorp or Blue Foundry Bank enters into a transaction that would constitute a change in control, as defined under the change in control agreements, the term of the agreements will automatically extend so that they would expire no sooner than one year following the effective date of the change in control.

Upon termination of the executive’s employment by Blue Foundry Bank without “cause” or by the executive with “good reason” on or after the effective date of a change in control of Blue Foundry Bank or Blue Foundry Bancorp, the executive would be entitled to a severance payment equal to one time the sum of the executive’s: (i) base salary in effect as of the date of his termination or immediately prior to the change in control, whichever is higher; and (ii) the highest annual cash bonus earned for the three most recently completed performance periods prior to the change in control. The severance will be paid in a lump sum within 30 days following the executive’s date of termination. In addition, the executive would receive twelve consecutive monthly cash payments equal to the executive’s monthly COBRA premium.

A “good reason” condition for purposes of the change in control agreements includes a material reduction in base salary, a material reduction in authority, duties or responsibilities associated with the executive’s position with Blue Foundry Bank, a relocation of the executive’s principal place of employment resulting in an increase in the executive’s commute by 30 miles or more.

Annual Incentive Plan. Blue Foundry Bank has instituted an Annual Incentive Plan as a short-term incentive plan for our executive officers to incentivize personal performance in conjunction with Blue Foundry Bank’s overall performance. Payments under the Annual Incentive Plan are based on both Blue Foundry Bank’s overall performance and the executive’s personal performance. For 2020, the performance award opportunities ranged from 0% to 150% of target based on performance. The target goal for Mr. Nesci was 20% of base salary and the target goals for Mr. Chen and Ms. Miller were 15% of base salary. Performance measures included Return on Assets, Net Income, Efficiency and Total Deposit Growth, each weighted at 25%. Payments under the Annual Incentive Plan were 100% vested. For the year ended December 31, 2020, Messrs. Nesci and Chen received an Annual Incentive Plan payment of $52,500 and $21,094, respectively, and Ms. Miller received an Annual Incentive Plan payment of $18,281, representing 7.5%, 5.6% and 5.6% of their 2020 base salaries, respectively.

Blue Foundry Bank adopted a new Annual Incentive Plan for 2021, which is also designed to reward employees for the achievement of corporate financial goals and demonstrated successful individual performance. The Compensation

Committee has set incentive opportunities for each of the Named Executive Officers based on a percentage of base salary. Threshold level performance will result in a payout of 50% of the targeted incentive opportunity and superior level performance will result in a payout of 150% of the targeted incentive opportunity. The actual amount of an award will be based on the level of business results (based on Net Loan Growth weighted at 30%, Targeted Deposit Growth weighted at 25% and Net Interest Margin weighted at 25%) and individual performance weighted at 20%. Under the 2021 Annual Incentive Plan, Mr. Nesci’s award opportunity is 90% of base salary and the award opportunities for Mr. Chen and Ms. Miller are 35% of base salary. The higher targeted opportunities under the Annual Incentive Plan reflect the fact that Blue Foundry Bank has not previously made awards to the Named Executive Officers under a long-term incentive plan and has not adopted a long-term incentive plan for 2021. Blue Foundry Bank expects to implement a long-term incentive plan in the future and will consider the opportunities under that plan in setting future award opportunities under the Annual Incentive Plan.

Deferred Compensation Plan. Blue Foundry Bank has entered into an Executive Deferred Compensation Agreement with Mr. Nesci (the “Deferred Compensation Agreement”). Under the Deferred Compensation Agreement, each year Blue Foundry Bank will credit a contribution of at least $50,000 to an account for the benefit of Mr. Nesci. The amounts credited to the account will earn an annual rate interest equal to the Prime Rate (as reported in the Wall Street Journal on the first business day of the year) plus two percent (2%), compounded monthly. The Board of Directors may, in its discretion, change the rate used to credit interest on the account from time to time. Mr. Nesci is always 100% vested in his account under the Deferred Compensation Agreement. Mr. Nesci generally will become entitled to a lump sum distribution of his account under the plan within 30 days following a separation from service. If Mr. Nesci dies prior to receiving a distribution from the plan, his beneficiary will be entitled to receive the account balance in a single lump sum payment. In certain situations that would constitute an unforeseeable emergency, Mr. Nesci may be entitled to receive an in-service distribution of a portion of his account under the Deferred Compensation Agreement.

401(k) Plan. Blue Foundry Bank maintains the Blue Foundry Bank 401(k) Plan, a tax-qualified defined contribution plan for eligible employees (the “401(k) Plan”). The named executive officers are eligible to participate in the 401(k) Plan on the same terms as other eligible employees of Blue Foundry Bank. Eligible employees who are at least 18 years of age will become participants for purposes of making elective deferrals and receiving safe-harbor matching contributions as of the first day of the first month following the date they begin employment with Blue Foundry Bank.

Under the 401(k) Plan, a participant may elect to defer, on a pre-tax basis, the maximum amount of compensation permitted by the Internal Revenue Code. For 2021, the salary deferral contribution limit is $19,500, provided, however, that a participant over age 50 may contribute an additional $6,500 to the 401(k) Plan for a total of $26,000. In addition to salary deferral contributions, Blue Foundry Bank makes safe harbor matching contributions equal to 100% of a participant’s salary deferrals, up to 4% of the participant’s compensation, and 50% of a participant’s salary deferrals that exceed 4% but do not exceed 6% of the participant’s compensation. A participant is always 100% vested in his or her salary deferral contributions and safe-harbor matching contributions.

Blue Foundry Bank may also make other discretionary matching contributions and other discretionary employer contributions to the 401(k) Plan, including profit sharing contributions, which vest based on a participant’s years of service at the rate of 0% through three years of service and 100% after completing three years of service. Eligible employees must be 18 years of age and complete 12 months of service (in which they complete at least 1,000 hours of service) to receive profit sharing contributions under the 401(k) Plan.

Generally, unless the participant elects otherwise, the participant’s account balance will be distributed as a result of the participant’s termination of employment. Blue Foundry Bank intends to allow participants in the 401(k) plan to use up to 50% of their account balances in the 401(k) Plan to subscribe for stock in the offering. Expense recognized in connection with the 401(k) Plan totaled approximately $1,367,074 for the fiscal year ended December 31, 2020, comprised of $670,374 of 401k matching contributions and $696,700 in profit sharing contributions.

Defined Benefit Pension Plan. Blue Foundry Bank participates in a multiple employer defined benefit pension plan (the “Pension Plan”). Effective as of May 1, 2020, the plan was amended so that no new employees would become eligible to participate in the plan and the annual benefit provided to employees under the Pension Plan was frozen. Freezing the Pension Plan eliminated all future benefit accruals; however, the accrued benefits as of December 31, 2020, remain. During the year ended December 31, 2020, Blue Foundry Bank recognized $1,727,192 as a Pension Plan expense. Assuming completion of the conversion and stock offering, Blue Foundry Bank may pursue withdrawal as a participant from the Pension Plan during 2021.

Based on estimates provided in July 2020, the total cost (pre-tax) to withdraw from the plan could range between $12.0 million and $22.0 million. Because the costs of a withdrawal from this plan would be primarily dependent on the value of the plan’s assets and applicable interest rates at the time of our withdrawal, we will not know the actual costs associated with a withdrawal from the plan until the date of the withdrawal, which we anticipate would be no sooner than the latter half of 2021. The actual cost could be significantly higher than the estimated cost provided by the plan administrator.

Employee Stock Ownership Plan. In connection with the conversion, Blue Foundry Bank intends to adopt an employee stock ownership plan for eligible employees. The named executive officers will be eligible to participate in the employee stock ownership plan on the same terms as other eligible employees. Eligible employees will begin participation in the employee stock ownership plan on the later of the effective date of the conversion or upon the first entry date commencing on or after the eligible employee’s completion of one year of service and attainment of age 18.

The employee stock ownership plan trustee is expected to purchase, on behalf of the employee stock ownership plan, 8.0% of the total number of shares of Blue Foundry Bancorp common stock issued in the conversion. We anticipate the employee stock ownership plan will fund its stock purchase with a loan from Blue Foundry Bancorp equal to the aggregate purchase price of the common stock. The trustee will repay the loan principally through Blue Foundry Bank’s contributions to the employee stock ownership plan and any dividends payable on common stock held by the employee stock ownership plan over the anticipated 25-year term of the loan. The interest rate for the employee stock ownership plan loan is expected to equal the prime rate, as published in The Wall Street Journal, on the closing date of the offering. See “Pro Forma Data.”

The trustee will hold the shares purchased by the employee stock ownership plan in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the trustee repays the loan. The trustee will allocate the shares released among participants’ accounts on the basis of each participant’s proportional share of compensation relative to all participants. A participant will vest in his or her account balance based on his or her years of service with the bank, at the rate of 20% per year though the first five years of service, so that the participant will be 100% vested after completing five years of service. Participants who are employed by Blue Foundry Bank immediately prior to the closing of the offering will receive credit for vesting purposes for years of service prior to adoption of the employee stock ownership plan. Participants also will automatically become fully vested upon attainment of their normal retirement age (age 65), death or disability, a change in control, or termination of the employee stock ownership plan. Generally, participants will receive distributions from the employee stock ownership plan upon terminating employment in accordance with the terms of the plan document. The employee stock ownership plan reallocates any unvested shares forfeited upon a participant’s termination of employment among the remaining participants.

The employee stock ownership plan will permit participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts. The trustee will vote unallocated shares and allocated shares for which participants do not timely provide instructions on any matter in the same ratio as those shares for which participants provide timely instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Blue Foundry Bank will record a compensation expense for the employee stock ownership plan at the fair market value of the shares as they are committed to be released from the unallocated suspense account, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to the accounts of plan participants will result in a corresponding reduction in the earnings of Blue Foundry Bancorp.

The following table sets forth for the year ended December 31, 2020 certain information as to the total remuneration we paid to our directors other than James D. Nesci:

Directors Compensation Table for the Year Ended December 31, 2020
Name	Fees Earned or Paid in Cash ($)	All Other Compensation(1) ($)	Total ($)
J. Christopher Ely	87,000	—	87,000
Kenneth Grimbilas	98,500	1,055	99,555
Robert T. Goldstein	82,500	—	82,500
Patrick H. Kinzler	75,000	—	75,000
Mirella Lang(2)	4,250		4,250
Margaret Letsche	75,500	—	75,000
Jonathan M. Shaw	75,000	—	75,500

(1)	Represents payments medical premiums on behalf of Mr. Grimbilas.
(2)	Ms. Lang was appointed to the Board of Directors on December 16, 2020.

Director Fees

Directors currently receive a base annual retainer of $51,000. In addition, the Chairman of the Board receives an additional annual retainer of $15,000. The Chairs of the Audit Committee, Nominating/Governance Committee, Compensation Committee, Risk Committee and Strategy Committee receive additional annual retainers of $20,000, $11,500, $12,000, $13,500 and $11,000, respectively. Members of the Audit Committee, Nominating/Governance Committee, Compensation Committee, Risk Committee and Strategy Committee receive additional annual retainers of $10,500, $6,000, $7,000, $6,000 and $3,000, respectively.

Each person who will serve as a director of Blue Foundry Bancorp will also serve as a director of Blue Foundry Bank and will initially earn a fee only in his capacity as a board member of Blue Foundry Bank. Upon completion of the conversion, additional director fees may be paid for Blue Foundry Bancorp director meetings, although no such determination has been made at this time.

Director Emeritus Plan

Blue Foundry Bank maintains separate Restated Director Retirement Plans with Messrs. Ely and Grimbilas. Under the plans, if a director retires after having attained age 70 and completing ten years of continuous service, he will receive a monthly benefit equal to the monthly base board fee the director was receiving prior to terminating service with the board of directors. The benefit will be paid for the greater of the director’s life or five years, provided, however, that if the director dies within five years of terminating service with the board of directors, his beneficiary will continue to receive the monthly payments until the end of the five-year period. The director will be entitled to the same benefit if he terminates service on account of becoming disabled if he has completed ten years of continuous service.

Director Retirement Plan II

Blue Foundry Bank maintains the Boiling Springs Savings Bank Director Retirement Plan II for eligible directors (i.e., a “participant”) who are not grandfathered under the Director Emeritus Plan. Under the Director Retirement Plan, a participant who terminates service after completing ten years of continuous service on the Board of Directors (other than on account of disability, death or a change in control) will receive an annual benefit equal to $25,000 (paid in substantially monthly installments, for ten years). Blue Foundry Bank will begin making the payments to the participant on the first business day of the month following the later of (i) the day the participant attains age 70 or (ii) the day the participant terminates service. If the participant terminates service on account of disability prior to attaining age 70 but after having completed ten continuous years of service, he or she will receive the same benefit described above, except that the payments will start on the first business day of the month following the participant’s termination of service. If a participant experiences a termination of service within two years following a change in control, the participant will receive the present value of the benefit described above paid in a lump sum within thirty days following the participant’s termination of service. In addition, any participant (or beneficiary) who is in pay status at the time of a change in control will receive a lump sum payment of their remaining benefit within thirty days following the change in control. If a participant dies while in active service after having completed ten years of service his or her beneficiary will receive the present value of the normal retirement benefit within thirty days of the participant’s death. If a participant has completed ten years of continuous service and dies after terminating service but prior to attaining age 70 (and before beginning to receive benefit payments), his or her beneficiary will receive the same death benefit described above for participants who die while in service after having completed ten years of service. If a participant dies while receiving benefits, his or her beneficiary will receive the present value of the remaining benefits in a lump sum within thirty days of the participant’s death. Currently, Messrs. Goldstein, Kinzler and Shaw and Ms. Letsche have been designated as eligible directors to participate in the Director Retirement Plan.

Benefits to be Considered Following Completion of the Stock Offering

Following the stock offering, we intend to implement one or more stock-based benefit plans that will provide for grants of stock options and restricted common stock awards. According to applicable regulations, if implemented within the first year after the offering, we anticipate that the plan will authorize a number of stock options and a number of shares of restricted stock, not to exceed 10% and 4%, respectively, of the outstanding shares of common stock of Blue Foundry Bancorp at the completion of the offering, including shares contributed to the charitable foundation. These limitations will not apply if the plan is implemented more than one year after the consummation date of the conversion.

The stock-based benefit plans will not be implemented sooner than six months after the offering and, if implemented within one year after the stock offering, the plans must be approved by a majority of the votes eligible to be cast by our shareholders. If stock-based benefit plans are established more than one year after the offering is completed, they must be approved by a majority of votes cast by shareholders.

Certain additional restrictions would apply to our stock-based benefit plans if implemented within one year after completion of the offering, including:

•	non-employee directors in the aggregate may not receive more than 30% of the options and shares of restricted common stock authorized under the plans;

•	no non-employee director may receive more than 5% of the options and restricted stock awards authorized under the plans;

•	no employee may receive more than 25% of the options and restricted stock awards authorized under the plans;

•	the options and shares of restricted common stock may not vest more rapidly than 20% per year, beginning on the first anniversary of shareholder approval of the plans; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Blue Foundry Bancorp or Blue Foundry Bank.

These restrictions do not apply to plans adopted after one year following the completion of the stock offering.

We have not yet determined whether we will present stock-based benefit plans for shareholder approval within one year or more than one year following the completion of the offering. If applicable regulations or policies regarding stock-based benefit plans change, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or by repurchasing shares of our common stock.

The actual value of the shares awarded under stock-based benefit plans would be based in part on the price of Blue Foundry Bancorp’s common stock at the time the shares are awarded. The following table presents the total value of all shares of restricted stock that would be available for issuance under the stock-based benefit plans, assuming the shares are awarded when the market price of our common stock ranges from $6.00 per share to $12.00 per share.

Share Price	744,000 Shares Awarded at Minimum of Offering Range	870,000 Shares Awarded at Midpoint of Offering Range	996,000 Shares Awarded at Maximum of Offering Range	1,140,900 Shares Awarded at Adjusted Maximum of Offering Range
(In thousands, except share price information)
$ 6.00	$4,464	$5,220	$5,976	$6,845
8.00	5,952	6,960	7,968	9,127
10.00	7,440	8,700	9,960	11,409
12.00	8,928	10,440	11,952	13,691

The grant-date fair value of the options granted under the stock-based benefit plans will be based in part on the price of shares of common stock of Blue Foundry Bancorp at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plans, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $6.00 per share to $12.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	1,860,000 Options at Minimum of Offering Range	2,175,000 Options at Midpoint of Offering Range	2,490,000 Options at Maximum of Offering Range	2,852,250 Options at Adjusted Maximum of Offering Range
(In thousands, except exercise price and fair value information)
$ 6.00	$1.90	$3,538	$4,137	$4,736	$5,425
8.00	2.54	4,717	5,516	6,315	7,233
10.00	3.17	5,896	6,895	7,893	9,042
12.00	3.80	7,075	8,274	9,472	10,850

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 15.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of Blue Foundry Bancorp–NJ’s directors and executive officers, including their associates, and for all of these individuals as a group, the proposed purchases of subscription shares. In the event of an oversubscription by eligible account holders, directors and executive officers may not be able to purchase the amount of shares listed below. If the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. See “The Conversion and Stock Offering—Additional Limitations on Common Stock Purchases.” Directors and executive officers will purchase shares of common stock at the same $10.00 purchase price per share and on the same terms as other purchasers in the stock offering. This table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any stock awards or stock option grants that may be made no earlier than six months after the completion of the stock offering. Purchases by directors, executive officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the stock offering. The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale.

	Proposed Purchases of Stock in the Stock Offering(1)
Name of Beneficial Owner	Number of Shares		Amount
Board of Directors
James D. Nesci	40,000		$400,000
Kenneth Grimbilas	40,000		400,000
J. Christopher Ely	25,000		250,000
Robert T. Goldstein	35,000		350,000
Patrick H. Kinzler	30,000		300,000
Mirella Lang	7,500		75,000
Margaret Letsche	40,000		400,000
Jonathan M. Shaw	30,000		300,000
Executive Officers
Elyse D. Beidner	17,500		175,000
Daniel Chen	30,000		300,000
Brent Michael Ciurlino	15,000		150,000
Michele Dowling Johnson	10,000		100,000
Elizabeth Miller	25,000		250,000
Acela Roselle	20,000		200,000
Mugur Tolea	40,000		400,000

Total for Directors and Executive Officers	405,000	(2)	$4,050,000

(1)	Includes proposed subscriptions, if any, by associates.
(2)	At the minimum and adjusted maximum of the offering range, directors and executive officers would beneficially own 2.3% and 1.5% of our outstanding shares of common stock, respectively.

THE CONVERSION AND STOCK OFFERING

The boards of directors of Blue Foundry, MHC and Blue Foundry Bancorp–NJ have approved the plan of conversion. The plan of conversion must also be approved by the depositors of Blue Foundry, MHC (depositors of Blue Foundry Bank). A special meeting of the depositors has been called for this purpose. We have filed applications with the Federal Reserve Board and the NJDOBI with respect to the conversion and with respect to Blue Foundry Bancorp becoming the holding company for Blue Foundry Bank, and the approval of the Federal Reserve Board is required before we can consummate the conversion and issue shares of common stock. Any approval by the Federal Reserve Board does not constitute a recommendation or endorsement of the plan of conversion.

General

The boards of directors of Blue Foundry, MHC and Blue Foundry Bancorp–NJ have adopted the plan of conversion. Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully stock form of organization. Blue Foundry, MHC will be merged into Blue Foundry Bancorp–NJ, and Blue Foundry, MHC will no longer exist. Blue Foundry Bancorp–NJ, which owns 100% of Blue Foundry Bank, will be merged into a new Delaware corporation named Blue Foundry Bancorp. When the conversion is completed, all of the outstanding common stock of Blue Foundry Bank will be owned by Blue Foundry Bancorp, and all of the outstanding common stock of Blue Foundry Bancorp will be owned by public shareholders. Blue Foundry Bancorp–NJ and Blue Foundry, MHC will cease to exist. Blue Foundry Bank also intends to form a charitable foundation, Blue Foundry Charitable Foundation, Inc. and fund it with 750,000 shares of Blue Foundry Bancorp common stock at the completion of the stock offering and $1.5 million in cash.

We intend to retain between $50.0 million and $73.7 million ($87.3 at the adjusted maximum of the offering range) of the net proceeds of the stock offering and to invest between $87.5 million and $118.7 million ($136.7 at the adjusted maximum of the offering range) of the net proceeds in Blue Foundry Bank. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including our employee stock ownership plan, supplemental account holders and other depositors. In addition, we may offer common stock for sale in a community offering to members of the general public, with a preference given in the following order:

(i)	Natural persons (including trusts of natural persons) residing in Bergen, Morris, Passaic, Essex and Hudson Counties, New Jersey; and

(ii)	Other members of the general public.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering may begin concurrently with, during or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Federal Reserve Board. See “—Community Offering.” Any shares of common stock not purchased in the subscription or community offerings may be offered to the public in a syndicated community offering, or, in a separate firm commitment underwritten public offering. See “—Syndicated Community Offering or Firm Commitment Underwritten Offering.”

We determined the number of shares of common stock to be offered in the stock offering based upon an independent valuation appraisal of the estimated pro forma market value of Blue Foundry Bancorp. All shares of common stock to be sold in the stock offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of shares of common stock to be issued in the stock offering will be determined at the completion of the stock offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and stock offering and is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at each branch office of Blue Foundry Bank. The plan of conversion is also filed as an exhibit to Blue Foundry, MHC’s application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Federal Reserve Board. The plan of conversion is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange

Commission, of which this prospectus is a part. Copies of the registration statement may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website, www.sec.gov. See “Where You Can Find Additional Information.”

Reasons for the Conversion and Stock Offering

Our primary reasons for the conversion and the stock offering are to:

•	raise capital to support internal growth through lending and deposit gathering in the communities we serve;

•	enhance existing products and services, and support the development of new products and services to support growth and enhance customer service;

•	attract and retain qualified directors, management and employees through equity ownership and stock-based compensation plans;

•	raise capital to make necessary capital investments in facilities and technology to support our internal growth;

•	increase philanthropic endeavors to the communities served by Blue Foundry Bank through the formation and funding of a charitable foundation;

•	facilitate future mergers and acquisitions; and

•	use the additional capital for other general corporate purposes.

In the public stock holding company structure, we will have greater flexibility in structuring mergers and acquisitions. Our current structure prevents us from offering shares of common stock as consideration for a merger or acquisition. Potential sellers often want stock for at least part of the acquisition consideration. Our new public holding company structure will enable us to offer stock or cash consideration, or a combination thereof, and will therefore enhance our ability to compete with other bidders when acquisition opportunities arise.

We have no current arrangements or agreements to acquire other banks, thrifts, credit unions, financial service companies or branch offices. However, we have considered, and will continue to consider other potential acquisitions as opportunities arise.

We believe that the additional capital raised in the stock offering may enable us to take advantage of business opportunities that may not otherwise be available to us.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by the depositors of Blue Foundry, MHC (depositors of Blue Foundry Bank) is required to approve the plan of conversion and a majority of total votes eligible to be cast by depositors is required to approve the establishment and funding of the charitable foundation. Eligible depositors will receive a proxy statement with further information regarding the matters to be voted on at the special meeting of depositors, which is expected to be held on June 25, 2021. By their approval of the plan of conversion, the depositors of Blue Foundry, MHC will also be approving the merger of Blue Foundry, MHC into Blue Foundry Bancorp–NJ. We have filed applications with the Federal Reserve Board with respect to the conversion and with respect to Blue Foundry Bancorp becoming the holding company for Blue Foundry Bank, and the approval of the Federal Reserve Board is required before we can consummate the conversion and issue shares of common stock.

Effects of Conversion

Continuity. The conversion will not affect the normal business of Blue Foundry Bank of accepting deposits and making loans. Blue Foundry Bank will continue to be a New Jersey-chartered savings bank and will continue to be regulated by the NJDOBI and the FDIC. After the conversion, Blue Foundry Bank will continue to offer existing services to depositors, borrowers and other customers. The directors of Blue Foundry Bancorp–NJ serving at the time of the conversion will be the directors of Blue Foundry Bancorp upon the completion of the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion, each depositor of Blue Foundry Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Blue Foundry Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Depositors. At present, all depositors of Blue Foundry Bank have voting rights in Blue Foundry, MHC as to all matters requiring depositor approval, which are generally limited to mutual holding company reorganizations and mutual to stock conversions. Upon completion of the conversion, depositors will cease to have any voting rights. Upon completion of the conversion, all voting rights in Blue Foundry Bank will be vested in Blue Foundry Bancorp as the sole shareholder of Blue Foundry Bank. The shareholders of Blue Foundry Bancorp will possess exclusive voting rights with respect to Blue Foundry Bancorp common stock.

Tax Effects. We have received an opinion of counsel with regard to the federal income tax consequences of the conversion and an opinion of our tax advisor with regard to the state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Blue Foundry, MHC, Blue Foundry Bancorp–NJ, Blue Foundry Bank, eligible account holders, supplemental eligible account holders or other depositors. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in Blue Foundry Bank has both a deposit account in Blue Foundry Bank and a pro rata ownership interest in the net worth of Blue Foundry, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This ownership interest may only be realized in the event of a complete liquidation of Blue Foundry, MHC and Blue Foundry Bank; however, there has never been a liquidation of a solvent mutual holding company. Any depositor who opens a deposit account obtains a pro rata ownership interest in Blue Foundry, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Blue Foundry, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock depository institution that is a subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which would be realizable only in the unlikely event that Blue Foundry, MHC and Blue Foundry Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Blue Foundry, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the plan of conversion, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in a liquidation account maintained by Blue Foundry Bancorp in an aggregate amount equal to (i) Blue Foundry, MHC’s ownership interest in Blue Foundry Bancorp–NJ’s total shareholders’ equity as of the date of the latest statement of financial condition included in this prospectus, plus (ii) the value of the net assets of Blue Foundry, MHC as of the date of the latest statement of financial condition of Blue Foundry, MHC prior to the consummation of the conversion (excluding its ownership of Blue Foundry Bancorp–NJ). Blue Foundry Bancorp will hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Blue Foundry Bank after the conversion. The liquidation accounts are designed to provide payments to depositors of their liquidation interests, if any, in the end of a liquidation of (a) Blue Foundry Bancorp and Blue Foundry Bank or (b) Blue Foundry Bank. See “—Liquidation Rights.”

Stock Pricing and Number of Shares to be Issued

The plan of conversion and applicable regulations require that the aggregate purchase price of the common stock sold in the stock offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation and any valuation updates, RP Financial, LC. will receive a fee of $150,000, as well as payment for reimbursable expenses. We have paid RP Financial, LC. no other fees during the previous three years. We have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from RP Financial, LC.’s bad faith or negligence.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including the consolidated financial statements of Blue Foundry Bancorp–NJ. RP Financial, LC. also considered the following factors, among others:

•	the present results and financial condition of Blue Foundry Bancorp–NJ and the projected results and financial condition of Blue Foundry Bancorp;

•	the economic and demographic conditions in Blue Foundry Bancorp–NJ’s existing market area;

•	certain historical, financial and other information relating to Blue Foundry Bancorp–NJ;

•	a comparative evaluation of the operating and financial characteristics of Blue Foundry Bancorp–NJ with those of other publicly traded savings institutions;

•	the effect of the conversion and stock offering on Blue Foundry Bancorp’s shareholders’ equity and earnings potential;

•

an after-tax expense of approximately $15.2 million pursuant to any potential withdrawal from the multiple employer defined benefit pension plan, which we anticipate will be incurred no sooner than the latter half of 2021;

•	the proposed dividend policy of Blue Foundry Bancorp; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

The independent valuation is also based on an analysis of a peer group of publicly traded savings and loan and bank holding companies that RP Financial, LC. considered comparable to Blue Foundry Bancorp under regulatory guidelines applicable to the independent valuation. Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly-traded financial institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies must also be traded on an exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected for Blue Foundry Bancorp also consisted of fully-converted stock institutions that were not subject to an actual or rumored acquisition and that had been in fully-converted form for at least one year. In addition, RP Financial, LC. limited the peer group companies to Northeast, Mid-Atlantic and Midwest institutions with assets between $725.0 million and $2.5 billion, tangible equity-to-assets ratios of greater than 8.0% and positive core earnings.

The independent valuation appraisal considered the pro forma effect of the stock offering. Consistent with federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. RP Financial, LC. did not consider a pro forma price-to-assets approach to be meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings. The price-to-assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive reported and core earnings.

In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of Blue Foundry Bancorp with the peer group. RP Financial, LC. made downward adjustments for financial condition, profitability, growth and viability of earnings, asset growth, dividends and primary market area. RP Financial made no adjustments for liquidity of the shares, marketing of the issue, management, or effect of government regulations and regulatory reform. The downward adjustment applied for profitability, growth and viability of earnings took into consideration our less favorable efficiency ratio and our lower pro forma returns as a percent of assets and equity. The downward adjustment applied for dividends took into consideration Blue Foundry Bancorp’s lower pro forma earnings.

Included in RP Financial, LC.’s independent valuation were certain assumptions as to the pro forma earnings of Blue Foundry Bancorp after the conversion that were used in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return of 0.25% as of December 31, 2020 on the net offering proceeds and purchases in the open market of 4.0% of the common stock issued in the stock offering by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning assumptions included in the independent valuation and used in preparing pro forma data. The use of different assumptions may yield different results.

The independent valuation states that as of February 5, 2021, the estimated pro forma market value of Blue Foundry Bancorp was $217.5 million (inclusive of the shares to be contributed to the charitable foundation). Based on federal regulations, this market value forms the midpoint of a range with a minimum of $186.0 million and a maximum of $249.0 million. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Blue Foundry Bancorp–NJ common stock owned by Blue Foundry, MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Blue Foundry Bancorp–NJ common stock owned by Blue Foundry, MHC, certain assets held by Blue Foundry, MHC and the $10.00 price per share, the minimum of the offering range is 17,850,000 shares, the midpoint of the offering range is 21,000,000 shares and the maximum of the offering range is 24,150,000 shares.

The board of directors of Blue Foundry Bancorp reviewed the independent valuation and, in particular, considered the following:

•	Blue Foundry Bancorp–NJ’s financial condition and results of operations;

•	a comparison of financial performance ratios of Blue Foundry Bancorp–NJ to those of other financial institutions of similar size; and

•	market conditions generally and in particular for financial institutions.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended, with the approval of the Federal Reserve Board, as a result of subsequent developments in the financial condition of Blue Foundry Bancorp–NJ or Blue Foundry Bank or market conditions generally. If the independent valuation is updated to amend the pro forma market value of Blue Foundry Bancorp to less than $186.0 million or more than $285.2 million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to Blue Foundry Bancorp’s registration statement.

The following table presents a summary of selected pricing ratios for Blue Foundry Bancorp (on a pro forma basis) as of and for the twelve months ended December 31, 2020, and for the peer group companies based on earnings and other information as of and for the twelve months ended December 31, 2020, with stock prices as of February 5, 2021, as reflected in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 40.6% on a price-to-book value basis and a discount of 42.1% on a price-to-tangible book value basis. Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the stock offering. The appraisal did not consider one valuation approach to be more important than the other. The estimated appraised value and the resulting premium/discount took into consideration the potential financial effect of the conversion and stock offering as well as the trading price of Blue Foundry Bancorp–NJ’s common stock.

	Price-to-earnings multiple(1)	Price-to-book value ratio	Price-to-tangible book value ratio
Blue Foundry Bancorp (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	*	66.09%	66.09%
Maximum	*	62.23%	62.23%
Midpoint	*	58.41%	58.41%
Minimum	*	53.94%	53.94%
Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	14.14x	98.28%	100.85%
Medians	14.87x	89.45%	92.99%

*

Not meaningful. The price-to-earnings multiple values are not meaningful as the result of Blue Foundry Bancorp’s pro forma loss per share at each point in the valuation range (see “Pro Forma Data” beginning on page 43) and resulting negative price-to-earnings multiples. A negative price-to-earnings multiple is not meaningful, as it calculates to a negative pro forma market capitalization.

(1)

Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core,” or recurring, earnings. These ratios are different than those presented in “Pro Forma Data.”

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Blue Foundry Bank as a going concern and should not be considered as an indication of the liquidation value of Blue Foundry Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the stock offering will thereafter be able to sell their shares at prices at or above the $10.00 price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $285.2 million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 27,772,500 shares, to reflect changes in the market and financial conditions or demand for the shares. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “—Additional Limitations on Common Stock Purchases” as to the method of distribution of additional shares to be issued in the event of an increase in the offering range of up to 27,772,500 shares.

If the update to the independent valuation at the conclusion of the stock offering results in an increase in the maximum of the valuation range to more than $285.2 million and a corresponding increase in the offering range to more than 27,772,500 shares, or a decrease in the minimum of the valuation range to less than $186.0 million and a corresponding decrease in the offering range to fewer than 17,850,000 shares, then we will promptly return with interest at 0.05% per annum all funds previously delivered to us to purchase shares of common stock in the subscription and community offerings and cancel deposit account withdrawal authorizations and, after consulting with the Federal Reserve Board, we may terminate the plan of conversion. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Federal Reserve Board to complete the stock offering. If we extend the stock offering and conduct a resolicitation due to a change in the independent valuation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 25, 2023, which is two years after the special meeting of depositors to approve the plan of conversion.

An increase in the number of shares to be issued in the stock offering would decrease both a subscriber’s ownership interest and Blue Foundry Bancorp’s pro forma earnings and shareholders’ equity on a per share basis while increasing shareholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the stock offering would increase both a subscriber’s ownership interest and Blue Foundry Bancorp’s pro forma earnings and shareholders’ equity on a per share basis, while decreasing shareholders’ equity on an aggregate basis.

Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are filed as exhibits to the documents specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and on the purchase and ownership limitations set forth in the plan of conversion and as described below under “—Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor of Blue Foundry Bank with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on December 31, 2019 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase, subject to the overall purchase limitations, up to the greater of $400,000 (40,000 shares) of our common stock, 0.10% of the total number of shares of common stock issued in the stock offering, or 15 times the product of the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Eligible Account Holders. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining unallocated shares will be allocated to each remaining Eligible Account Holder whose subscription remains unfilled in same the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on December 31, 2019. In the event of an oversubscription, failure to list all deposit accounts could result in fewer shares being allocated than if all deposit accounts had been disclosed. Also, in the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Blue Foundry Bancorp–NJ or who are associates of such persons will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding December 31, 2019.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, including Blue Foundry Bank’s employee stock ownership plan and 401(k) Plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the stock offering, although our employee stock ownership plan intends to purchase 8.0% of the shares of common stock sold in the stock offering, including shares contributed to the charitable foundation. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion, subject to the approval of the Federal Reserve Board.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each depositor of Blue Foundry Bank with a Qualifying Deposit at the close of business on March 31, 2021 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at March 31, 2021. In the event of an oversubscription, failure to list all deposit accounts could result in fewer shares being allocated than if all deposit accounts had been disclosed.

Priority 4: Other Depositors. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans and Supplemental Eligible Account Holders, each depositor of Blue Foundry Bank as of the close of business on May 5, 2021 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Depositors”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated in the proportion that the amount of the subscription of each Other Member bears to the total amount of the subscriptions of all Other Depositors whose subscriptions remain unsatisfied.

To ensure proper allocation of common stock, each Other Member must list on the stock order form all deposit accounts in which he or she had an ownership interest at May 5, 2021. In the event of an oversubscription, failure to list all deposit accounts could result in fewer shares being allocated than if all deposit accounts had been disclosed.

Expiration Date. The subscription offering will expire at 2:00 p.m., Eastern Time, on June 15, 2021, unless extended by us for up to 45 days or such additional periods with the approval of the Federal Reserve Board, if necessary. Subscription rights will expire whether or not each eligible depositor can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint, maximum or adjusted maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock has been sold in the stock offering. If at least 17,850,000 shares have not been sold in the stock offering by July 30, 2021 and the Federal Reserve Board has not consented to an extension, all funds delivered to us to purchase shares of common stock in the stock offering will be returned promptly, with interest at 0.05% per annum for funds received in the subscription and community offerings, and all deposit account withdrawal authorizations will be canceled. If the Federal Reserve Board grants an extension beyond July 30, 2021, we will resolicit purchasers in the stock offering as described under “—Procedure for Purchasing Shares in the Subscription and Community Offerings—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holder and Other Depositors, we will offer shares pursuant to the plan of conversion to members of the general public in a community offering. Shares will be offered in the community offering with the following preferences:

(i)	Natural persons (including trusts of natural persons) residing in Bergen, Morris, Passaic, Essex and Hudson Counties, New Jersey; and

(ii)	Other members of the general public.

Subscribers in the community offering may purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the stock offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons residing in Bergen, Morris, Passaic, Essex and Hudson Counties, New Jersey, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons (including trusts of natural persons) residing in those counties whose orders remain unsatisfied on an equal number of shares basis per order. If an oversubscription occurs due to the orders of members of the general public, the allocation procedures described above will apply to the orders of such persons.

The term “residing” or “resident” as used in this prospectus with respect to the community means any person who occupies a dwelling within the local community, has a present intent to remain within the local community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the local community together with an indication that such presence within the local community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to determine whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering may begin concurrently with, during or promptly after the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering, unless extended. We may decide to extend the community offering for any reason and we are not required to give purchasers notice of any such extension unless such period extends beyond July 30, 2021, in which event we will resolicit purchasers.

Syndicated Community Offering or Firm Commitment Underwritten Offering

If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering or firm commitment underwritten offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a syndicated community offering or firm commitment underwritten offering is held, KBW will serve as sole manager, and we will pay fees of 6% of the aggregate amount of common stock sold in the syndicated community or offering firm commitment underwritten offering to KBW and any other broker-dealers included in the syndicated community offering or firm commitment underwritten offering. The shares of common stock will be sold at the same price per share ($10.00 per share) that the shares are sold in the subscription offering and the community offering.

In the event of a syndicated community offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings (the use of stock order forms and the submission of funds directly to Blue Foundry Bancorp for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds (bank checks, money orders, deposit account withdrawals from accounts at Blue Foundry Bank or wire transfers). See “—Procedure for Purchasing Shares in the Subscription and Community Offerings.” “Sweep” arrangements and delivery versus payment settlement will only be used in a syndicated community offering to the extent consistent with Rules 10b-9 and 15c2-4 and then-existing guidance and interpretations thereof of the Securities and Exchange Commission regarding the conduct of “min/max” offerings.

In the event of a firm commitment underwritten offering, the proposed underwriting agreement will not be entered into with KBW and Blue Foundry Bancorp until immediately prior to the completion of the firm commitment underwritten offering. At that time, KBW and any other broker-dealers included in the firm commitment underwritten offering will represent that they have received sufficient indications of interest to complete the offering. Pursuant to the terms of the underwriting agreement, and subject to certain customary provisions and conditions to closing, upon execution of the underwriting agreement, KBW and any other underwriters will be obligated to purchase all the shares subject to the firm commitment underwritten offering.

If for any reason we cannot effect a syndicated community offering or firm commitment underwritten offering of shares of common stock not purchased in the subscription and community offerings, or if there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangements.

Additional Limitations on Common Stock Purchases

The plan of conversion includes the following additional limitations on the number of shares of common stock that may be purchased in the stock offering:

(i)	No person may purchase fewer than 25 shares of common stock, to the extent those shares are available for purchase;

(ii)

Tax-qualified employee benefit plans, including our employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the stock offering, including shares issued in the event of an increase in the offering range of up to 15% and shares contributed to the charitable foundation;

(iii)

Except for the employee stock ownership plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $400,000 (40,000 shares) of common stock in all categories of the stock offering combined; and

(iv)

The maximum number of shares of common stock that may be purchased in all categories of the stock offering by executive officers and directors of Blue Foundry Bank and their associates, in the aggregate, may not exceed 25% of the total shares issued in the conversion.

Depending upon market or financial conditions, our board of directors, with regulatory approval and without further approval of depositors of Blue Foundry, MHC may decrease or increase the purchase limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount of shares of common stock and who indicated on their stock order forms a desire to be resolicited in the event of an increase will be given the opportunity to increase their orders up to the then applicable limit, and other large subscribers may be given the opportunity to increase their orders up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders. If the maximum purchase limitation is increased to 5% of the shares sold in the stock offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5% of the shares sold in the stock offering shall not exceed in the aggregate 10% of the total shares sold in the stock offering.

In the event of an increase in the offering range of up to 27,772,500 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion:

(i)

to fill the subscriptions of our tax-qualified employee benefit plans, specifically our employee stock ownership plan and 401(k) Plan, for up to 10% of the total number of shares of common stock issued in the stock offering;

(ii)

in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfilled subscriptions of these subscribers according to their respective priorities; and

(iii)

to fill unfilled subscriptions in the community offering, with preference given first to natural persons (including trusts of natural persons) residing in Bergen, Morris, Passaic, Essex and Hudson Counties, New Jersey, and then to members of the general public.

The term “associate” of a person means:

(i)

any corporation or organization (other than Blue Foundry Bank, Blue Foundry Bancorp, Blue Foundry Bancorp–NJ or Blue Foundry, MHC or a majority-owned subsidiary of any of those entities) of which the person is a senior officer, partner or, directly or indirectly, 10% beneficial shareholder;

(ii)

any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)

any person who is related by blood or marriage to such person and who either lives in the same home as such person or who is a director or officer of Blue Foundry MHC, Blue Foundry Bancorp–NJ or Blue Foundry Bank.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)

a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” Persons having the same address, persons exercising subscription rights through a single qualifying deposit account held jointly and persons exercising subscription right through qualifying deposit accounts registered at the same address, will be deemed to be acting in concert unless we determine otherwise. Our directors are not treated as associates of each other solely because of their membership on the board of directors.

Common stock purchased in the stock offering will be freely transferable except for shares purchased by directors and certain officers of Blue Foundry Bancorp or Blue Foundry Bank and except as described below. Any purchases made by any associate of Blue Foundry Bancorp or Blue Foundry Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the stock offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion” and “Restrictions on Acquisition of Blue Foundry Bancorp.”

Plan of Distribution; Selling Agent and Underwriter Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained KBW, which is a broker-dealer registered with the Financial Industry Regulatory Authority. KBW will assist us on a best efforts basis in the subscription and community offerings by:

•	consulting as to the financial and marketing implications of the plan of conversion;

•	reviewing with our board of directors the financial effect of the stock offering on us, based on the independent appraiser’s appraisal of the shares of common stock;

•	reviewing all offering documents, including this prospectus, stock order forms and related offering materials;

•	assisting in the design and implementation of a marketing strategy for the stock offering;

•	assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the stock offering; and

•	providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the stock offering.

For these services, KBW will receive a success fee of 0.85% of the shares of common stock sold in the stock offering.

Syndicated Community Offering. If shares of common stock are sold in a syndicated community offering, we will pay fees of 6% of the aggregate dollar amount of common stock sold in the syndicated community offering to KBW and any other broker-dealers included in the syndicated community offering. However, if the sum of the fee received in the subscription offering and the syndicated community offering exceeds 6% of the aggregate dollar amount of common stock sold in the stock offering, the subscription fee will be reduced so that the total aggregate fee will be 6% of the aggregate dollar amount of common stock sold in the stock offering.

Firm commitment underwritten public offering. In the event that KBW sells shares of common stock through a group of broker-dealers in a firm commitment underwritten offering, the underwriting discount will not exceed 6% of the aggregate amount of common stock sold in the firm commitment underwritten offering to the sole book-running manager, and any other broker-dealers included in the firm commitment underwritten offering. All fees payable with respect to a firm commitment underwritten offering will be in addition to fees payable with respect to the subscription offering and community offering.

Expenses. KBW will be reimbursed for allocable expenses in amount not to exceed $135,000 for expenses and attorney’s fees, which fee may be increased to $175,000 in the event of a resolicitation of subscribers is required. If the plan of conversion is terminated or if KBW’s engagement is terminated in accordance with the provisions of the agency agreement, KBW will receive reimbursement of its reasonable out-of-pocket expenses. KBW shall have earned in full, and be entitled to be paid in full, all fees then due and payable as of such date of termination.

Records Management

We have also engaged KBW as records agent in connection with the conversion and the subscription and community offerings. In its role as records agent, KBW, will assist us in the stock offering by:

•	consolidating deposit accounts and vote calculations;

•	designing and preparing proxy forms and stock order forms;

•	organizing and supervising our stock information center;

•	providing proxy and ballot tabulation services for the special meeting of depositors, including acting as or supporting the inspector of election; and

•	providing necessary subscription services to distribute, collect and tabulate stock orders in the stock offering.

KBW will receive a nonrefundable fee of $50,000 for these services, plus reimbursement for reasonable expenses up to $15,000. Of the fees for serving as records agent, $25,000 has been paid as of the date of this prospectus.

Indemnity

We will indemnify KBW against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the stock offering materials for the common stock, including liabilities under the Securities Act, as well as certain other claims and litigation arising out of KBW’s engagement with respect to the conversion.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock in the subscription and community offerings. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Blue Foundry Bank may assist in the stock offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of KBW. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Exchange Act, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the stock offering.

Lock-up Agreements

We and each of our directors and executive officers have agreed, subject to certain exceptions, that during the period beginning on the date of this prospectus and ending 90 days after the closing of the stock offering, without the prior written consent of KBW, we will not, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Blue Foundry Bancorp stock or any securities convertible into or exchangeable or exercisable for Blue Foundry Bancorp stock, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Blue Foundry Bancorp stock, or (iii) announce any intention to take any of the foregoing actions, whether any such transaction is to be settled by delivery of stock or other securities, in cash or otherwise. In addition, our directors and executive officers have agreed that they will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of Blue Foundry Bancorp common stock or any security convertible into or exercisable or exchangeable for Blue Foundry Bancorp common stock. If either (1) during the last 17 days of the restricted period described in the first sentence of this paragraph, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above will continue to apply during the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or event.

Procedure for Purchasing Shares in the Subscription and Community Offerings

Expiration Date. The subscription and community offerings will expire at 2:00 p.m., Eastern Time, on June 15, 2021, unless we extend one or both for up to 45 days, with the approval of Federal Reserve Board, if required. This extension may be approved by us, in our sole discretion, without notice to purchasers in the stock offering. Any extension of the subscription and/or community offering beyond July 30, 2021 would require the Federal Reserve Board’s approval. If the stock offering is so extended, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at 0.05% per annum or cancel your deposit account withdrawal authorization. If the offering range is decreased below the minimum of the offering range or is increased above the adjusted maximum of the offering range, all subscribers’ stock orders will be canceled, their deposit account withdrawal authorizations will be canceled, and funds submitted to us will be returned promptly, with interest at 0.05% per annum for funds received in the subscription and community offerings. We will then resolicit the subscribers, giving them an opportunity to place a new stock order for a period of time.

We reserve the right in our sole discretion to terminate the stock offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.05% per annum from the date of receipt as described above.

Use of Stock Order Forms in the Subscription and Community Offerings. To purchase shares of common stock in the subscription and community offerings, you must properly complete an original stock order form and remit full payment. We are not required to accept orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) prior to 2:00 p.m., Eastern Time, on June 15, 2021. We are not required to accept stock order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed stock order forms, and we have the right to waive or permit the correction of incomplete or improperly executed stock order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your original stock order form and payment by mail using the stock order reply envelope provided or by overnight delivery to the address listed on the stock order form. You may also hand-deliver stock order forms to our office located at 217 Rock Road, Glen Rock, New Jersey, which is open between 9:00 a.m. and 5:00 p.m., Monday, Tuesday, Wednesday and Friday, 9:00 a.m. and 6:00 p.m. on Thursday and 9:00 a.m. and 1:00 p.m. on Saturday. Hand-delivered stock order forms will only be accepted at this location. We will not accept stock order forms at our other offices. Please do not mail stock order forms to any of Blue Foundry Bank’s offices.

Once tendered, a stock order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the stock offering. If you are ordering shares in the stock offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the stock offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the stock order forms will be final.

By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Blue Foundry Bank, the Federal Deposit Insurance Corporation or the federal government, and that you received a copy of this prospectus. However, signing the stock order form will not result in you waiving your rights under the Securities Act or the Exchange Act.

Payment for Shares. Payment for all shares of common stock must accompany all completed stock order forms for the purchase to be valid. Payment for shares in the subscription and community offerings may be made by:

(i)	personal check, bank check or money order, made payable to Blue Foundry Bancorp; or

(ii)	authorization of withdrawal from the types of Blue Foundry Bank deposit account(s) designated on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Blue Foundry Bank are provided on the stock order form. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the stock offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at Blue Foundry Bank and will earn interest at 0.05% per annum from the date payment is processed until the stock offering is completed or terminated.

You may not remit cash, Blue Foundry Bank line of credit checks or any type of third-party checks (including those payable to you and endorsed over to Blue Foundry Bancorp). You may not designate on your stock order form direct withdrawal from a Blue Foundry Bank retirement account. See “—Using Individual Retirement Account Funds” for information on using such funds. Additionally, you may not designate on your stock order form a direct withdrawal from Blue Foundry Bank deposit accounts with check-writing privileges. Please submit a check instead. If you request direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from the specified account(s). If permitted by the Federal Reserve Board, in the event we resolicit large purchasers, as described above in “—Additional Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares, but instead must pay for the additional shares using immediately available funds. No wire transfer will be accepted without our prior approval.

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the stock offering is not completed by July 30, 2021. If the subscription and community offerings are extended past July 30, 2021, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at 0.05% per annum or cancel your deposit account withdrawal authorization. We may resolicit purchasers for a specified period of time.

Regulations prohibit Blue Foundry Bank from lending funds or extending credit to any persons to purchase shares of common stock in the stock offering.

We shall have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion. This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the stock offering, it will not be required to pay for such shares until completion of the stock offering, provided that there is a loan commitment from an unrelated financial institution or Blue Foundry Bancorp to lend to the employee stock ownership plan the necessary amount to fund the purchase. In addition, if our 401(k) Plan purchases shares in the stock offering, it will not be required to pay for such shares until completion of the stock offering.

Using Individual Retirement Account Funds. If you are interested in using funds in your IRA or other retirement account to purchase shares of common stock in the stock offering, you must do so through an account offered by a custodian that can hold common stock. By regulation, Blue Foundry Bank retirement accounts are not capable of holding common stock. Therefore, if you wish to use funds that are currently in a retirement account held at Blue Foundry Bank, you may not designate on the stock order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, which offers the type of retirement accounts that can hold common stock. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. A one-time and/or annual administrative fee may be payable to the independent trustee or custodian. You may select the IRA custodian of your choice. You may, but are under no obligation to, select KBW or one of its affiliated broker dealers, Stifel, Nicolaus & Company, Incorporated (“SN”) or Century Securities Associates (“CSA”) as your IRA or other retirement account custodian. If you do purchase shares of Blue Foundry Bancorp common stock using funds from a KBW, SN or CSA IRA account, you acknowledge that KBW, SN or CSA, as applicable, did not recommend or give you advice regarding such purchase. Other than the standard account fees and compensation associated with all IRA accounts, KBW, SN and CSA do not receive additional fees or compensation as a result of the purchase of Blue Foundry Bancorp common stock through a KBW, SN or CSA IRA or other retirement account. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Blue Foundry Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks before the June 15, 2021 offering deadline. Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock. All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and stock offering. We expect trading in the stock to begin on the day of completion of the conversion and stock offering or the next business day. Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a state of the United States with respect to which any of the following apply:

(i)	a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such state;

(ii)

the offer or sale of shares of common stock to such persons would require us or our employees to register, under the securities laws of such state, as a broker or dealer or to register or otherwise qualify our securities for sale in such state; or

(iii)	such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Applicable banking regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the stock order form, you cannot add the name(s) of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from stock offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the stock offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the stock offering. If you have any questions regarding the conversion or stock offering, please call our Stock Information Center. The telephone number is 1 (844) 265-9680. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on bank holidays.

Liquidation Rights

Liquidation prior to the conversion. In the unlikely event that Blue Foundry, MHC is liquidated prior to the conversion, all claims of creditors of Blue Foundry, MHC would be paid first. Thereafter, if there were any assets of Blue Foundry, MHC remaining, these assets would first be distributed to certain depositors of Blue Foundry Bank based on such depositors’ liquidation rights. The amount received by such depositors would be equal to their pro rata interest in the remaining value of Blue Foundry, MHC after claims of creditors, based on the relative size of their deposit accounts.

Liquidation following the conversion. The plan of conversion provides for the establishment, upon the completion of the conversion, of a liquidation account by Blue Foundry Bancorp for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Blue Foundry, MHC’s ownership interest in Blue Foundry Bancorp–NJ’s total shareholders’ equity as of the date of the latest statement of financial condition contained in this prospectus plus (ii) the value of the net assets of Blue Foundry, MHC as of the date of the latest statement of financial condition of Blue Foundry, MHC prior to the consummation of the conversion (excluding its ownership of Blue Foundry

Bancorp–NJ). The plan of conversion also provides for the establishment of a parallel liquidation account in Blue Foundry Bank to support the Blue Foundry Bancorp liquidation account in the event Blue Foundry Bancorp does not have sufficient assets to fund its obligations under the Blue Foundry Bancorp liquidation account.

In the unlikely event that Blue Foundry Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in Blue Foundry Bancorp–NJ, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Blue Foundry Bank or Blue Foundry Bancorp above that amount.

The liquidation account established by Blue Foundry Bancorp is designed to provide qualifying depositors a liquidation interest (exchanged for the liquidation interests such persons had in Blue Foundry, MHC) after the conversion in the event of a complete liquidation of Blue Foundry Bancorp and Blue Foundry Bank or a liquidation solely of Blue Foundry Bank. Specifically, in the unlikely event that either (i) Blue Foundry Bank or (ii) Blue Foundry Bancorp and Blue Foundry Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of December 31, 2019 and March 31, 2021 of their interests in the liquidation account maintained by Blue Foundry Bancorp. Also, in a complete liquidation of both entities, or of Blue Foundry Bank only, when Blue Foundry Bancorp has insufficient assets (other than the stock of Blue Foundry Bank) to fund the liquidation account distribution owed to Eligible Account Holders, and Blue Foundry Bank has positive net worth, then Blue Foundry Bank shall immediately make a distribution to fund Blue Foundry Bancorp’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by Blue Foundry Bancorp as adjusted from time to time pursuant to the plan of conversion and federal regulations. If Blue Foundry Bancorp is completely liquidated or sold apart from a sale or liquidation of Blue Foundry Bank, then the Blue Foundry Bancorp liquidation account will cease to exist and Eligible Account Holders will receive an equivalent interest in the Blue Foundry Bank liquidation account, subject to the same rights and terms as the Blue Foundry Bancorp liquidation account.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board, Blue Foundry Bancorp will transfer, or upon the prior written approval of the Federal Reserve Blue Foundry Bancorp may transfer, the liquidation account and the depositors’ interests in such account to Blue Foundry Bank and the liquidation account shall thereupon be subsumed into the liquidation account of Blue Foundry Bank.

Under the rules and regulations of the Federal Reserve Board, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which Blue Foundry Bancorp or Blue Foundry Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Blue Foundry Bank on December 31, 2019 or March 31, 2021, respectively, equal to the proportion that the balance of such account holder’s deposit account on December 31, 2019 or March 31, 2021, respectively, bears to the balance of all deposit accounts of all Eligible Account Holders and Supplemental Eligible Account Holders in Blue Foundry Bank on such dates.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on December 31, 2019 or March 31, 2021, or any other annual closing date, then the liquidation account as well as the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositors. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to shareholders.

Material Income Tax Consequences

Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to the federal and state income tax consequences of the conversion to Blue Foundry, MHC, Blue Foundry Bancorp–NJ, Blue

Foundry Bank, Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors. Unlike private letter rulings, an opinion of counsel or tax advisor is not binding on the Internal Revenue Service or any state taxing authority, and those authorities may disagree with the opinions. In the event of a disagreement, there can be no assurance that Blue Foundry Bancorp or Blue Foundry Bank would prevail in a judicial proceeding.

Blue Foundry, MHC, Blue Foundry Bancorp–NJ, Blue Foundry Bank and Blue Foundry Bancorp have received an opinion of counsel, Luse Gorman, PC, regarding all of the material federal income tax consequences of the conversion, which includes the following:

1.	The merger of Blue Foundry, MHC with and into Blue Foundry Bancorp–NJ will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.

The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Blue Foundry, MHC for liquidation interests in Blue Foundry Bancorp–NJ will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.

None of Blue Foundry, MHC, Blue Foundry Bancorp–NJ, Eligible Account Holders nor Supplemental Eligible Account Holders will recognize any gain or loss on the transfer of the assets of Blue Foundry, MHC to Blue Foundry Bancorp–NJ and the assumption by Blue Foundry Bancorp–NJ of Blue Foundry, MHC’s liabilities, if any, in constructive exchange for liquidation interests in Blue Foundry Bancorp–NJ.

4.

The basis of the assets of Blue Foundry, MHC (other than stock in Blue Foundry Bancorp–NJ) and the holding period of the assets to be received by Blue Foundry Bancorp–NJ will be the same as the basis and holding period of such assets in Blue Foundry, MHC immediately before the exchange.

5.

The merger of Blue Foundry Bancorp–NJ with and into Blue Foundry Bancorp will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Blue Foundry Bancorp–NJ nor Blue Foundry Bancorp will recognize gain or loss as a result of such merger.

6.

The basis of the assets of Blue Foundry Bancorp–NJ and the holding period of such assets to be received by Blue Foundry Bancorp will be the same as the basis and holding period of such assets in Blue Foundry Bancorp–NJ immediately before the exchange.

7.

Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Blue Foundry Bancorp–NJ for interests in the liquidation account in Blue Foundry Bancorp.

8.

The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in Blue Foundry Bancorp–NJ for interests in the liquidation account established in Blue Foundry Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

9.

It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Blue Foundry Bancorp common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Depositors upon distribution to them of nontransferable subscription rights to purchase shares of Blue Foundry Bancorp common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

10.

It is more likely than not that at the effective date of the conversion the fair market value of the benefit provided by the liquidation account of Blue Foundry Bank supporting the payment of the Blue Foundry Bancorp liquidation account in the event either Blue Foundry Bank (Blue Foundry Bancorp and Blue Foundry Bank) were to liquidate after the conversion (including a liquidation of Blue Foundry Bank or Blue Foundry Bank and Blue Foundry Bancorp following a purchase and assumption transaction with a credit union) when Blue Foundry Bancorp lacks sufficient net assets to pay the liquidation account distribution due is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Blue Foundry Bank liquidation account as of the effective date of the conversion.

11.

It is more likely than not that the basis of the shares of Blue Foundry Bancorp common stock purchased in the stock offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the Blue Foundry Bancorp common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

12.	No gain or loss will be recognized by Blue Foundry Bancorp on the receipt of money in exchange for Blue Foundry Bancorp common stock sold in the stock offering.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to Blue Foundry, MHC, Blue Foundry Bancorp–NJ, Blue Foundry Bank, Blue Foundry Bancorp and persons receiving subscription rights. With respect to items 9 and 11 above, Luse Gorman, PC noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Luse Gorman, PC also noted that RP Financial, LC. has issued a letter that the subscription rights have no ascertainable fair market value. Luse Gorman, PC also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman, PC believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on the distribution of such rights. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to item 10 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to a liquidation of a solvent bank and/or holding company (other than as set forth below); (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Blue Foundry Bank are reduced; (iv) holders of an interest in a liquidation account have received payments of their interests in very few instances (out of hundreds of transactions involving mergers, acquisitions and the purchase of assets and assumption of liabilities of holding companies and subsidiary banks) and these instances involved the purchase and assumption of a bank’s assets and liabilities by a credit union; and (v) the Blue Foundry Bank liquidation account payment obligation arises only if Blue Foundry Bancorp lacks sufficient assets to fund the liquidation account or if Blue Foundry Bank (or Blue Foundry Bank and Blue Foundry Bancorp) enters into a transaction to transfer Blue Foundry Bank’s assets and liabilities to a credit union.

In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Blue Foundry Bank liquidation account supporting the payment of the liquidation account if (i) Blue Foundry Bancorp lacks sufficient net assets or (ii) Blue Foundry Bank (or Blue Foundry Bank and Blue Foundry Bancorp) enters into a transaction to transfer Blue Foundry Bank’s assets and liabilities to a credit union, does not have any economic value at the time of the conversion. Based on the foregoing, Luse Gorman, PC believes it is more likely than not that such rights in the Blue Foundry Bank liquidation account have no value. If such rights are subsequently found to have an economic value as of the effective time of the conversion, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the conversion.

The opinion of Luse Gorman, PC, unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed conversion and stock offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from Crowe LLP that the New Jersey state income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the Securities and Exchange Commission as exhibits to Blue Foundry Bancorp’s registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion

All shares of common stock purchased in the stock offering by a director or certain officers of Blue Foundry Bank, Blue Foundry Bancorp–NJ, Blue Foundry Bancorp or Blue Foundry, MHC generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the individual. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Blue Foundry Bancorp also will be restricted by the insider trading rules under the Exchange Act.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion, may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

OUR CHARITABLE FOUNDATION

General

In furtherance of our commitment to our local community, we intend to establish a new charitable foundation, The Blue Foundry Charitable Foundation, Inc., in connection with the conversion. The foundation will be established as a non-stock, nonprofit corporation and will be funded with shares of our common stock and cash, as further described below.

By further enhancing our visibility and reputation in our local communities, we believe that our charitable foundation will enhance the long-term value of Blue Foundry Bank’s community banking franchise. The stock offering presents us with a unique opportunity to provide a substantial and continuing benefit to our communities through the charitable foundation.

Purpose of our Charitable Foundation

In connection with the closing of the stock offering, we intend to contribute to our charitable foundation a total of 750,000 shares of our common stock and $1.5 million in cash. The purpose of our charitable foundation is to provide financial support to charitable organizations in the communities in which we operate and will operate in the future and to enable our communities to share in our long-term growth. Our charitable foundation will be dedicated to community activities and the promotion of charitable causes, and may be able to support such activities in ways that are not presently available to us. Our charitable foundation will also support our ongoing obligations to the community under the Community Reinvestment Act.

Funding our charitable foundation with shares of our common stock in addition to cash is also intended to allow our communities to share in our potential growth and success after the stock offering is completed because our charitable foundation will benefit directly from any increases in the value of our shares of common stock. In addition, our charitable foundation will maintain close ties with Blue Foundry Bank, thereby forming a partnership within the communities in which Blue Foundry Bank operates.

Structure of our Charitable Foundation

Our charitable foundation will be incorporated under Delaware law as a non-stock, nonprofit corporation. The articles of organization of our charitable foundation will provide that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Code. The articles of organization will further provide that no part of the net earnings of our charitable foundation will inure to the benefit of, or be distributable to, its depositors, directors or officers or to private individuals.

Our charitable foundation will be governed by a board of directors, initially consisting of at least two individuals that are directors of Blue Foundry Bancorp and Blue Foundry Bank. We will also select one additional person to serve on our charitable foundation’s board of directors who will not be one of our officers or directors and who will have experience with local charitable organizations and grant making. For five years after the stock offering, one seat on our charitable foundation’s board of directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our officers, directors or employees, and at least one seat on our charitable foundation’s board of directors will be reserved for one of Blue Foundry Bank’s directors. Except as described below in “—Regulatory Requirements Imposed on our Charitable Foundation,” on an annual basis, directors of our charitable foundation will elect the board to serve for one-year terms.

The board of directors of our charitable foundation will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of our charitable foundation will at all times be bound by their fiduciary duty to advance our charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which our charitable foundation is established. The directors of our charitable foundation also will be responsible for directing the activities of our charitable foundation, including the management and voting of the shares of our common stock held by our charitable foundation. However, as required by applicable regulations, all shares of our common stock held by our charitable foundation must be voted in the same ratio as all other shares of our common stock on all proposals considered by our shareholders.

Our charitable foundation’s initial place of business will be located at our administrative headquarters. The board of directors of our charitable foundation will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliate restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the regulations of the Federal Reserve governing transactions between Blue Foundry Bank and our charitable foundation.

Capital for our charitable foundation will come from:

(1)	any dividends that may be paid on our shares of common stock in the future;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; or

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Code, our charitable foundation will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets.

Tax Considerations

We believe that an organization created for the above purposes should qualify as a Section 501(c)(3) exempt organization under the Code and should be classified as a private foundation. Our charitable foundation will submit a timely request to the Internal Revenue Service to be recognized as an exempt organization. As long as our charitable foundation files its application for tax-exempt status within 27 months of the last day of the month in which it was organized, and provided the Internal Revenue Service approves the application, its effective date as a Section 501(c)(3) organization will be the date of its organization.

Blue Foundry Bancorp and Blue Foundry Bank are authorized by federal law to make charitable contributions. We believe that the stock offering presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact to our shareholders of the contribution of shares of common stock to our charitable foundation.

We believe that we should be entitled to a federal tax deduction in the amount of the fair market value of the stock at the time of the contribution. We are permitted to deduct for charitable purposes only an amount equal to 10% of our annual taxable income in any one year. We are permitted under the Code to carry the excess contribution over the five-year period following the contribution to our charitable foundation. We estimate that at all levels of the offering range, the contribution should be deductible for federal tax purposes over the six-year period (i.e., the year in which the contribution is made and the succeeding five-year period). However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to our charitable foundation. In such event, our contribution to our charitable foundation would be expensed without a tax benefit, resulting in a reduction in earnings in the year in which the Internal Revenue Service makes such a determination. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. Any such decision to continue to make additional contributions to our charitable foundation in the future would be based on an assessment of, among other factors, our financial condition at that time, the interests of our shareholders and depositors, and the financial condition and operations of the foundation.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2%. Our charitable foundation will be required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. Our charitable foundation will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on our Charitable Foundation

Applicable regulations impose the following requirements on the establishment of our charitable foundation:

•	the Federal Reserve Board may examine our charitable foundation at the charitable foundation’s expense;

•	our charitable foundation must comply with all supervisory directives imposed by the Federal Reserve Board;

•	our charitable foundation must provide annually to the Federal Reserve Board a copy of the annual report that the charitable foundation submits to the Internal Revenue Service;

•	our charitable foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy;

•	our charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Code; and

•	our charitable foundation must vote its shares of our common stock in the same ratio as all of the other shares voted on each proposal considered by our shareholders.

Within six months of completing the stock offering, our charitable foundation must submit to the Federal Reserve Board a three-year operating plan, conflicts of interest policy, gift instrument, bylaws and certificate of organization.

RESTRICTIONS ON ACQUISITION OF BLUE FOUNDRY BANCORP

Although the board of directors of Blue Foundry Bancorp is not aware of any effort that might be made to obtain control of Blue Foundry Bancorp after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of Blue Foundry Bancorp’s certificate of incorporation to protect the interests of Blue Foundry Bancorp and its shareholders from takeovers which the board of directors might conclude are not in the best interests of Blue Foundry Bank, Blue Foundry Bancorp or Blue Foundry Bancorp’s shareholders.

The following discussion is a general summary of the material provisions of Delaware law, Blue Foundry Bancorp’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. Blue Foundry Bancorp’s certificate of incorporation and bylaws are included as part of Blue Foundry, MHC’s application for conversion filed with the Federal Reserve Board, Blue Foundry Bancorp’s registration statement filed with the Securities and Exchange Commission and Blue Foundry Bancorp’s application filed with the NJDOBI. See “Where You Can Find Additional Information.”

Delaware Law and Certificate of incorporation and Bylaws of Blue Foundry Bancorp

Delaware law, as well as Blue Foundry Bancorp’s certificate of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of shareholders that may discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Blue Foundry Bancorp more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Blue Foundry Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders. Such notice and information requirements are applicable to all shareholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of shareholders can be called by a majority of the whole board of directors or upon the written request of shareholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights. The certificate of incorporation provides that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least eighty percent of the voting power of all of Blue Foundry Bancorp’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Authorized but Unissued Shares. After the conversion, Blue Foundry Bancorp will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Blue Foundry Bancorp Following the Conversion.” The certificate of incorporation authorizes 10,000,000 shares of serial preferred stock. Blue Foundry Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Blue Foundry Bancorp that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Blue Foundry Bancorp. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions.

The certificate of incorporation also provides that the bylaws may be amended by the affirmative vote of a majority of Blue Foundry Bancorp’s directors or by the shareholders by the affirmative vote of at least 80% of the total votes eligible to be cast at a duly constituted meeting of shareholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast.

Business Combinations with Interested Shareholders. Under Delaware law, “business combinations” between Blue Foundry Bancorp and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Delaware law defines an interested shareholder as: (i) any person who beneficially owns 10.0% or more of the voting power of Blue Foundry Bancorp’s voting stock after the date on which Blue Foundry Bancorp had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Blue Foundry Bancorp at any time after the date on which Blue Foundry Bancorp had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of the then-outstanding voting stock of Blue Foundry Bancorp. A person is not an interested shareholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.

After the five-year prohibition, any business combination between Blue Foundry Bancorp and an interested shareholder generally must be recommended by the Board of Directors of Blue Foundry Bancorp and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Blue Foundry Bancorp and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Blue Foundry Bancorp other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if Blue Foundry Bancorp’s common shareholders receive a minimum price, as defined under Delaware law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Evaluation of Offers. The certificate of incorporation of Blue Foundry Bancorp provides that its board of directors, when evaluating a transaction that would or may involve a change in control of Blue Foundry Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Blue Foundry Bancorp and its shareholders and in making any recommendation to the shareholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors.

Purpose and Anti-Takeover Effects of Blue Foundry Bancorp’s Certificate of incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. We believe these provisions are in the best interests of Blue Foundry Bancorp and its shareholders. Our board of directors believes that it will be in the best position to determine the true value of Blue Foundry Bancorp and to negotiate more effectively for what may be in the best interests of all our shareholders. Accordingly, our board of directors believes that it is in the best interests of Blue Foundry Bancorp and all of our shareholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Blue Foundry Bancorp and that is in the best interests of all our shareholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our shareholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining shareholders.

Despite our belief as to the benefits to shareholders of these provisions of Blue Foundry Bancorp’s certificate of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Forum Selection for Certain Stockholder Lawsuits. The Certificate of Incorporation of Blue Foundry Bancorp provides that, unless Blue Foundry Bancorp consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Blue Foundry Bancorp, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Blue Foundry Bancorp to Blue Foundry Bancorp or Blue Foundry Bancorp’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Because this provision permits claims to be brought in federal courts located in the state of Delaware, this provision would apply to a claim made under the U.S. federal securities laws where there is exclusive federal jurisdiction for such a claim, although there is uncertainty as to whether a court would enforce such provision and a shareholder of Blue Foundry Bancorp cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Under the Certificate of Incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Blue Foundry Bancorp shall be deemed to have notice of and consented to the exclusive forum provisions of the Certificate of Incorporation. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Federal Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with Blue Foundry Bancorp, the issuer has registered securities under Section 12 of the Exchange Act. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

DESCRIPTION OF CAPITAL STOCK OF BLUE FOUNDRY BANCORP FOLLOWING THE CONVERSION

General

Blue Foundry Bancorp is authorized to issue 70,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Blue Foundry Bancorp currently expects to issue in the stock offering up to 28,522,500 shares of common stock, at the adjusted maximum of the offering range (which number includes 750,000 shares expected to be contributed to the charitable foundation). Blue Foundry Bancorp will not issue shares of preferred stock in the conversion. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. Blue Foundry Bancorp may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if Blue Foundry Bancorp’s assets are less than the amount necessary to satisfy the requirement set forth above, Blue Foundry Bancorp may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by Blue Foundry Bancorp is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce Blue Foundry Bancorp’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Blue Foundry Bancorp will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Blue Foundry Bancorp issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon completion of the stock offering, the holders of common stock of Blue Foundry Bancorp will have exclusive voting rights in Blue Foundry Bancorp. They will elect Blue Foundry Bancorp’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Blue Foundry Bancorp’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Blue Foundry Bancorp issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

As a New Jersey-chartered stock savings bank, corporate powers and control of Blue Foundry Bank are vested in its board of directors, who elect the officers of Blue Foundry Bank and who fill any vacancies on the board of directors. Voting rights of Blue Foundry Bank are vested exclusively in the owners of the shares of capital stock of Blue Foundry Bank, which will be Blue Foundry Bancorp, and voted at the direction of Blue Foundry Bancorp’s board of directors. Consequently, the holders of the common stock of Blue Foundry Bancorp will not have direct control of Blue Foundry Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Blue Foundry Bank, Blue Foundry Bancorp, as the holder of 100% of Blue Foundry Bank’s capital stock, would be entitled to receive all assets of Blue Foundry Bank available for distribution, after payment or provision for payment of all debts and liabilities of Blue Foundry Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of Blue Foundry Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Blue Foundry Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Blue Foundry Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of Blue Foundry Bancorp’s authorized preferred stock will be issued as part of the stock offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for Blue Foundry Bancorp’s common stock is Continental Stock Transfer & Trust Company, New York, New York.

EXPERTS

The consolidated financial statements of Blue Foundry Bancorp and Subsidiary as of December 31, 2020 and 2019, and for each of the years then ended, have been included herein and in the registration statement in reliance upon the reports of Crowe LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and stock offering and its letters with respect to subscription rights and the liquidation accounts.

LEGAL MATTERS

Luse Gorman, PC, Washington, D.C., counsel to Blue Foundry Bancorp, Blue Foundry, MHC, Blue Foundry Bancorp–NJ and Blue Foundry Bank, has issued to Blue Foundry Bancorp its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. Crowe LLP, New York, New York, has provided an opinion to us regarding the New Jersey income tax consequences of the conversion. Certain legal matters will be passed upon for KBW and, in the event of a syndicated community offering or firm commitment underwritten public offering, for any other co-managers, by Hogan Lovells US LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Blue Foundry Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report, which is an exhibit to the registration statement, can be examined without charge through the Securities and Exchange Commission’s web site (www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Blue Foundry Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

We have filed an application with the NJDOBI with respect to the conversion. This prospectus omits certain information contained in such application. The non-confidential portions of the application may be inspected, without charge, at the offices of the NJDOBI, 20 West State Street, Trenton, New Jersey 08625.

Blue Foundry, MHC has filed with the Board of Governors of the Federal Reserve System an application with respect to the conversion, and Blue Foundry Bancorp has filed with the Board of Governors of the Federal Reserve System an application with respect to its acquisition of Blue Foundry Bank. This prospectus omits certain information contained in those applications. The applications may be inspected, without charge, at the offices of the Board of Governors of the Federal Reserve System, 20th Street and Constitution Avenue, NW, Washington, DC 20551 and at the Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045. The plan of conversion is available, upon request, at each of Blue Foundry Bank’s offices.

In connection with the stock offering, Blue Foundry Bancorp will register its common stock under Section 12(b) of the Exchange Act and, upon such registration, Blue Foundry Bancorp and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the plan of conversion, Blue Foundry Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the stock offering

BLUE FOUNDRY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2020 and 2019

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

BLUE FOUNDRY BANCORP

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Blue Foundry Bancorp and Subsidiary

Rutherford, New Jersey

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Foundry Bancorp and Subsidiary (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2012.

New York, New York

March 10, 2021

BLUE FOUNDRY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2020 and 2019

	2020	2019
ASSETS
Cash and cash equivalents	$316,444,857	$124,034,058
Securities available for sale, at fair value	244,587,050	204,407,508
Equity securities	—	4,163,329
Assets held for sale, at fair value	5,294,814	—
Securities held to maturity (fair value of $6,978,424 at December 31, 2020 and $9,544,384 at December 31, 2019)	7,004,751	9,510,471
Restricted stock, at cost	16,860,010	15,411,310
Loans receivable, net of allowance of $16,959,000 and $14,500,000 as of December 31, 2020 and 2019, respectively	1,267,114,205	1,409,775,686
Real estate owned, net	623,575	2,013,575
Interest and dividends receivable	5,749,062	5,393,686
Premises and equipment, net	19,569,257	32,270,263
Right-of-use assets	24,878,009	—
Goodwill	—	15,459,750
Bank owned life insurance	21,185,831	20,870,796
Other assets	13,234,648	10,833,774

Total assets	$1,942,546,069	$1,854,144,206

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits	$1,356,184,116	$1,295,047,873
Advances from the FHLB	329,400,000	296,900,000
Advances by borrowers for taxes and insurance	10,841,364	12,207,151
Lease liabilities	25,535,312	—
Other liabilities	14,984,759	12,368,460

Total liabilities	1,736,945,551	1,616,523,484
Shareholders’ equity
Common stock $0.10 par value; 20,000,000 shares authorized; 100,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	822,122	822,122
Retained earnings	205,799,396	237,305,600
Accumulated other comprehensive loss	(1,031,000)	(517,000)

Total shareholders’ equity	205,600,518	237,620,722

Total liabilities and shareholders’ equity	$1,942,546,069	$1,854,144,206

BLUE FOUNDRY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2020 and 2019

	2020	2019
Interest income:
Loans	$54,125,413	$58,655,532
Taxable investment income	6,871,434	5,183,510
Non-taxable investment income	627,903	987,940

Total interest income	61,624,750	64,826,982
Interest expense:
Deposits	15,880,819	16,785,980
Other borrowed funds	6,676,110	5,119,632

Total interest expense	22,556,929	21,905,612

Net interest income	39,067,821	42,921,370
Provision for loan losses	2,518,327	1,265,000

Net interest income after provision for loan losses	36,549,494	41,656,370
Noninterest income:
Fees and service charges	1,739,000	2,063,363
Gain (loss) on sales and calls of securities available for sale	68,538	107,251
Gain (loss) on equity securities	(230)	119,378
(Loss) gain on premises and equipment	—	246
Write-down of REO	(1,390,000)	—
Other	789,371	330,844

Total other income	1,206,679	2,621,082
Noninterest expense:
Compensation and employee benefits	22,639,063	21,174,993
Occupancy and equipment	6,159,668	5,354,788
Data processing	3,790,333	2,866,094
Advertising	2,635,630	3,280,832
Professional services	8,518,640	1,498,808
Directors fees	493,500	449,400
Federal deposit insurance	325,977	224,267
Goodwill impairment	15,459,750	—
Loss on assets held for sale	12,774,759	—
Provision for commitments and letters of credit	1,311,000	—
Prepayment fees	842,905	—
Other expenses	2,177,101	2,106,846

Total operating expense	77,128,326	36,956,028
(Loss) income before income tax expense	(39,372,153)	7,321,424
Income tax (benefit) expense	(7,865,949)	1,839,149

Net (loss) income	$(31,506,204)	$5,482,275

BLUE FOUNDRY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

Years ended December 31, 2020 and 2019

	2020	2019
Net (loss) income	$(31,506,204)	$5,482,275
Other comprehensive (loss) income:
Unrealized gains on securities available for sale:
Unrealized holding gains arising during the period	4,511,077	1,963,511
Reclassification adjustment for (gains) losses included in net income	(68,538)	(107,251)

	4,442,539	1,856,260
Unrealized losses on cash flow hedge:
Reclassification adjustment for losses (gains) included in net income	752,413	(61,147)
Unrealized holding loss arising during the period	(5,795,631)	(440,277)

	(5,043,218)	(501,424)
Defined benefit plans:
Net loss arising during the period	(439,051)	(281,316)
Prior service credit recognized due to plan amendment / curtailment (see Note 14)	—	(994,351)
Gain recognized due to settlement (see Note 14)	—	(19,874)
Reclassification adjustment for amortization of:
Prior service benefit	—	175,758
Net actuarial loss	188,553	180,160

	(250,498)	(939,623)
Total tax effect	337,177	(115,613)

Total other comprehensive (loss) income	(514,000)	299,600

Comprehensive (loss) income	$(32,020,204)	$5,781,875

BLUE FOUNDRY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2020 and 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2019	$10,000	$822,122	$231,823,325	$(816,600)	$231,838,847
Net income	—	—	5,482,275	—	5,482,275
Other comprehensive income	—	—	—	299,600	299,600

Balance at December 31, 2019	10,000	822,122	237,305,600	(517,000)	237,620,722
Net loss	—	—	(31,506,204)	—	(31,506,204)
Other comprehensive loss	—	—	—	(514,000)	(514,000)

Balance at December 31, 2020	$10,000	$822,122	$205,799,396	$(1,031,000)	$205,600,518

BLUE FOUNDRY BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net (loss) income	$(31,506,204)	$5,482,275
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	1,924,966	1,918,847
Change in right-of-use assets	1,589,189	—
Amortization (accretion) of:
Deferred loan fees, costs, and discounts, net	994,964	900,958
Premiums and discounts on securities	308,769	179,238
Goodwill impairment	15,459,750	—
Deferred income tax (benefit) expense	(6,445,029)	826,285
Dividends reinvested in CRA fund	(14,709)	(95,201)
(Gain) loss on fair value of equity securities	230	(119,378)
Provision for loan losses	2,518,327	1,265,000
(Gain) loss on sales and calls of securities	(68,538)	(107,251)
Loss (gain) on assets held for sale	12,774,759	—
Write-down of REO	1,390,000	—
Increase in BOLI cash surrender value	(595,317)	(131,481)
(Increase) decrease in interest and dividends receivable	(355,376)	34,748
Change in lease liabilities	(931,884)	—
(Increase) decrease in other assets	996,789	(901,484)
Increase (decrease) in other liabilities	707,124	(3,818,439)

Net cash provided by operating activities	(1,252,190)	5,434,117
Cash flows from investing activities
Net decrease (increase) in loans	139,148,190	52,212,291
Purchases of securities available for sale	(128,568,975)	(121,496,896)
Proceeds from sale of equity securities	4,177,808	—
Purchases of securities held to maturity	—	(7,010,471)
Proceeds from sales and calls of securities available for sale	13,235,000	27,179,212
Principal payments and maturities on securities available for sale	79,362,462	13,159,697
Proceeds from maturing of HTM securities	2,500,000	—
Purchase of restricted stock	(1,448,700)	(4,549,400)
Purchase of Bank owned life insurance	—	(15,000,000)
Proceeds from death benefit of Bank owned life insurance	280,282	—
Purchases of premises and equipment	(7,293,533)	(2,204,471)

Net cash used in investing activities	101,392,534	(57,710,038)
Cash flows from financing activities
Net increase (decrease) in deposits	61,136,242	41,653,505
Proceeds of advances from FHLB	621,000,000	539,900,000
Repayments of advances from FHLB	(588,500,000)	(439,500,000)
Net (decrease) increase in advances by borrowers for taxes and insurance	(1,365,787)	(197,985)

Net cash provided by (used in) financing activities	92,270,455	141,855,520

Net increase in cash and cash equivalents	192,410,799	89,579,599
Cash and cash equivalents at beginning of year	124,034,058	34,454,459

Cash and cash equivalents at end of year	$316,444,857	$124,034,058

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$22,569,374	$21,700,129
Income taxes	167,000	1,617,000
Supplemental noncash disclosures
Transfers of assets to held for sale	$5,695,471	$—
Lease liabilities arising from obtaining right-of-use assets	26,467,199	—

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Blue Foundry Bancorp (the “Company”, formerly Boiling Springs Bancorp), and its wholly owned subsidiary, Blue Foundry Bank (the “Bank”), and the Bank’s wholly owned subsidiaries, Blue Foundry Service Corp., Rutherford Center Development Corp., Blue Foundry Investment Company (collectively, the “Company”). The Company’s name change was effective July 1, 2019. All significant intercompany accounts and transactions have been eliminated in consolidation. Blue Foundry Bancorp owns 100% of the common stock of Blue Foundry Bank. Blue Foundry, MHC, a New Jersey-chartered mutual holding company, (the “Corporation”), owns all of the common stock of the Company, Blue Foundry, MHC is not consolidated in these financial statements.

Basis of Financial Statement Presentation: The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates.

Subsequent Events: On January 20, 2021, the Board of Directors of Blue Foundry Mutual Holding Company adopted a plan for its conversion to a fully stock holding company structure. According to the plan, Blue Foundry Bancorp, which is currently the mid-tier stock holding company subsidiary of Blue Foundry MHC and owns all of Blue Foundry Bank’s common stock, will be succeeded by a Delaware corporation, which will be named Blue Foundry Bancorp, and which will own all of Blue Foundry Bank’s common stock after the conversion. The plan of conversion is subject to the approval of the Federal Reserve Board, the New Jersey Department of Banking and Insurance and at least a majority of the votes eligible to be cast by depositors eligible to vote at a special meeting of depositors

Cash and Cash Equivalents: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days.

Securities: Debt securities that are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities available for sale are excluded from earnings with unrealized holding gains and losses reported in other comprehensive income, net of tax, until realized. Securities available for sale are those which management intends to use as part of its asset/liability management strategy and which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate risk. Gains and losses on sales are recognized on a trade-date basis using the specific identification method.

Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For debt securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Equity Securities: Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives: At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income. As of December 31, 2020, and December 31, 2019 the Company’s derivatives are all cash flow hedges.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to a specific firm commitments or forecasted transactions.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

The Company is exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. All the contracts to which the Company is a party settle monthly or quarterly. In addition, the Company obtains collateral above certain thresholds of the fair value of its hedges for each counterparty based upon their credit standing and the Company has netting agreements with the dealers with which it does business.

Restricted Stock: Restricted Stock consists primarily of membership and activity-based shares in the Federal Home Loan Bank of New York (“FHLB”). The Bank is a member of the Federal Home Loan Bank of New York. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Receivable: Loans receivable are stated at unpaid principal balance, net of deferred fees, costs, and discounts, and the allowance for loan losses. Interest on loans is recognized based upon the principal amount outstanding. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the individual loans, adjusted for actual prepayments.

For all loan classes, the accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes more than 90 days delinquent or when certain factors indicate reasonable doubt as to the ability of the borrower to meet

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

contractual principal and/or interest obligations. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed and income is recognized subsequently only in the period received, provided the remaining principal balance is deemed collectible. A non-accrual loan is not returned to an accrual status until principal and interest payments are brought current and factors indicating doubtful collection no longer exist.

Principal and interest payments received on non-accrual loans for which the remaining principal balance is not deemed collectible are applied as a reduction to principal and interest income is not recognized. If the principal balance on the loan is later deemed collectible and the loan is returned to accrual status, any interest payments that were applied to principal while on non-accrual are recorded as an unearned discount on the loan, classified as deferred fees, costs and discounts, and are recognized into interest income using the level-yield method over the remaining contractual life the individual loan, adjusted for actual prepayments.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable and reasonably estimable incurred credit losses in the loan portfolio as of the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required for all portfolio segments using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component of the allowance relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance (generally $400,000 or less) homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment. Impaired loans also include all non-accrual non-residential, multifamily, and construction and land loans, and troubled debt restructurings.

Troubled debt restructured loans are those loans whose terms have been modified such that a concession has been granted because of deterioration in the financial condition of the borrower. Modifications could include extension of the terms of the loan, reduced interest rates, and forgiveness of accrued interest and/or principal. Once an obligation has been classified a troubled debt restructuring, it continues to be considered a troubled debt restructuring and is individually evaluated for impairment until paid in full. For a cash flow dependent loan, the Company records an impairment charge equal to the difference between the present value of the estimated future cash flows under the restructured terms discounted at the loans original effective interest rate, and the original loan’s carrying amount. For a collateral dependent loan, the Company records an impairment when the current estimated fair value, net of estimated costs to sell when necessary, of the property that collateralizes the impaired loan is less than the recorded investment in the loan.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is a quantitative factor determined by portfolio segment and is based on the actual loss history experienced by the Company. These factors include consideration of the following:

•	Changes in lending policies and procedures, including underwriting standards, collections, and internal loan review practices;

•	Changes in the nature and volume of the portfolio – increase (decrease) in portfolio category;

•	Changes in the volume and severity of past due loans – increase (decrease) in loans past due and on non-accrual;

•	Changes in the volume and severity of past due loans – increase (decrease) in classified loans;

•	Changes in the ratings for loans from Pass to Watch to Special Mention to Substandard;

•	Management assessment based on historical Bank performance and peer market data for Probability-Driven Loss Given Default (PD/LGD) for each loan type, weighted by:

•	State of the local economy, including regional economic conditions;

•	Local and regional unemployment;

•	Delinquency and foreclosure rates in the local market;

•	Valuations and level of activity in the local housing market;

•

Other factors, including local and federal government intervention in economic situations which could support or impair credit and valuation, and broader macroeconomic considerations, as well as evolving marketplace, regulatory and legal risk factors.

The loan portfolio is categorized according to collateral type, loan purpose, lien position, or borrower type (i.e., commercial, consumer). The categories used include residential one-to-four family, multifamily, non-residential, construction and land, junior liens, commercial and industrial (consisting of Paycheck Protection Program, or “PPP”, loans), and consumer and other.

Real Estate Owned (REO): Real estate owned consists of properties acquired in foreclosure actions or in settlement of loans and real estate held for investment purposes. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Real estate acquired in foreclosure, or in lieu thereof, is initially recorded at fair value, as generally determined by independent appraisals, less estimated costs to sell. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell.

When a property is acquired and there is a collateral deficiency, the excess of the loan balance over fair value is charged off through the allowance for loan losses. In instances where the fair value exceeds the loan balance, a recovery to the allowance for loan losses is recorded up to an amount equal to any previous charge-offs taken on the loan, with any excess remaining recorded as a gain on REO through the statement of operations. Subsequent costs directly related to the completion of construction or improvement of the real estate are capitalized to the extent realizable. Carrying costs, such as maintenance and taxes, are charged to operations as incurred. In addition, rental income collected on REO is recognized as income when received.

The Company evaluates its real estate held for investment based upon projected future cash flows of the underlying properties. Based upon the projected future cash flows, an impairment loss is recognized if the carrying amount of the real estate is not recoverable and exceeds fair value.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Premises and equipment, including leasehold improvements, are generally stated at cost less accumulated depreciation, amortization and fair value adjustments. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or leases. Repair and maintenance items are expensed and improvements are capitalized. Construction in process represents costs incurred to develop properties for future use. In March 2020, certain Bank-owned premises were classified as held-for-sale, which requires the assets to be carried at the lower of cost or fair value, as management changed its intent on continued occupancy at the existing headquarters. As a result, a loss of $12.8 million ($12.8MM) was recorded on Premises and Equipment. These changes represent market-based measures of the current value of those properties but are subject to change as any contemplated transaction is finalized.

Leases and Lease Obligations: The Company enters into leases in the normal course of business primarily for financial centers, administrative and office operations locations, and information technology equipment. The Company’s leases have remaining terms ranging from less than 1 to 15 years, some of which include renewal or termination options to extend the lease for up to 10 years. The Company’s leases do not include residual value guarantees or covenants. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company’s balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company’s incremental borrowing rate is based on the FHLB advance rate, adjusted for the lease term and other factors.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key individuals. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations represents the excess of the purchase price over the fair value of the net assets of the businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are tested for impairment at least annually or more frequently if events and circumstances exists that indicate that an impairment test should be performed. The Company has selected April 30 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on the Company’s statement of financial condition. For the year ended December 31, 2019 no impairment of goodwill was recorded. For the year ended December 31, 2020, goodwill of $15,459,750 was impaired based on a multi-factor quantitative assessment which resulted in the carrying amount of goodwill exceeding its fair value. After that impairment, there is no remaining goodwill.

Income Taxes: Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced by a valuation allowance for the amount of the deferred tax asset that is more likely than not to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in other operating expenses.

Retirement Benefits: Effective January 1, 2020 the Defined Benefit Plan adopted by the Company has been amended to freeze the plan, eliminating all future benefit accruals. The plan was a noncontributory, defined benefit, multiemployer pension plan which covered employees who meet certain eligibility requirements of the plan. Pension plan costs, based upon actuarial assumptions of current and future benefits for employees, are charged to expense and are funded based on the maximum amount that can be deducted for federal income tax purposes.

The Company provides certain healthcare benefits, subject to certain limitations, to eligible retirees, based upon years of service and a retirement date prior to January 1, 2019. The Company also provides supplemental retirement benefits to certain directors. The Company measures the cost of these benefits based upon various estimates and assumptions. Costs are recognized as directors render service.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on both securities available for sale and derivatives, net of the related tax effect. Also included are changes in the funded status of the Company’s defined benefit plans, net of the related tax effect, which are recognized as separate components of shareholders’ equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Impact of COVID-19: During 2020, economies throughout the world have been severely disrupted by the effects of the quarantines, business closures, and the reluctance of individuals to leave their homes as a result of the outbreak of the novel coronavirus (COVID-19). Our primary market area of New Jersey became part of several epicenters of the COVID-19 pandemic. The full impact of COVID-19 is unknown and evolving. The outbreak and any preventative or protective actions that Blue Foundry or its customers have taken or may take in respect of this virus may result in extended periods of disruption to the Bank, its customers, service providers, and third parties. As of December 31, 2020, the Bank evaluated the potential range of impacts from COVID-19 on its significant estimates. These impacts were reflected in the allowance for loan losses through qualitative and quantitative factors, resulting in additional provision expense. In addition, the Bank capital ratios were in excess of all regulatory requirements.

The extent to which COVID-19 impacts the Bank’s results will depend on future developments, which are highly uncertain and cannot be predicted. Banking and financial services have been designated essential businesses; therefore, the Bank’s operations are continuing, subject to certain modifications to business practices imposed to safeguard the health and wellness of the Bank’s customers and employees, and to comply with applicable government directives.

The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), enacted in March 2020, permits residential and multifamily mortgage borrowers with federally backed mortgages to request payment forbearance for up to six months or 30 days, respectively, under a streamlined process if the borrower is experiencing a financial hardship due to the COVID-19

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

national emergency. The borrower may request an extension of these forbearance periods, for up to an additional six months for residential borrowers and 60 days for multifamily borrowers. Residential mortgage borrowers with federally backed mortgages, and tenants of multifamily borrowers that receive forbearance under these provisions, also benefit from certain foreclosure and eviction protections. For these purposes, federally backed mortgages include those guaranteed by the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), the Federal Housing Administration or the Veterans Administration.

Section 4013 of the CARES Act permits financial institutions to temporarily suspend the requirements under GAAP to categorize loan modifications related to the COVID-19 pandemic as a troubled debt restructuring (TDR), and the determination of such a loan modification as being a TDR. The federal banking agencies, along with the Consumer Financial Protection Bureau (CFPB) and the National Credit Union Administration, in April 2020, released an interagency statement that, among other things, clarifies the agencies’ views on TDRs, including the interaction between agency guidance on TDRs and the CARES Act. We are following the provisions within the CARES Act and interagency statement when evaluating our COVID-19 related loan modification requests. Loans that have been restructured for COVID-19 related hardships and meet certain criteria under the CARES Act are not identified as TDRs and reported as current during the payment deferral period. The Bank’s policy is to continue to accrue interest during the payment deferral period.

During 2020, the Company waived $5,100 in deposit account fees, $9,181 of early withdrawal fees and $43,378 in loan late fees while providing forbearance to 479 customers for $249,763,845 in loan balances. As of December 31, 2020, no loans were in forbearance.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders’ equity.

Adoption of New Accounting Standards:

Effective January 1, 2020, the Company adopted ASU No. 2016-02, “Leases (Topic 842)” which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. . The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard permits entities to use an optional transition method which allows an entity to continue to use guidance from ASC 840 in the comparative periods presented in the adoption year of ASC 842. The optional election also allows entities to utilize several practical expedients including the recognition of a cumulative-effect adjustment to the opening balance of retained earnings in the adoption year. Since all leases at the Company were accounted for as operating leases under ASC 840 and are still considered to be operating leases under ASC 842, no adjustment was needed to retained earnings as of the beginning of the period. Other practical expedients utilized included:

•	Carry over of historical lease determination and lease classification conclusions

•	Carry over of historical initial direct cost balances for existing leases

•	Accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $6 million and operating lease liabilities of $6 million as of January 1, 2020. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company’s incremental borrowing rate at the later of the date of adoption or the date of the lease. There was no material impact to the timing of expense or income recognition in the Company’s Consolidated Income Statements. Disclosures about the Company’s leasing activities are presented in Note 5 – Property, Plant & Equipment.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Not Yet Adopted:

The FASB issued, but the Company has not yet adopted, ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” to replace the incurred loss model for loans and other financial assets with an expected loss models, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized costs, including loan receivables and held-to maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in certain leases recognized by a lessor. In addition, the amendments in Topic 326 require credit losses on available-for-sale to be presented as a valuation allowance rather than a direct write-down on the basis of the securities. The Company is required to adopt this standard on January 1, 2023. At this time, the Company cannot reasonably estimate the impact that the adoption of CECL will have on the financial statements, but is in process of developing a methodology to implement the standard.

NOTE 2 – SECURITIES

The amortized cost of securities available for sale and their estimated fair values at December 31, 2020 and 2019, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2020
Available for sale
U.S. Treasury Note	$9,988,950	$10,670	$—	$9,999,620
Corporate Bonds	57,478,206	1,863,097	—	59,341,303
U.S. Government agency obligations	19,786,732	89,063	(201,311)	19,674,484
Obligations issued by U.S. states and their political subdivisions	23,279,919	1,515,338	—	24,795,257
Mortgage-backed securities:
Residential one-to-four family	71,773,423	951,160	(7,749)	72,716,834
Multifamily	56,563,233	1,498,480	(2,161)	58,059,552

Total available-for-sale	$238,870,463	$5,927,808	$(211,221)	$244,587,050

December 31, 2019
Available for sale
U.S. Treasury Note	$19,034,327	$7,544	$—	$19,041,871
Corporate Bonds	24,064,064	341,003	—	24,405,067
U.S. Government agency obligations	18,815,592	16,170	(224,760)	18,607,002
Obligations issued by U.S. states and their political subdivisions	34,921,252	1,057,572	—	35,978,824
Mortgage-backed securities:
Residential one-to-four family	47,676,379	141,417	(92,285)	47,725,511
Multifamily	58,621,847	236,471	(209,085)	58,649,233

Total available-for-sale	$203,133,461	$1,800,177	$(526,130)	$204,407,508

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 – SECURITIES (Continued)

The amortized cost of securities held to maturity and their estimated fair values at December 31, 2020 and 2019, are as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value
December 31, 2020
Held-to-maturity
Collateralized loan obligations	$7,004,751	$—	$(26,327)	$6,978,424

Total held-to-maturity	$7,004,751	$—	$(26,327)	$6,978,424

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value
December 31, 2019
Held-to-maturity
Corporate bonds	$2,500,000	$50,000	$—	$2,550,000
Collateralized loan obligations	7,010,471	—	(16,087)	6,994,384

Total held-to-maturity	$9,510,471	$50,000	$(16,087)	$9,544,384

Proceeds from sales and calls of available-for-sale securities totaled $13,235,000 in 2020 and $27,179,212 in 2019.

Gross realized gains on sales and calls of available for sale securities totaled $70,119 in 2020 and $202,043 in 2019. Gross realized losses on sales and calls of securities totaled $1,581 in 2020 and $94,792 in 2019. There were no OTTI charges in 2020 or 2019.

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with without call or prepayment penalties. Securities not due at a single maturity date are shown separately:

	Amortized Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$16,648,156	$16,691,848
Due from one year to five years	60,386,800	62,714,857
Due from five to ten years	28,518,083	29,537,209
Due after ten years	4,980,768	4,866,750
Mortgage-backed securities	128,336,656	130,776,386

Total	$238,870,463	$244,587,050

Held-to-maturity
Due in one year or less	$7,004,751	$6,978,424
Total	$7,004,751	$6,978,424

Expected maturities on mortgage-backed securities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity are shown separately.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 – SECURITIES (Continued)

The following tables summarize available-for-sale securities with unrealized losses at December 31, 2020 and 2019, aggregated by major security type and length of time in a continuous loss position.

	Less than 12 Months		12 Months or More		Total
	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
December 31, 2020
Available for sale U.S. Government agency obligations	(53,908)	3,558,775	(147,403)	10,013,961	(201,311)	13,572,736
Mortgage-backed securities: Residential one-to-four family	(6,560)	3,227,889	(1,189)	115,281	(7,749)	3,343,170
Multifamily	(1,935)	738,241	(226)	313,145	(2,161)	1,051,386

Total available-for-sale	$(62,403)	$7,524,905	$(148,818)	$10,442,387	$(211,221)	$17,967,292

December 31, 2019
Available for sale U.S. Government agency obligations	(22,528)	6,817,097	(202,231)	4,775,550	(224,760)	11,592,647
Mortgage-backed securities: Residential one-to-four family	(32,827)	10,008,920	(59,458)	6,190,891	(92,285)	16,199,811
Multifamily	(208,339)	30,770,890	(746)	471,491	(209,085)	31,242,381

Total available-for-sale	$(263,694)	$47,596,907	$(262,435)	$11,437,932	$(526,130)	$59,034,840

There was one collateralized loan obligation held to maturity security with a fair value of $2,978,424 in an unrecognized loss position for less than twelve months of $26,327 at December 31, 2020. One collateralized loan obligation held to maturity security with a fair value of $2,994,384, was in an unrecognized loss position of $16,087 at December 31, 2019.

At December 31, 2020, the four U.S. Government agency obligations and five mortgage-backed securities held by the Company in an unrealized loss position were issued by U.S. Government-sponsored entities and agencies, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2020.

Securities pledged at December 31, 2020 and 2019, had a carrying amount of $12,704,336 and $19,350,079 and were pledged to secure public deposits, FHLB Advances, repurchase agreements and derivatives.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3 – LOANS RECEIVABLE, NET

A summary of loans receivable, net at December 31, 2020 and 2019, is as follows:

	2020	2019
Residential one-to-four family	$611,603,065	$766,736,221
Multifamily	427,435,615	459,546,555
Non-residential	128,141,175	127,123,491
Construction and land	33,691,366	34,478,792
Junior liens	23,814,102	28,589,006
Commercial and Industrial (Including PPP)	54,052,968	—
Consumer and other	98,426	123,521

Total loans	1,278,836,717	1,416,597,586
Deferred fees, costs and discounts, net	5,236,488	7,678,100
Allowance for loan losses	(16,959,000)	(14,500,000)

	(11,722,512)	(6,821,900)

Loans receivable, net	$1,267,114,205	$1,409,775,686

The portfolio classes in the above table have unique risk characteristics with respect to credit quality:

•

Payment on multifamily and non-residential mortgages is driven principally by operating results of the managed properties or underlying business and secondarily by the sale or refinance of such properties. Both primary and secondary sources of repayment, and value of the properties in liquidation, may be affected to a greater extent by adverse conditions in the real estate market or the economy in general.

•

Properties underlying construction and land loans often do not generate sufficient cash flows to service debt and thus repayment is subject to ability of the borrower and, if applicable, guarantors, to complete development or construction of the property and carry the project, often for extended periods of time. As a result, the performance of these loans is contingent upon future events whose probability at the time of origination is uncertain.

•

Commercial and Industrial Loans consist of Small Business Administration (SBA) Paycheck Protection Program (PPP) loans, and other loans that are originated or purchased. This program originated from the Coronavirus Aid Relief and Economic Security (CARES) Act. The SBA will forgive loans if all employee retention criteria are met, and the funds are used for eligible expenses. During 2020, the Company originated 575 loans for a total of $57 million in loan proceeds, and as of December 31, 2020, 547 loans for a total of $54 million remain on balance sheet.

•

The ability of borrowers to service debt in the residential one-to-four family, junior liens and consumer loan portfolios is generally subject to personal income which may be impacted by general economic conditions, such as increased unemployment levels. These loans are predominately collateralized by first and second liens on single family properties. If a borrower cannot maintain the loan, the Company’s ability to recover against the collateral in sufficient amount and in a timely manner may be significantly influenced by market, legal and regulatory conditions.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3 – LOANS RECEIVABLE, NET (Continued)

The following tables present the activity in the Company’s allowance for loan losses by class of loans based on the most recent analysis performed for the twelve months ended December 31, 2020 and 2019:

	Residential One-To-Four Family	Multifamily	Non-Residential	Construction and Land	Junior Liens	Commercial and Industrial (Including PPP)	Consumer and Other	Unallocated	Total
December 31, 2020
Allowance for loan losses:
Beginning balance	$3,445,960	$4,256,029	$2,547,971	$3,028,156	$1,001,629	$—	$56,551	$163,704	$14,500,000
Charge-offs	(49,327)	—	—	—	—	—	(10,000)	—	(59,327)
Recoveries	—	—	—	—	—	—	—	—	—
Provision for (recovery of) loan losses	182,616	1,204,349	695,912	626,573	(85,882)	2,058	1,642	(108,941)	2,518,327

Total ending allowance balance	$3,579,249	$5,460,378	$3,243,883	$3,654,729	$915,747	$2,058	$48,193	$54,763	$16,959,000

December 31, 2019
Allowance for loan losses:
Beginning balance	$4,319,465	$5,266,936	$1,455,789	$1,453,816	$284,149	$—	$64,587	$380,258	$13,225,000
Charge-offs	—	—	—	—	—	—	(15,000)	—	(15,000)
Recoveries	—	25,000	—	—	—	—	—	—	25,000
(Recovery of) provision for loan losses	(873,505)	(1,035,907)	1,092,182	1,574,340	717,480	—	6,964	(216,554)	1,265,000

Total ending allowance balance	$3,445,960	$4,256,029	$2,547,971	$3,028,156	$1,001,629	$—	$56,551	$163,704	$14,500,000

The following table represents the allocation of allowance for loan losses and the related recorded investment (including deferred fees and costs) in loans by loan portfolio segment disaggregated based on the impairment methodology at December 31, 2020 and 2019:

	Residential One-To-Four Family	Multifamily	Non-Residential	Construction and Land	Junior Liens	Commercial and Industrial (Including PPP)	Consumer and Other	Unallocated	Total
December 31, 2020
Allowance for loan losses:
Individually evaluated for impairment	$49,164	$25,709	$—	$—	$—	$—	$45,943	$—	$120,816
Collectively evaluated for impairment	3,530,085	5,434,669	3,243,883	3,654,729	915,747	2,058	2,250	54,763	16,838,184

Total	$3,579,249	$5,460,378	$3,243,883	$3,654,729	$915,747	$2,058	$48,193	$54,763	$16,959,000

Loans receivable:
Individually evaluated for impairment	$11,829,393	$1,720,427	$5,083,558	$—	$58,262	$—	$45,943	$—	$18,737,583
Collectively evaluated for impairment	604,418,547	427,374,377	123,133,766	33,629,709	23,859,958	52,866,782	52,483	—	1,265,335,622

Total	$616,247,940	$429,094,804	$128,217,324	$33,629,709	$23,918,220	$52,866,782	$98,426	$—	1,284,073,205

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3 – LOANS RECEIVABLE, NET (Continued)

	Residential One-To-Four Family	Multifamily	Non-Residential	Construction and Land	Junior Liens	Commercial and Industrial (Including PPP)		Consumer and Other	Unallocated	Total
December 31, 2019
Allowance for loan losses:
Individually evaluated for impairment	$53,371	$28,868	$—	$—	$—		$—	$52,186	$—	$134,425
Collectively evaluated for impairment	3,392,589	4,227,161	2,547,971	3,028,156	1,001,629		—	4,365	163,704	14,365,575

Total	$3,445,960	$4,256,029	$2,547,971	$3,028,156	$1,001,629	$		$56,551	$163,704	$14,500,000

Loans receivable:
Individually evaluated for impairment	$2,557,497	$1,272,274	$5,499,910	$—	$61,214		$—	$52,186	$—	$9,443,081
Collectively evaluated for impairment	770,081,878	460,048,438	121,675,306	34,289,544	28,666,104		—	71,335	—	1,414,832,605

Total	$772,639,375	$461,320,712	$127,175,216	$34,289,544	$28,727,318		$—	$123,521	$—	1,424,275,686

The following table presents information related to impaired loans by class of loans as of and for the periods ended December 31, 2020 and 2019:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
December 31, 2020
With no related allowance recorded:
Residential one-to-four family	$11,161,359	$10,375,599	$—	$4,142,802	$25,726	$24,982
Multifamily	1,360,125	1,370,336	—	1,050,827	40,437	37,648
Non-residential	5,678,393	5,083,558	—	5,413,371	242,563	224,617
Construction and land	—	—	—	—	—	—
Commercial and Industrial (incl. PPP)	—	—	—	—	—	—
Junior liens	58,262	58,262	—	59,673	2,987	2,987

	18,258,139	16,887,755	—	10,666,673	311,713	290,234
With an allowance recorded:
Residential one-to-four family	1,454,763	1,453,794	49,164	1,471,767	72,235	65,952
Multifamily	350,888	350,091	25,709	352,563	15,062	13,731
Non-residential	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and Industrial (incl. PPP)	—	—	—	—	—	—
Consumer and other	45,943	45,943	45,943	49,088	2,442	2,250

	1,851,594	1,849,828	120,816	1,873,418	89,739	81,933

Total	$20,109,733	$18,737,583	$120,816	$12,540,091	$401,452	$372,167

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3 – LOANS RECEIVABLE, NET (Continued)

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
December 31, 2019
With no related allowance recorded:
Residential one-to-four family	$1,037,710	$1,069,585	$—	$1,174,368	$34,000	$32,703
Multifamily	911,339	919,004	—	352,374	36,267	33,997
Non-residential	5,684,743	5,499,910	—	5,977,218	289,095	269,006
Construction and land	—	—	—	583,594	71,459	71,459
Commercial and Industrial (incl. PPP)	—	—	—	—	—	—
Junior liens	61,214	61,214	—	62,885	3,125	3,125

	7,695,006	7,549,713	—	8,150,439	433,946	410,290
With an allowance recorded:
Residential one-to-four family	1,548,769	1,487,912	53,371	664,936	81,791	75,365
Multifamily	354,121	353,270	28,868	27,171	13,956	12,660
Non-residential	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and Industrial (incl. PPP)	—	—	—	—	—	—
Consumer and other	52,186	52,186	52,186	21,965	2,757	2,539

	1,955,076	1,893,368	134,425	714,072	98,504	90,564

Total	$9,650,082	$9,443,081	$134,425	$8,864,511	$532,450	$500,854

The recorded investment in loans includes deferred fees, costs and discounts. For purposes of this disclosure, the unpaid principal balance is not reduced for partial charge-offs.

The total recorded investment of loans whose terms have been modified in troubled debt restructurings was $6,335,806 and $6,632,754 as of December 31, 2020 and 2019, respectively. The Company has allocated $94,851 and $105,557, respectively, of specific reserves to troubled debt restructured loans as of December 31, 2020 and 2019. The modification of the terms of troubled debt restructured includes one or a combination of the following: a reduction of the stated interest rate of the loan or an extension of the maturity date. The Company is not committed to lend any additional amounts to customers with outstanding loans that are classified as troubled debt restructurings as of December 31, 2020. There were no loans modified as troubled debt restructured during the years ended December 31, 2020 and 2019.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. There were no troubled debt restructurings for which there was a payment default within twelve months following the modification during the years ending December 31, 2020 and 2019.

The following table presents the recorded investment in non-accrual and loans past due over 90 days still on accrual as of December 31, 2020 and 2019:

	Non-accrual		Loans Past Due Over 90 days and Still Accruing
	2020	2019	2020	2019
Residential one-to-four family	$11,813,421	$3,443,721	$—	$—
Multifamily	156,059	262,929	—	—
Non-residential	804,666	966,471	—	—
Junior liens	81,563	236,145	—	—

Total	$12,855,709	$4,909,266	$—	$—

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3 – LOANS RECEIVABLE, NET (Continued)

The following table presents the recorded investment in past due and current loans by loan portfolio class as of December 31, 2020 and 2019:

	60-89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total Loans Receivable
December 31, 2020
Residential one-to-four family	$3,150,588	$10,075,320	$13,225,908	$603,022,032	$616,247,940
Multifamily	—	156,059	156,059	428,938,745	429,094,804
Non-residential	—	804,666	804,666	127,412,658	128,217,324
Construction and land	3,000,000	—	3,000,000	30,629,709	33,629,709
Junior liens	—	—	—	23,918,220	23,918,220
Commercial and Industrial (incl. PPP)	—	—	—	52,866,782	52,866,782
Consumer and other	—	—	—	98,426	98,426

Total	$6,150,588	$11,036,045	$17,186,633	$1,266,886,572	$1,284,073,205

December 31, 2019
Residential one-to-four family	$2,599,605	$2,206,372	$4,805,977	$767,833,398	$772,639,375
Multifamily	309,231	—	309,231	461,011,481	461,320,712
Non-residential	—	966,471	966,471	126,208,745	127,175,216
Construction and land	—	—	—	34,289,544	34,289,544
Junior liens	—	84,515	84,515	28,642,803	28,727,318
Commercial and Industrial (incl. PPP)	—	—	—	—	—
Consumer and other	—	—	—	123,521	123,521

Total	$2,908,836	$3,257,358	$6,166,194	$1,418,109,492	$1,424,275,686

The Company categorizes loans into risk categories based on relevant information about the quality and realizable value of collateral, if any, and the ability of borrowers to service their debts such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed whenever a credit is extended, renewed, or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loans. The Company used the following definitions for risk ratings for loans classified other than Pass:

Special Mention – Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Company’s credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the obligor, or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment and liquidation of the debt. They are characterized by distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

Loss – Assets classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3 – LOANS RECEIVABLE, NET (Continued)

The following table presents the risk category of loans by class of loans based on the most recent analysis performed as of December 31, 2020 and 2019:

	Pass	Special Mention	Substandard	Doubtful / Loss	Total
December 31, 2020
Residential one-to-four family	$604,167,060	$—	$12,080,880	$—	$616,247,940
Multifamily	411,369,221	16,647,728	1,077,855	—	429,094,804
Non-residential	127,089,605	154,027	973,693	—	128,217,324
Construction and land	33,629,709	—	—	—	33,629,709
Junior liens	23,836,656	—	81,563	—	23,918,220
Commercial and Industrial (incl. PPP)	52,866,782	—	—	—	52,866,782
Consumer and other	98,426	—	—	—	98,426

Total	$1,253,057,459	$16,801,755	$14,213,991	$—	$1,284,073,205

December 31, 2019
Residential one-to-four family	$769,101,102	$—	$3,538,273	$—	$772,639,375
Multifamily	460,704,187	—	616,525	—	461,320,712
Non-residential	126,028,233	—	1,146,984	—	127,175,217
Construction and land	34,289,544	—	—	—	34,289,544
Junior liens	28,491,173	—	236,144	—	28,727,317
Commercial and Industrial (incl. PPP)	—	—	—	—	—
Consumer and other	123,521	—	—	—	123,521

Total	$1,418,737,760	$—	$5,537,926	$—	$1,424,275,686

NOTE 4 – REAL ESTATE OWNED (REO), NET

REO activity is as follows for the years ended December 31, 2020 and 2019:

	2020	2019
Beginning balance	$2,013,575	$2,013,575
Additions	—	—
Sales of REO	—	—
Write down of REO	(1,390,000)	—

Ending balance	$623,575	$2,013,575

(Loss) income related to REO for the years ended December 31, 2020 and 2019, are as follows:

	2020	2019
Net gain on sales	$—	$—
Write down of REO	(1,390,000)	—
Rental income, net of operating expenses	175,477	193,646

REO (loss) income	$(1,214,523)	$193,646

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 5 – PREMISES AND EQUIPMENT

Premises and equipment, net, at December 31, 2020 and 2019, are summarized as follows:

	2020	2019
Land	$4,319,689	$8,577,025
Buildings and improvements	11,301,730	33,653,621
Leasehold improvements	3,204,370	3,984,285
Furnishings and equipment	8,640,082	10,612,096
Construction-in-Progress	5,103,600	608,300

	32,569,471	57,435,327
Accumulated depreciation and amortization	(13,000,214)	(25,165,064)

	$19,569,257	$32,270,263

Construction-in-progress consists of deposits made related to the construction of branch improvements and the purchase of furnishings and equipment.

Depreciation and amortization of premises and equipment was $1,924,966 and $1,918,847 for the years ended December 31, 2020 and 2019, respectively.

NOTE 6 – LEASES

Leases and Lease Obligations:

As of December 31, 2020, the weighted average remaining lease term for operating leases was 12.9 years and the weighted average discount rate used in the measurement of lease liabilities was 1.95%. For the year ended December 31, 2020, operating lease expense totaled $1,496,753 and cash payments for lease liabilities totaled $953,666.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2020 are as follows:

2021	$2,756,295
2022	2,557,632
2023	2,346,699
2024	2,258,730
2025	1,865,841
Thereafter	17,562,205

Total undiscounted lease payments	29,437,401
Less: imputed interest	(3,812,089)

Net lease liabilities	$25,535,312

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The change in goodwill during the year is as follows:

	2020	2019
Beginning of year	$15,459,750	$15,459,750
Acquired goodwill	—	—
Impairment	(15,459,750)	—

End of year	$—	$15,459,750

Impairment exists when a reporting unit’s carrying value exceeds its fair value. For the year ended December 31, 2019 no impairment of goodwill was recorded. For the year ended December 31, 2020, goodwill of $15,459,750 was impaired based on a multi-factor quantitative assessment which included an analysis on market pricing, control premiums and a discounted cash flow valuation. After that impairment, there is no remaining goodwill.

NOTE 8 – DEPOSITS

Deposits at December 31, 2020 and 2019, are summarized as follows:

	2020	2019
NOW and demand accounts	$362,169,357	$285,945,584
Savings and money market deposit accounts	276,584,234	221,376,782
Time deposits	717,430,525	787,725,507

	$1,356,184,116	$1,295,047,873

Time deposits mature as follows for the years ending December 31,

2021	$581,003,065
2022	67,392,537
2023	56,272,370
2024	5,402,857
2025	7,359,696

$717,430,525

Time deposits that meet or exceed the FDIC insurance limit of $250,000 at December 31, 2020 and 2019, were $96,081,788 and $107,022,200, respectively. As of December 31, 2020 and 2019, the Company had $3,600,583 and $3,046,878 respectively, in related party deposits.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 9 – ADVANCES FROM THE FEDERAL HOME LOAN BANK OF NEW YORK (FHLB)

Advances from the FHLB are fixed-rate, term borrowings and amounted to $329,400,000 and $296,900,000 at December 31, 2020 and 2019, respectively. Each advance is payable at its maturity date with a prepayment penalty if repayment is made prior to the maturity date. Advances are secured by investment securities and loans pledged at the FHLB totaling $423,500,925 and $586,383,191 as of December 31, 2020 and 2019, respectively. Advances mature as follows for the years ended December 31,

Maturity	Rate Range	Weighted Average Rate	Amount
2021	0.33% — 2.94%	0.84%	$146,500,000
2022	1.68% — 3.09%	2.09%	91,400,000
2023	0.70% — 2.99%	2.27%	33,000,000
2024	1.60% — 1.94%	1.80%	38,000,000
2025	1.50% — 1.60%	1.58%	20,500,000

	Weighted Average Rate	1.49%	$329,400,000

Advances from FHLB amounted to $296,900,000 at December 31, 2019, with a weighted average fixed rate of 2.11%. See Note 12 for further disclosure around Derivatives activities related to Federal Home Loan Bank advances.

NOTE 10 – INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2020 and 2019, consists of the following:

	Current	Deferred	Total
December 31, 2020
Federal	$(1,582,410)	$(3,570,402)	$(5,152,812)
State	161,490	(2,874,627)	(2,713,137)

	$(1,420,920)	$(6,445,029)	$(7,865,949)

December 31, 2019
Federal	$537,455	$663,833	$1,201,288
State	475,409	162,452	637,861

	$1,012,864	$826,285	$1,839,149

A reconciliation between the actual income tax expense and the expected federal income tax expense (computed by multiplying income before income tax expense times the applicable statutory federal income tax rate) for the years ended December 31, 2020 and 2019, is as follows:

	2020	2019
Income (loss) before income tax expense	$(39,372,154)	$7,321,424
Applicable statutory federal income tax rate	21.00%	21.00%
Computed “expected” federal income tax expense	$(8,268,152)	$1,537,499
Increase (decrease) in federal income tax expense resulting from:
Impairment of Goodwill	3,246,548	—
Tax-exempt income	(131,860)	(235,078)
State income taxes, net of federal benefit	(2,143,377)	503,910
CARES Act – Carryback Benefit	(567,920)	—
Other	(1,188)	32,818

	$(7,865,949)	$1,839,149

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 10 – INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019, are as follows:

	2020	2019
Deferred tax assets:
Allowance for loan losses and REO	$5,135,697	$4,075,950
Allowance for losses premises and equipment	3,915,415	—
Net unrealized losses on securities available for sale	—	—
Net unrealized losses on derivatives	1,558,642	141,424
Accrued postretirement benefits	1,077,061	797,768
Accrued interest receivable	108,041	71,316
Accrued bonus	112,440	224,880
REO write-down	47,956	285,888
Finance Lease Liability	7,177,977	—
Charitable contribution carryover	—	6,349
Funded status of benefit plans	489,492	418,994
State Loss Carryforward – Net of Valuation Allowance	481,327	91,533
Other	648	—

Total gross deferred tax assets	20,104,696	6,114,102
Deferred tax liabilities:
Net unrealized gains on securities available for sale	$1,508,587	$358,047
Deferred loan fees, net	1,471,977	2,158,314
Capitalized construction costs	77,984	81,190
Premises and equipment	—	154,294
Finance Lease ROU Asset	6,993,209	—
Other	35,794	127,779

Total gross deferred tax liabilities	10,087,551	2,879,624

Net deferred tax asset	$10,017,145	$3,234,478

Based upon current recoverable taxes and projected future earnings, management believes that it is more likely than not that the net deferred tax asset will be realized. The above amounts are included in other assets.

Retained earnings at December 31, 2020 and 2019, includes approximately $14,600,000, for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include the failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to stockholders.

The Company and its subsidiary are subject to U.S. federal income tax as well as income tax of the state of New Jersey. The Company is no longer subject to examination by Federal taxing authorities for tax years before January 1, 2017, and State taxing authorities for tax years before January 1, 2016.

NOTE 11 – REGULATORY CAPITAL REQUIREMENTS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines, and additionally for the Bank, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to the Corporation. The Bank has not paid dividends to the Company in the past. Capital amounts and classifications are also

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 11 – REGULATORY CAPITAL REQUIREMENTS (Continued)

subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. As of December 31, 2020, Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2020 and 2019, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The following table presents the regulatory capital, assets and risk based capital (common equity Tier 1, Tier 1 and Total capital) ratios for the Bank at December 31, 2020 and 2019 (in thousands, other than ratios):

	Bank Actual		Minimum Capital Adequacy		Minimum Capital Adequacy With Capital Buffer		For Classification as Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2020
Common equity tier 1	$206,258	19.93%	$46,578	4.50%	$72,455	7.00%	$67,279	6.50%
Tier 1 capital	206,258	19.93	62,104	6.00	87,981	8.50	82,806	8.00
Total capital	219,262	21.18	82,806	8.00	108,682	10.50	103,507	10.00
Tier 1 (leverage) capital	206,258	10.72	76,934	4.00	N/A	N/A	96,168	5.00
December 31, 2019
Common equity tier 1	$222,156	20.29%	$49,271	4.50%	$76,643	7.00%	$71,169	6.50%
Tier 1 capital	222,156	20.29	65,694	6.00	93,067	8.50	87,592	8.00
Total capital	235,853	21.54	87,596	8.00	114,970	10.50	109,495	10.00
Tier 1 (leverage) capital	222,156	12.32	72,187	4.00	N/A	N/A	90,234	5.00

NOTE 12 – DERIVATIVES

The Company utilizes interest rate swap agreements as part of its asset liability management strategy to increase net interest income and to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Interest Rate Swaps Designated as Cash Flow Hedges: Interest rate swaps with notional amounts totaling $109,000,000 and $59,000,000 at December 31, 2020 and 2019, respectively, were designated as cash flow hedges of certain Federal Home Loan Bank advances and were determined to be fully effective during all periods presented. The Company expects the hedges to remain fully effective during the remaining terms of the swaps.

Summary information about the interest-rate swaps designated as cash flow hedges as of year-end is as follows:

	2020	2019
Notional amounts	$109,000,000	$59,000,000
Weighted average pay rates	1.4577%	1.9065%
Weighted average receive rates	0.2303%	1.9311%
Weighted average maturity	6 years	8 years
Unrealized gains (losses)	$(5,544,642)	$(501,424)

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 12 – DERIVATIVES (Continued)

Interest income (expense) recorded on these swap transactions totaled $(752,413), and 61,147 during 2020 and 2019, respectively, and is reported as a component of interest expense on FHLB Advances. At December 31, 2020, the Company expected $(1,403,106) of the unrealized gain (loss) to be reclassified as a reduction of interest expense during 2021.

Cash Flow Hedge

The effect of cash flow hedge accounting on accumulated other comprehensive income for the years ended December 31 are as follows:

	2020
	Amount of Gain (Loss) Recognized in OCI (Net of Tax) on Derivative	Location of Gain (Loss) Reclassified from OCI into Income/(Expense)	Amount of Gain (Loss) Reclassified from OCI into Income/(Expense)
Interest rate contracts	$(3,986,000)	Interest Expense	$(752,413)

	2019
	Amount of Gain (Loss) Recognized in OCI (Net of Tax) on Derivative	Location of Gain (Loss) Reclassified from OCI into Income/(Expense)	Amount of Gain (Loss) Reclassified from OCI into Income/(Expense)
Interest rate contracts	$(360,000)	Interest Expense	$61,147

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company, in the normal course of conducting its business, extends credit to meet the financing needs of its customers through commitments and lines of credit.

The following commitments exist at December 31, 2020 and 2019, which are not reflected in the accompanying consolidated financial statements:

	2020	2019
Origination of mortgage loans:
Fixed rate	$5,517,273	$3,963,000
Variable rate	23,143,750	35,946,250
Undisbursed home equity credit lines	33,785,872	37,641,399
Undisbursed construction credit lines	16,263,570	22,125,840
Undisbursed commercial credit lines	1,594,036	2,314,009
Performance standby letters of credit	670,625	—
Overdraft protection credit lines	8,121,772	8,432,760

These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 13 – COMMITMENTS AND CONTINGENCIES (Continued)

The Company issues financial standby letters of credit that are within the scope of ASC 460, Guarantees. These are irrevocable undertakings of the Company to guarantee payment of a specified financial obligation. Most of the Company’s standby letters of credit arise in connection with lending relationships and generally have terms of one year or less. The maximum potential future payments the Company could be required to make equals the contract amount of the standby letters of credit.

NOTE 14 – RETIREMENT PLANS

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (“The Pentegra DB Plan”), a tax-qualified defined benefit pension plan. There is no separate valuation of multi-employer plan benefits nor segregation of plan assets specifically for the Company because the Plan is a multi-employer plan. The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 2003. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan. Benefits are based on years of service and compensation prior to retirement. Annually, Pentegra determines the contributions required to be made by each participating Company, and these contributions are expensed during the year they relate to. Contributions related to the Plan for the years ended December 31, 2020 and 2019, were $ 800,000 and $2,750,000, respectively. The benefits are based on years of service and employee’s compensation. Effective January 1, 2020 this plan was frozen to all current plan participants, eliminating all future benefit accruals. Employees affected by the Defined Benefit Plan amendments noted above will be automatically enrolled into the profit-sharing plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

The funded status as of July 1, 2020 and 2019, was as follows:

	2020	2019
Funded status	114.95%	117.03%

The Company’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan in either 2020 or 2019.

The Company has a savings plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees upon employment who have attained the age of 18. Under the plan, employee contributions are partially matched by the Company at its sole discretion. The Company made provisions for contributions to the plan in the amount of $670,374 and $625,600 for the years ended December 31, 2020 and 2019, respectively.

The Company provides certain health insurance benefits for retired employees and directors meeting plan eligibility requirements. Postretirement benefit expense for the year ended December 31, 2020 was $54,013 and is reported in Compensation and Benefits on the Statement of Operations. Effective January 1, 2019 the employee postretirement health benefit plan was curtailed, leaving only 10 retired participants and beneficiaries remaining in the plan. Active participants who met certain requirements received payments in lieu of future benefits. This plan restructuring created a large curtailment gain resulting in total net postretirement benefit income of $3,046,193 for the year ending December 31, 2019. At December 31, 2020 and 2019, the accrued postretirement benefit obligation approximated $1,808,697 and $1,945,901, respectively. The plans are unfunded as of December 31, 2020 and 2019, and the obligation is included in other liabilities as an accrued postretirement benefit cost.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 14 – RETIREMENT PLANS (Continued)

The Company maintains an Executive Supplemental Income Retirement Plan (SERP) for certain employees and a Director Retirement Plan (DRP). Total expense for the above plans for the years ended December 31, 2020 and 2019, was $387,148 and $391,723, respectively. The accrued liability for the above plans was $4,046,114 and $4,028,794 at December 31, 2020 and 2019, respectively. As the SERP and DRP plans are unfunded, there are no plan assets associated with these plans.

The following table sets forth the change in benefit obligation, change in plan assets and a reconciliation of the funded status and the assumptions used in determining the net periodic cost included in the accompanying consolidated financial statements for the Company’s post retirement plans. The measurement date for the post retirement plans were December 31 for each year presented.

	SERP and DRP		Post Retirement
	2020	2019	2020	2019
Change in benefit obligation:
Projected benefit obligation at beginning of year	$3,759,709	$3,704,181	$1,945,902	$5,582,033
Service cost	89,955	81,431	767	648
Interest cost	98,569	130,132	53,724	65,553
Actuarial loss (gain)	448,259	223,593	(9,208)	57,723
Benefits paid	(350,378)	(379,628)	(110,488)	(1,215,513)
Settlements	—	—	—	172,349
Plan Curtailment	—	—	—	(2,716,892)
Prior service credit as a result of plan amendments	—	269,085	—	—

Projected benefit obligation at end of year	4,046,114	4,028,794	1,880,697	1,945,901
Reconciliation of plan assets:
Fair value of plan assets at beginning of year	—	—	—	—
Actual return on plan assets	—	—	—	—
Employer contributions	350,378	379,628	110,488	1,215,513
Benefits and Settlements paid	(350,378)	(379,628)	(110,488)	(1,215,513)
Fair value of plan assets at end of year	—	—	—	—

Funded status	$(4,046,114)	$(4,028,794)	$(1,880,697)	$(1,945,901)

Amounts recognized in accumulated other comprehensive income at December 31, ignoring tax effects, consist of:

	SERP and DRP		Post Retirement
	2020	2019	2020	2019
Net loss	$1,317,550	$990,016	$23,033	$31,764
Prior service (credit) cost	401,909	470,808	—	—

The weighted average assumptions used in the determination of benefit obligations as of December 31 were as follows:

	SERP and DRP		Post Retirement
	2020	2019	2020	2019
Discount rate	1.85%	3.47%	2.10%	3.64%
Rate of compensation increase	6.25%	6.25%	N/A	N/A

*	Rate of compensation increase applicable to DRP only.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 14 – RETIREMENT PLANS (Continued)

The weighted-average assumptions used in the determination of net periodic benefit cost were as follows:

	SERP and DRP				Post Retirement
	2020		2019		2020	2019
Discount rate	2.21%		3.45%		2.53%	3.70%
Expected rate of return on plan assets	N/A		N/A		N/A	N/A
Rate of compensation increase	6.25	%*	6.25	%*	N/A	N/A

*	Rate of compensation increase applicable to DRP only.

The components of net periodic benefit cost and other amounts recognized in other comprehensive income were as follows for the years ended December 31, 2020 and 2019:

	SERP and DRP		Post Retirement
	2020	2019	2020	2019
Service cost	$89,955	$81,431	$767	$648
Interest cost	98,569	130,132	53,724	65,553
Curtailment charge/ (credit)	—	—	—	(3,268,278)
Settlement charge/ (credit)	—	—	—	(19,874)
Amortization:
Past service liability	—	—	—	175,758
Net loss	189,624	180,160	(478)	—

Net periodic benefit cost	378,148	391,723	54,013	(3,046,193)
Net loss (gain)	448,259	223,593	(9,208)	57,723
Amortization of gain	(189,624)	(180,160)	478	—

Amortization of prior service cost	—	—	—	375,628
Prior service credit recognized due to plan amendments/curtailment	—	269,085	—	551,386
Recognized Past Service (Credit)/Cost				172,349
Gain recognized due to settlement	—	—	—	19,874

Total recognized in other comprehensive income	258,635	312,518	(8,730)	1,176,960

Total recognized in net periodic benefit cost and other comprehensive income	$636,783	$704,241	$45,283	$(1,869,233)

The components of net periodic benefit cost other than the service cost component are included in the line item “other noninterest expense” in the Statement of Operations. The estimated net loss and prior service cost for the post-retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2021 are $141,548 and $68,899, respectively.

The benefits expected to be paid in each of the next five years and the aggregate for the five years thereafter are as follows:

	SERP and DRP	Post- Retirement
2021	$332,182	$106,203
2022	313,682	108,540
2023	295,032	97,343
2024	271,105	98,043
2025	275,583	98,268
Years 2026 - 2030	1,198,874	483,685

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 15 – FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities: For securities available-for-sale and equity securities, fair value was estimated using a market approach. The majority of the Company’s securities are fixed income instruments that are not quoted on an exchange, but are traded in active markets. Prices for these instruments are obtained through third party data service providers or dealer market participants with which the Company has historically transacted both purchases and sales of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing, a Level 2 input as defined by ASC 820, is a mathematical technique used principally to value certain securities to benchmark or comparable securities. The Company evaluates the quality of Level 2 matrix pricing through comparison to similar assets with greater liquidity and evaluation of projected cash flows. The Company also holds equity securities and debt instruments issued by the U.S. government and U.S. government-sponsored agencies that are traded in active markets with readily accessible quoted market prices that are considered Level 1 inputs.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Company’s derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets Held for Sale: Nonrecurring adjustments to certain non-residential properties classified as assets held for sale are measured at fair value, less costs to sell. Fair values are based on contracts / letters of intent.

REO: Nonrecurring adjustments to certain non-residential, construction and land, and residential one-to-four family real estate properties classified as REO are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 15 – FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

The following table summarizes the fair value of assets and liabilities as of December 31, 2020:

	Fair Value Measurements at December 31, 2020, Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:
Financial assets
Securities available for sale
U.S. Treasury Note	$9,999,620	$9,999,620	$—	$—
Domestic Corporate Bonds	59,341,303	—	59,341,303	—
U.S. Government agency obligations	19,674,484	12,417,271	7,257,213	—
Obligations issued by U.S. states and their political subdivisions	24,795,257	—	24,795,257	—
Mortgage-backed securities:
Residential one-to-four family	72,716,834	—	72,716,834	—
Multifamily	58,059,552	—	58,059,552	—

	$244,587,050	$22,416,891	$222,170,159	$—

Financial Liabilities
Derivatives	$(5,544,642)	$—	$(5,544,642)	$—

Measured on a nonrecurring basis:
Nonfinancial assets
Assets held for sale	$5,294,814	$—	$5,294,814	$—
Real estate owned	623,575	—	623,575	—

In March 2020, certain premises and real estate owned were re-designated to held for sale, which resulted in a write-down from book value to fair value. The impairment recorded on the premises was $12,765,000 which resulted in a remaining book value on those assets of $5,294,814 that reclassed from premises to assets held for sale. The impairment recorded on the real estate owned was $1,390,000, which resulted in a remaining book value on those assets of $623,575.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 15 – FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

The following table summarizes the fair value of assets and liabilities as of December 31, 2019:

	Fair Value Measurements at December 31, 2019, Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:
Financial assets
Securities available for sale
U.S. Treasury Note	$19,041,871	$19,041,871	$—	$—
Domestic Corporate Bonds	24,405,067	—	24,405,067	—
U.S. Government agency obligations	18,607,002	11,969,132	6,637,870	—
Obligations issued by U.S. states and their political subdivisions	35,978,824	—	35,978,824	—
Mortgage-backed securities:
Residential one-to-four family	47,725,511	—	47,725,511	—
Multifamily	58,649,233	—	58,649,233	—

	$204,407,508	$31,011,003	$173,396,505	$—

Equity securities	$4,163,329	$4,163,329	$—	$—

Financial Liabilities Derivatives	$(501,424)	$—	$(501,424)	$—

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2019.

The carrying amounts and fair value of financial instruments not carried at fair value, at December 31, 2020 and 2019 are as follows:

	Fair Value Measurements at December 31, 2020, Using
	Book Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets
Cash and due from banks	316,444,857	316,444,857	—	—
Securities held-to-maturity	7,004,751	—	6,978,424	—
Loans, net	1,267,114,205	—	—	1,290,739,618
Financial liabilities
Deposits other than time deposits	638,753,591	638,753,591	—	—
Time deposits	717,430,525	—	725,110,187	—
Federal Home Loan advances	329,400,000	—	336,377,082	—

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 15 – FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

	Fair Value Measurements at December 31, 2019, Using
	Book Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets
Cash and due from banks	124,034,058	124,034,058	—	—
Securities held-to-maturity	9,510,471	—	9,544,384	—
Loans, net	1,409,775,686	—	—	1,419,334,993
Financial liabilities
Deposits other than time deposits	507,322,366	507,322,366	—	—
Time deposits	787,725,507	—	798,708,662	—
Federal Home Loan advances	296,900,000	—	298,659,690	—

NOTE 16 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income represents the net unrealized holding gains on securities available-for-sale, derivatives and the funded status of the Company’s benefit plans, as of the consolidated balance sheet dates, net of the related tax effect.

The following is a summary of the changes in accumulated other comprehensive income by component, net of tax, for the periods indicated:

	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-sale Securities	Defined Benefit Pension Items	Total
Balance at January 1, 2020	$(360,000)	$916,000	$(1,073,000)	$(517,000)
Other comprehensive income (loss) before reclassification	(4,166,975)	3,342,788	(315,488)	(1,139,675)
Amounts reclassified from accumulated other comprehensive income	540,975	(50,788)	135,488	625,675

Net current period other comprehensive (loss) gain	(3,626,000)	3,292,000	(180,000)	(514,000)

Balance at December 31, 2020	$(3,986,000)	$4,208,000	$(1,253,000)	$(1,031,000)

	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-sale Securities	Defined Benefit Pension Items	Total
Balance at January 1, 2019	$—	$(419,000)	$(397,600)	$(816,600)
Other comprehensive income (loss) before reclassification	(316,099)	1,412,134	(931,233)	164,802
Amounts reclassified from accumulated other comprehensive income	(43,901)	(77,134)	255,833	134.798

Net current period other comprehensive (loss) gain	(360,000)	1,335,000	(675,400)	299,600

Balance at December 31, 2019	$(360,000)	$916,000	$(1,073,000)	$(517,000)

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 16 – ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

The following is significant amounts reclassified out of each component of accumulated other comprehensive income (loss):

	For year ending December 31,		Affected Line Item in the Statement where Net Income is Presented
Details about Accumulated Other Comprehensive Income Components	2020	2019
Unrealized gains on securities available for sale: Realized (losses) gains on securities available for sale	$68,538	$107,251	(Loss) gain on sales and calls of securities
Gains and (losses) on cash flow hedges:
Interest rate contracts	(752,413)	61,147	Interest income (expense)
Amortization of benefit
Plan items:
Prior service cost	—	(175,758)	Compensation and employee benefits
Net actuarial loss	(188,553)	(180,160)	Compensation and employee benefits
Total tax effect	246,754	52,721	Income tax expense

Total reclassification for the period, net of tax	$(625,674)	$(134,799)

NOTE 17 – REVENUE FROM CONTRACTS WITH CUSTOMERS AND OTHER INCOME

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income in the Statement of Operations. The following table presents the Company’s sources of noninterest income for the twelve months ended December 31, 2020 and December 31, 2019, respectively. Items outside the scope of ASC 606 are noted as such.

	2020	2019
Noninterest income
Fees and service charges:
Service charges on deposits
Overdraft fees	$185,902	$214,116
Other	535,503	506,540
Interchange income	21,115	20,934
Loan servicing fees (a)	996,480	1,321,773
Gain (loss) on sales and calls of securities available for sale (a)	68,538	107,251
Gain (loss) on equity securities (a)	(230)	119,378
(Loss) gain on premises and equipment (a)	—	246
Write-down of REO (a)	(1,390,000)	—
Other (a)	789,371	330,844

Total noninterest income	$1,206,679	$2,621,082

(a)	Not within the scope of ASC 606.

BLUE FOUNDRY BANCORP AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 17 – REVENUE FROM CONTRACTS WITH CUSTOMERS AND OTHER INCOME (Continued)

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in the time the Company fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer’s account balance.

Interchange Income: The Company earns interchange fees from debit/credit cardholder transactions conducted through a payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Blue Foundry Bancorp or Blue Foundry Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Blue Foundry Bancorp or Blue Foundry Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 24,150,000 Shares

(Subject to Increase to up to 27,772,500 Shares)

(Proposed Holding Company for

Blue Foundry Bank)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

May 14, 2021

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until June 15, 2021, all dealers that effect transactions in these securities, whether or not participating in this stock offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.